

05049425

FORM 6-K



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **March** **2005**
Commission File Number **000-51034**

ACE Aviation Holdings Inc.
(Translation of registrant's name into English)

5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ________ Form 40-F __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-________



DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	
1	Annual Report to Shareholders of ACE Aviation Holdings Inc.

DOCUMENT 1


ACE AVIATION

2004 Annual Report

ACE Aviation Holdings Inc.
Highlights

	Successor Company ACE (1) Period ended December 31 2004	Predecessor Company - Air Canada Three months ended December 31 2003		Combined (2) Period ended December 31 2004	Predecessor Company - Air Canada Twelve months ended December 31 2003	
Financial (CDN dollars in millions except per share figures)						
Operating revenues	2,062	1,977		8,900	8,373	
Operating income (loss) before reorganization and restructuring items	(3)	(77)		117	(684)	
Reorganization and restructuring items	-	(560)		(871)	(1,050)	
Non-operating expense	(67)	(132)		(315)	(282)	
Loss before foreign exchange on non-compromised long-term monetary items and income taxes	(70)	(769)		(1,069)	(2,016)	
Income (loss) for the period	15	(768)		(880)	(1,867)	
Operating margin before reorganization and restructuring items	(0.1)%	(3.9)%		1.3%	(8.2)%	
EBITDAR before reorganization and restructuring items (3)	193	227		1,146	690	
EBITDAR margin before reorganization and restructuring items	9.4%	11.5%		12.9%	8.2%	
Cash and cash equivalents (unrestricted)	1,632	670		1,632	670	
Cash flows from (used for) operations	(426)	(20)		(66)	139	
Weighted average common shares used for computation - diluted (4)	90	120		-	120	
Earnings (loss) per share - basic and diluted (4)	$ 0.17	$ (6.39)		-	$ (15.53)	
Operating Statistics (mainline-related) (5) (6)			% Change			% Change
Revenue passenger miles (millions) (RPM)	9,252	8,878	4	41,653	37,888	10
Available seat miles (millions) (ASM)	12,189	12,409	(2)	53,767	51,340	5
Passenger load factor	75.9%	71.5%	4.4 pts	77.5%	73.8%	3.7 pts
Passenger revenue yield per RPM (excluding Aeroplan) (cents) (7)	15.6	15.8	(2)	15.4	15.9	(3)
Passenger revenue yield per RPM (including Aeroplan) (cents) (7)	16.0	15.8	1	15.5	15.9	(2)
Passenger revenue per ASM (excluding Aeroplan) (cents) (7)	11.8	11.3	4	11.9	11.7	2
Passenger revenue per ASM (including Aeroplan) (cents) (7)	12.1	11.3	7	12.0	11.7	3
Operating revenue per available seat mile (cents)	14.9	13.9	7	14.6	14.3	2
Operating expense per available seat mile (cents) (8)	15.0	14.5	3	14.3	15.4	(7)
Operating expense (net of cargo and other non-ASM revenue) per available seat mile (cents) (8) (9)	12.2	11.9	2	11.8	12.9	(9)
Average number of employees (thousands)	28.2	29.2	(3)	28.7	31.5	(9)
Available seat miles per employee (thousands)	432	425	2	1,873	1,628	15
Operating revenue per employee (thousands)	$64	$59	9	$273	$232	18
Aircraft in operating fleet at period end	199	214	(7)	199	214	(7)
Average aircraft utilization (hours per day) (10)	10.6	10.4	1	11.0	10.3	7
Average aircraft flight length (miles)	1,284	1,212	6	1,308	1,218	7
Fuel price per litre (cents) (11)	54.3	35.2	54	45.9	37.1	24
Fuel litres (millions)	738	754	(2)	3,240	3,101	4
Operating Statistics (consolidated)			% Change			% Change
Revenue passenger miles (millions)	9,681	9,289	4	43,427	39,565	10
Available seat miles (millions)	12,815	13,115	(2)	56,536	54,160	4
Passenger load factor	75.5%	70.8%	4.7 pts	76.8%	73.1%	3.7 pts
Passenger revenue yield per RPM (excluding Aeroplan) (cents) (7)	16.9	17.3	(3)	16.7	17.3	(3)
Passenger revenue yield per RPM (including Aeroplan) (cents) (7)	17.3	17.3	(0)	16.8	17.3	(3)

(1) References to "Successor Company" refer to ACE and its susidiaries' results for the period ended December 31, 2004, which represents three months of operations. Refer to the MD&A for additional information.

(2) Annual Supplementary Non-GAAP Combined Information (Combined) which is the combination of Air Canada's (Predecessor Company) operations and financial results for the nine months ended September 30, 2004 added to ACE Aviation Holdings Inc.'s (ACE) (Successor Company) operations and financial results for the period ended December 31, 2004.

(3) EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent and ownership costs as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and asset acquisitions.
EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have a standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies.
EBITDAR before reorganization and restructuring items is reconciled to operating income (loss) before reorganization and restructuring items as follows:

	Successor Company ACE (1) Period ended December 31 2004 ($ millions)	Predecessor Company Air Canada Three months ended December 31 2003 ($ millions)	Combined (2) Period ended December 31 2004 ($ millions)	Predecessor Company Air Canada Twelve months ended December 31 2003 ($ millions)
Operating income (loss) before reorganization and restructuring items	(3)	(77)	117	(684)
Add back:				
Aircraft rent	111	210	632	1,008
Depreciation, amortization & obsolescence	85	94	397	366
EBITDAR before reorganization and restructuring items	193	227	1,146	690

(4) Refer to Note 20 of the 2004 Annual Consolidated Financial Statements for additional information on Earnings Per Share.

(5) Includes the operations of Air Canada, Aeroplan, Air Canada Technical Services, ACGHS, AC Cargo, Air Canada Capital, Destina, AC Online and SIMCO.

(6) Mainline-related operating statistics exclude Jazz operations and capacity purchase arrangements with third party carriers.

(7) Beginning in October 2004, Aeroplan redemption revenues related to points redeemed for air travel on Air Canada are reflected in passenger revenues. Prior to October 2004, these revenues were recorded in "other" revenues. Refer to the MD&A for additional information on the Loyalty Program.

(8) Before reorganization and restructuring items.

(9) Represents the net cost of the passenger transportation business after deducting the revenue impact of cargo and other non-ASM businesses.

(10) Excludes maintenance down-time.

(11) Net of fuel hedging and includes all fuel handling expense.

TABLE OF CONTENTS

MESSAGE FROM THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER, ACE AVIATION HOLDINGS INC.



Air Canada has weathered the perfect storm and emerged with a strong balance sheet and enhanced liquidity, significantly lower costs and a dynamic new business model. Our new fares offer great value. Customers are embracing them. And there is more to come.

Having been reborn as ACE Aviation Holdings, Air Canada has transformed itself into something unique: the full value airline that can compete aggressively on price with low-cost discounters and on service and amenities with anyone else – and do it profitably.

Air Canada's restructuring under CCAA creditor protection that began on April 1, 2003 followed the SARS outbreak, the Iraq War, spiking fuel prices and rapid expansion by domestic-low cost carriers. Our 18 months under CCAA were extraordinarily challenging. Air Canada's employees, lessors, suppliers and other stakeholders made major sacrifices, but what we accomplished together is also extraordinary.

ACE is now a company with assets of $9 billion and with less than $5 billion of debt, most of that future aircraft lease obligations, making Air Canada one of the least leveraged major airlines anywhere. By grouping all Air Canada operations into subsidiaries of ACE, we are remaking each as a separate business with financial and operational benchmarks, sensitive to both internal and external customers and with a mandate to contribute more to the overall profitability of the Corporation. While this structure will make it somewhat easier to monetize some of the true value of these operations, our goal is to grow them regardless of whether we own part or all of their shares.

Air Canada has turned into an ideas factory. Some of the concepts coming out of our commercial group deviate sharply from how traditional full-service airlines – legacy carriers - have been doing business for decades. Simply put, Air Canada is no longer a legacy carrier and the world's airlines and our customers are noticing.

We are changing the value the customer perceives in our product and how the customer interacts with the airline at every step of the process from booking a flight until baggage pickup. We are making customer empowerment (self-service) a virtue by offering enhanced website booking features, web check-in, expanded kiosk check-in, Aeroplan online reward redemption, and much more.

The old legacy fare structure with its dozens of fare types is complicated, full of restrictions and hides inequities. Air Canada's new fare grid is simple, transparent and based on one-way fares so customers don't have to jump through hoops like Saturday stayovers. Customers can travel the way they want and pay for the services they value, and given our consistently strong load factors, they are responding. This year, the same one-way fare structure is being introduced internationally. The international marketplace holds enormous potential for Air Canada as the country's principal international carrier, as shown by our successful expansion into Latin America and the preference of many travellers to make connections in Toronto rather than at US airports because of visa and security issues. We look to the Canadian government and the airport authorities to further streamline the passenger processes and procedures and reduce costs to make Toronto and Canada even more competitive hubs in the coming months. We're tapping some of that potential by adding new year-round nonstop services between Toronto and Asia and further increasing our Latin America capacity. Our fleet strategy supports our business model. Acquiring intermediate-sized jets with 73, 75 and 93 seats will enable us to better match capacity to demand within North America, add frequencies and create new routes that enhance our network appeal and improve access to our international gateways.

The new business model will help insulate Air Canada against continued expansion by low-cost competitors. It's a fallacy that Air Canada has to match the costs of our domestic low-cost competitors to survive. We certainly had to close the gap so we could offer everyday low fares that compete with theirs. Domestically, we make substantially more revenue per available seat mile, than our discount rivals. And internationally, Air Canada is a lower-cost operator now compared to the legacy carriers with which we compete.

Based on our current business plan, Management is targeting $2 billion in annual cost savings by 2006 (as compared to 2002) derived mainly from new labor and supplier arrangements. The labor component is worth about $0.9 billion of the annual cost savings. Much of that is in the form of more flexible scheduling, more efficient work processes and rules as well as flexibility to use more automation, contract out some functions, cross-utilize more staff and use more part timers and vacation relievers. That will drive further productivity improvements for years to come, creating an environment for relatively low-cost, low-risk growth. With this added flexibility, we can expand or contract more quickly as market conditions dictate. This is a key differentiator between Air Canada and its US peer group. Airlines south of the border have sought the deepest possible immediate wage, pension and benefit cuts. They haven't had a comparable focus on making their operations more productive.

It's never all blue skies and smooth flying in this industry, but to the extent there are clouds on our horizon, they are mainly external: volatile oil prices, irrational capacity additions by some of our domestic competitors, global security concerns, a sluggish economy. There is widespread public support for the airline industry's contention that the rent Canada's airports pay to the federal government – a cost passed through to the airlines and passengers – has reached usurious levels and represents a growing deterrent to travel.

This year promises to be one of transition with a lot to excite our customers and employees as we begin introducing the intermediate sized jets, begin an extensive modernization of the cabin interiors of our widebody fleet, expand our bulk buying products, announce Air Canada's future widebody acquisition plans, major new Aeroplan partners, expanded freighter service, and much more. The plan really reaches full fruition in 2006 when virtually all cost cutting measures will be place for the full year, when all aspects of the commercial strategy are in place and fine-tuned and when aircraft deliveries present us with the opportunity for more new route development.

In 2004, the Corporation exceeded its EBITDAR goal of $1.1 billion, recording final EBITDAR of $1.15 billion. I'm especially pleased for our employees that they can see their hard work reflected in this and other signs of progress. Throughout the past two challenging years, their ability to retain their professionalism even in the most nerve-wracking moments when careers seemed to hang in the balance was crucial to Air Canada retaining the confidence of the travelling public. The morale of our people is rising and will rise even further as we meet our profitability objectives – and employees see the benefits though profit-sharing. Air Canada has always been able to count on the generosity of its staff, whether it is supporting Dreams Take Flight and making a child's wish come true or volunteering to load and operate aid flights to the tsunami-devastated countries of south Asia. Everyone associated with Air Canada deserves a period of stability and sustained prosperity, and we all look forward to it.



Robert A. Milton
Chairman, President and Chief Executive Officer

PREFACE

ACE Aviation Holdings Inc. (ACE) was incorporated on June 29, 2004 for the purposes of becoming the parent company of Air Canada and its subsidiaries upon the implementation of the consolidated plan of reorganization, compromise and arrangement (the Plan). On September 30, 2004, ACE became the successor and parent holding company of the reorganized Air Canada and its subsidiaries. This Management's Discussion and Analysis (MD&A) covers ACE's operations and financial results for the period ended December 31, 2004. From the date of ACE's incorporation until September 29, 2004, the day preceding the implementation of the Plan, ACE did not issue any equity securities, acquire any assets, assume any liabilities of Air Canada, did not carry on any operations or have cash flows. Consequently, ACE's consolidated results for the period ended December 31, 2004 represents three months of operations. The MD&A section entitled "Fourth Quarter Results of Operations – 2004 versus 2003" compares ACE's operations and financial results for the three months ended December 31, 2004 to Air Canada's operations and financial results for the three months ended December 31, 2003.

References to "Successor Company" refer to ACE and its subsidiaries on and after June 29, 2004. References to "Predecessor Company" refer to Air Canada and its subsidiaries prior to September 30, 2004. ACE adopted fresh start reporting on September 30, 2004. In accordance with Section 1625 of the CICA Handbook, Comprehensive Revaluation of Assets and Liabilities (CICA 1625), prior period financial information has not been restated to reflect the impact of fair value adjustments and, accordingly, certain amounts in the Predecessor Company are not directly comparable. See Note 5 to the 2004 Annual Consolidated Financial Statements for additional information on fresh start reporting.

The MD&A section entitled "Annual Supplementary Non-GAAP Combined Analysis of Results – 2004 versus 2003" is provided for the purpose of allowing a year-over-year comparison of results of operations and cash flows. This discussion uses 2004 Non-GAAP information which is the combination of financial results for the nine months ended September 30, 2004 of the Predecessor Company and financial results for the period ended December 31, 2004 of the Successor Company. Such combination is for illustrative purposes only. This annual supplementary Non-GAAP Combined information (Combined) will be referred to in the relevant sections of the MD&A as Combined information. As a result of the application of fresh start reporting, application of new accounting policies, the effectiveness of certain lease contracts on emergence of CCAA and the debt and equity transactions that occurred on September 30, 2004, the Successor financial statements are not comparable to those prepared for Air Canada prior to the emergence. The presentation of the financial information of Air Canada for periods prior to October 1, 2004 and the combination of the financial information of Air Canada and ACE for the year ended December 31, 2004 should not be viewed as a continuum because the financial statements of Air Canada for periods prior to October 1, 2004 and the financial statements of ACE for the period ended December 31, 2004 are those of different reporting entities and are prepared using different bases of accounting and different accounting policies and, therefore, are not comparable. Similarly, the financial information presented in the analysis of the Fourth Quarter Results of Operations - 2004 versus the fourth quarter of 2003 is not comparable for the reasons stated above.

The financial statements are prepared using the accounting policies as described in Note 4 to the 2004 Annual Consolidated Financial Statements. All amounts are expressed in Canadian currency unless indicated otherwise. This Management Discussion and Analysis is as of March 18, 2005. For further information on ACE's and Air Canada's public disclosure file, please consult www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

ACE's communications often contain written or oral forward-looking statements which are included in the MD&A and may be included in filings with securities regulators in Canada and the United States. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. All such statements are made pursuant to the "safe harbour" provisions of the governing US securities legislation. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, restructuring, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties. The forward-looking statements contained in this discussion represent ACE's expectations as of March 18, 2005, and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

EXPLANATORY NOTES

GLOSSARY OF TERMS

Revenue Passenger Miles (RPMs)
A measure of passenger traffic calculated by multiplying the total number of revenue passengers carried by the miles they are carried.

Available Seat Miles (ASMs)
A measure of passenger capacity calculated by multiplying the total number of seats available for revenue traffic by the miles flown.

Passenger Load Factor
A measure of passenger capacity utilization derived by expressing revenue passenger miles as a percentage of available seat miles.

Passenger Revenue per Revenue Passenger Mile (yield per RPM)
Average passenger revenue per revenue passenger mile.

Passenger Revenue per Available Seat Mile (RASM)
Average passenger revenue per available seat mile.

"Corporation" refers to, as the context may require, ACE and its subsidiaries collectively, ACE and one or more of its subsidiaries, one or more of ACE's subsidiaries, or ACE itself.

"Subsidiary" or "subsidiaries" refers to, in relation to ACE, any entity, including a corporation, trust partnership or limited partnership, which is controlled, directly or indirectly, by ACE.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

MAINLINE OR MAINLINE-RELATED OPERATIONS

As a result of the restructuring, the Corporation's businesses are operated through four reportable segments: transportation services, loyalty program, technical services and regional operations. Refer to page 7 of the MD&A and Note 21 of the 2004 Annual Consolidated Financial Statements for additional information. Segment information is reported on a prospective basis from the date of the restructuring (September 30, 2004). In order to allow the reader to compare certain financial and statistical information to prior years, the MD&A will continue to contain references to "Mainline" or "Mainline-related" operations until such time as the information is comparable to prior years. "Mainline" or "Mainline-related" operations refer to the unconsolidated operations of Air Canada but include, as the context may require, the operations of Aeroplan Limited Partnership (Aeroplan), a premier loyalty program which offers miles accumulation and redemption as an incentive to the Corporation's and other partners' customers; ZIP Air Inc. (ZIP), a wholly-owned airline which ceased operations in September 2004; Destina.ca Inc. (Destina), a web based travel company; Air Canada Capital Ltd., a wholly-owned subsidiary whose main business is the leasing of aircraft to Air Canada, Air Canada Jazz and to third party airlines operating under capacity purchase agreements; and other smaller related subsidiaries of ACE. Also included are the following stand-alone limited partnerships which were established on implementation of the Plan: AC Online, an online travel site offering customers both air and non-air products; Air Canada Technical Services (ACTS) that, together with Air Canada, provides technical services; AC Cargo that, together with Air Canada, provides cargo services; and Air Canada Ground Handling Services (ACGHS) which provides ground handling services. Mainline or Mainline-related operations exclude the operations of Jazz LP (Air Canada Jazz or Jazz), ACE's regional airline; third party airlines operating under capacity purchase agreements; Wingco Leasing Inc. (Wingco), a wholly-owned subsidiary whose main business was the leasing of regional aircraft to Air Canada Jazz and to third party airlines operating under capacity purchase agreements; Touram Inc. (Air Canada Vacations); and other non-airline subsidiaries of ACE. Wingco was amalgamated into Air Canada Capital Ltd. on September 30, 2004.

NON-GAAP EARNINGS (LOSSES)

Due to the significant events facing the Predecessor Company in prior years, Management reviews financial results on a normalized basis after adjusting certain items. Significant items, such as reorganization and restructuring items, which are not reflective of the underlying financial performance of the Predecessor Company from ongoing operations, have been removed from reported earnings (losses) for the purposes of adjusted or non-GAAP earnings (losses).

Net income (loss) adjusted for restructuring and reorganization items is not a recognized measure for financial statement presentation under GAAP. Non-GAAP earnings measures do not have a standardized meaning and are therefore not likely to be comparable to similar measures presented by other public companies. Readers should consider the adjusted net income (loss) measures in the context of the Corporation's and Air Canada's GAAP results.

Net income (loss) before reorganization and restructuring items in 2003 and 2004 is reconciled to net income (loss) as follows:

($ millions)	2003	Predecessor Company Air Canada Nine Months ended Sept 30, 2004	Successor Company ACE Period ended Dec 31, 2004	Combined 2004
GAAP net income (loss)	(1,867)	(895)	15	(880)
Add back:				
Reorganization and restructuring items	1,050	871	-	871
Net income (loss) adjusted for reorganization and restructuring items	**(817)**	**(24)**	**15**	**(9)**

EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent and ownership costs as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other asset acquisitions.

EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have a standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies. EBITDAR before reorganization and restructuring items and EBITDAR before non-recurring labour expenses are reconciled to operating income before reorganization and restructuring items and to operating income before non-recurring labour expenses, as follows:

($ millions)	2002	2003	Predecessor Company Air Canada Nine Months ended Sept 30, 2004	Successor Company ACE Period ended Dec 31, 2004	Combined 2004[1]
GAAP operating income (loss) before undernoted items:	(192)	(684)	120	(3)	117
Reorganization and restructuring items					
Non-recurring labour expenses					
Add back:					
Depreciation, amortization and obsolescence	372	366	312	85	397
Aircraft rent	1,109	1,008	521	111	632
EBITDAR, before non-recurring labour expenses and reorganization and restructuring items	1,289	690	953	193	1,146
EBITDAR margin (%) [2]	**13.1**	**8.2**	**13.9**	**9.4**	**12.9**

(1) Refer to page 4 of this MD&A for additional information.
(2) EBITDAR margin is calculated as EBITDAR divided by operating revenues.

LOYALTY PROGRAM

As a result of the application of fresh start reporting, the outstanding loyalty program mileage credits (Miles) were adjusted to reflect the estimated fair value of Miles to be redeemed in the future. As a consequence of this fair value adjustment and the evolving nature of the Aeroplan loyalty program, the Successor Company changed the accounting policy as of September 30, 2004 for the recognition of its obligations relating to the loyalty program. The Predecessor Company recognized the obligation related to Miles earned through transportation services based on the incremental cost of providing future transportation services. On a prospective basis from the date of fresh start reporting, Miles earned by members through transportation services provided by the Corporation and the transportation services are treated as multiple elements. Miles are recorded at fair values with the residual allocated to transportation services. Consistent with the accounting policy of the Predecessor Company, the proceeds from the sale of Miles to loyalty program partners are deferred.

Revenues from Miles issued to members are recognized at the time the Miles are redeemed except for breakage as noted below. Effective September 30, 2004, Miles redeemed for air travel on Air Canada and Jazz are included in passenger revenue and miles redeemed for other than travel are included in other revenue. Under the previous accounting policy in the Predecessor Company, Aeroplan redemption revenues from Miles earned by members through loyalty program partners were included in other revenue. These revenues amounted to $173 million for the nine months ended September 30, 2004 ($177 million for the twelve months ended December 31, 2003). Based on historical experience and current program policies, the Successor Company estimates the percentage of Miles that may never be redeemed, defined as breakage. The amount allocated to breakage is recognized on a straight line basis over a period of 30 months in other revenue. The Corporation performs regular evaluations of the breakage estimate which may result in certain adjustments.

Also, effective September 30, 2004, the Corporation commenced deferring passenger revenues equivalent to the fair value of Miles earned through air travel on the Corporation's services based upon the cost of purchasing the mileage credits from Aeroplan. These deferred passenger revenues will be recognized in a future period when the Miles are redeemed. The sum of passenger revenues from Miles redeemed for air travel on Air Canada and Jazz and the above noted deferred revenues are referred to as Aeroplan passenger revenues (Aeroplan passenger revenues).

The current portion of loyalty program deferred revenues of $497 million ($192 million at December 31, 2003 as recorded under the previous accounting policy) are reported in Advance ticket sales and Loyalty program deferred revenues. The determination of the current portion is based on Management's estimate as to the portion of the liabilities that will be redeemed in the next twelve months. The remainder of the liabilities is carried in Other long-term liabilities.

OVERVIEW AND GENERAL BUSINESS SUMMARY

SUMMARY

ACE Aviation Holdings Inc. (ACE) was incorporated on June 29, 2004 for the purpose of becoming the parent company of Air Canada and its subsidiaries upon the implementation of the consolidated plan of reorganization, compromise and arrangement (the Plan) as further described in Note 2 to the 2004 Annual Consolidated Financial Statements. From the date of ACE's incorporation until the day preceding the implementation of the Plan, ACE did not issue any equity securities, acquire any assets, assume any liabilities of Air Canada, did not carry on any operations or have cash flows.

In accordance with the implementation of the Plan involving Air Canada as the Predecessor Company, and certain subsidiaries pursuant to the provisions of the Companies' Creditors Arrangement Act (Canada) (CCAA), on September 30, 2004, ACE became the successor and parent holding company of the reorganized Air Canada and each of its subsidiaries. As part of the Plan, in addition to Aeroplan, Jazz, Destina and Air Canada Vacations, which were already established as separate legal entities, Air Canada Technical Services (ACTS), AC Cargo, Air Canada Ground Handling Services and AC Online were established as stand-alone limited partnerships under ACE. In addition, Jazz was reorganized into Jazz Limited Partnership.

As described in Note 21 to the 2004 Annual Consolidated Financial Statements, ACE's businesses are operated through four reporting segments which include:

TRANSPORTATION SERVICES

Transportation services include the Corporation's principal passenger and cargo transportation services covering Air Canada and related ancillary services and, effective September 30, 2004, the Corporation records the transportation revenues earned on Jazz operations and the fees related to Jazz operations as provided for under a capacity purchase agreement.

Air Canada is Canada's largest domestic and international full-service airline and the largest provider of scheduled passenger services in the domestic market, the Canada-US market as well as Canada-International markets. Through Air Canada's global route network, virtually every major market throughout the world is served either directly or through the Star Alliance which is the world's largest airline network. Jazz is the largest regional airline in Canada.

Destina and AC Online manage Air Canada's commercial web sites in addition to operating an online travel site offering customers both air and non-air products.

Air Canada Vacations is a major Canadian tour operator providing vacation packages.

Air Canada and Air Canada Cargo provide air cargo services on domestic, transborder and international flights. Air Canada Cargo is a major domestic air cargo carrier and manages the entire cargo capacity on aircraft operated by Air Canada and Jazz on domestic and transborder routes. Air Canada continues to offer cargo services on its international passenger flights.

Air Canada Ground Handling Services provides passenger handling services to Air Canada, Jazz and other airlines with a primary focus on Canadian stations. Services covered include "above and below the wing" passenger and baggage handling services and ancillary services such as deicing, ground support and equipment maintenance.

LOYALTY PROGRAM

Aeroplan is a premier loyalty program which offers miles accumulation and redemption as an incentive to the Corporation's and other partners' customers. Accumulated mileage may be redeemed for travel rewards or for goods and services from non-airline partners.

TECHNICAL SERVICES

ACTS provides technical services and competes on a global basis as an aircraft maintenance, repair and overhaul service provider.

REGIONAL OPERATIONS

Jazz is responsible for regional airline operations and provides service throughout Canada and to certain destinations in the United States under a Capacity Purchase Agreement (CPA) between Air Canada and Jazz that came into effect on September 30, 2004. Under the CPA, Jazz focuses on airline operations and customer service and Air Canada is responsible for scheduling, marketing and pricing and related commercial activities of the regional operations. Under this agreement, Jazz records revenues from Air Canada based upon fees relating to flight operations performed, passengers carried and other items covered by the CPA. These intercompany transactions are eliminated in the consolidated financial statements.

Refer to Note 21 to the 2004 Annual Consolidated Financial Statements for additional information on ACE's operating segments.

NEW BUSINESS STRATEGY

In order to respond to a rapidly changing landscape, including increasing competition from low-cost carriers, in 2003 and 2004, Air Canada fundamentally changed its business strategy and redesigned its business process. The Corporation designed and embarked on a new business plan to: (i) solidify its domestic market position through a superior product offering at a competitive cost; (ii) provide a solid foundation for its growing international markets; and (iii) maximize the value inherent in ACE's non-airline subsidiaries.

The Corporation's new business strategy is based on the following four major components, each of which is further described below:

(i) a competitive cost structure;
(ii) a redesigned network to maximize efficiency and leverage international growth opportunities;
(iii) a customer driven revenue model for passenger services; and
(iv) a new corporate structure to maximize the value of its subsidiaries.

COMPETITIVE COST STRUCTURE

The foundation of the new business strategy is a competitive cost structure. As a result of the CCAA restructuring process, the Corporation was in a position to restructure its costs. The Corporation believes that its new cost structure will allow it to compete more effectively with other industry players in each of its targeted market segments. The Corporation's focus on cost reductions is reflected in all components of the new business strategy, and includes:

(i) an important reduction in labour costs resulting from higher productivity, a rationalized work force and lower average salaries;
(ii) the repudiation and renegotiation of various contractual obligations, including those related to aircraft, real estate and suppliers;
(iii) a fleet simplification through the elimination of older, less efficient aircraft and the increased utilization of new large regional jet aircraft with lower trip costs in order to better match capacity with demand, as well as a reduction in the number of aircraft types in order to lower maintenance, inventory and pilot training costs; and
(iv) the increasing use of technology in order to reduce costs.

Unlike its low-cost competitors, the Corporation incurs costs related to the offer of value-added transportation services, such as Executive Class services and other non-air services. The Corporation believes that these costs are offset by a revenue premium, driven primarily by higher passenger yield and passenger load factor, increased international connecting traffic and increased Aeroplan and cargo revenues. The Corporation expects to maintain this revenue premium by continuing to leverage its key competitive advantages, including:

(i) a more extensive route network, greater flight frequency and greater market presence;
(ii) value-added services, for which customers are willing to pay a premium, including unlimited schedule changes, same day stand-by, advance seat selection, full Aeroplan mileage, concierge service and Executive Class service; and
(iii) higher yielding international (including transborder) connections, which currently represent approximately 30 per cent of the Corporation's domestic traffic.

REDESIGNED NETWORK TO MAXIMIZE EFFICIENCY AND LEVERAGE INTERNATIONAL GROWTH OPPORTUNITIES

The Corporation's objective is to become the customer's clear choice in all the markets in which it competes by offering a better scheduled product at a competitive price. To this end, the Corporation's redesigned network focuses on offering high flight frequency on key domestic and transborder routes, while maintaining competitive frequency on other domestic and transborder routes, and reducing the average seating capacity per departure.

To this end, Jazz, the Corporation's regional carrier, forms an integral part of Air Canada's domestic and transborder market strategy. The Corporation expects to achieve its objectives through the increased use of large regional jet aircraft which have lower trip costs. This initiative, for which deliveries commenced in October 2004, will see Air Canada and Jazz add 90 new regional jet aircraft to their fleet by 2008. In addition, as a result of agreements reached with Air Canada's and Jazz's unions during Air Canada's restructuring under the CCAA, all of the Corporation's Bombardier CRJ aircraft will be operated out of Jazz's regional operations. The Corporation expects that the lower trip costs of these regional jet aircraft will enable the Corporation to compete more effectively with low-cost carriers. This strategy should allow the Corporation to operate its network more efficiently by better matching capacity with demand and by facilitating connections in a timely fashion.

Since international services generally produce higher margins than domestic and transborder services, the Corporation also intends to expand its existing services to international destinations and serve new international destinations. The Corporation believes that it is well positioned to grow its international services and increase its current market share by leveraging the following competitive advantages:

(i) its superior international network;
(ii) its widely recognized brand and its strong position in the market for trans-Atlantic and trans-Pacific travel to and from Canada and more recently the Canada-South America market;
(iii) its competitive position with respect to labour costs as compared to major international legacy carriers, which results in part from the restructuring process; and
(iv) its ability to capitalize on the relative speed and convenience associated with having its hubs located in Canada which, unlike the United States, does not currently require a visa from residents of certain countries transiting through the country.

For domestic, transborder and international services, the Corporation will continue to leverage the strengths of its Aeroplan program.

CUSTOMER DRIVEN REVENUE MODEL FOR PASSENGER SERVICES

The Corporation's new revenue model for passenger services is aimed at improving customer satisfaction and retention by focusing on simplicity, value, choice, transparency and flexibility for the customer and is resulting in greater passenger volume, higher passenger load factors and increased cost efficiency for Air Canada and Jazz.

The new revenue model is based on five simple fare types ranging from low one-way fares, substantially similar to those offered by low-cost carriers, to Executive Class fares. The new fares are based on a different combination of product attributes, including the ability to make changes to reservations, seat selection and Aeroplan mileage. The new model provides transparency by allowing customers to compare prices and travel options and select the most suitable fare. The Corporation believes that this establishes a clear link between price and value and will be a key driver in achieving customer loyalty.

The new revenue model was introduced in Air Canada's and Jazz's domestic markets in May 2003. In February 2004, the new revenue model was expanded to most destinations in the continental United States served by Air Canada and Jazz in cooperation with United Airlines, one of Air Canada's Star Alliance partners. The Corporation believes that its increasing use of the internet to improve its distribution network has facilitated market acceptance of its new revenue model. Air Canada also intends to implement a similar fare structure for its international services.

NEW CORPORATE STRUCTURE TO MAXIMIZE THE VALUE OF SUBSIDIARIES

In connection with the implementation of the Plan, a new corporate structure was established pursuant to which the various business segments that were formerly within Air Canada became stand-alone subsidiaries of ACE. The new corporate structure was designed to:

(i) put in place separate management and business plans for each subsidiary to better focus their strategic direction and profit making efforts;
(ii) align management, capital and human resource needs within each individual business;
(iii) facilitate the development of each business segment to its fullest individual potential including, where appropriate, through the pursuit of third party sources of business; and
(iv) maximize subsidiaries' value that was not fully recognized when the business segments were part of Air Canada.

ACE's subsidiaries are at varying stages of their corporate development and maximizing value at these entities is a priority in the efforts of ACE's senior management. ACE's value enhancement strategy in respect of its stand-alone subsidiaries includes considering stand-alone financings, sales or distributions of equity interests and involving outside investors for these and other purposes. ACE is examining a range of alternatives to maximize the value of its investment in Aeroplan for the benefit of all its shareholders.

From time to time, ACE reviews acquisition opportunities in respect of businesses or assets that may be complementary to its own. Where appropriate, to increase shareholder value, ACE may consider entering into acquisitions and joint ventures, although no decision has been made in respect of any such acquisition or joint venture opportunity.

In addition, ACE is pursuing internal growth opportunities at its various subsidiaries. In particular, Aeroplan intends to grow its revenues through greater access to Air Canada's network for mileage redemption and the addition of new partners across various retail segments. ACTS intends to leverage its unused capacity by developing its third party customer base, including US carriers that have recently increased their outsourcing of maintenance repair and overhaul work (MRO).

FOURTH QUARTER RESULTS OF OPERATIONS – 2004 VERSUS 2003

The following table sets out the 2004 results of operations for ACE, the Successor Company, as compared to the fourth quarter 2003 results of operations for Air Canada, the Predecessor Company. From the date of ACE's incorporation until September 29, 2004, the day preceding the implementation of the Plan, ACE did not issue any equity securities, acquire any assets, assume any liabilities of Air Canada, carry on any operations or have cash flows. Because ACE had no significant transactions from June 29, 2004 to September 29, 2004, hereafter in this discussion, we will describe ACE's 2004 results of operations as quarterly operations and these results will be compared to the results of operations of Air Canada for the fourth quarter of 2003. As a result of the application of fresh start reporting, application of new accounting policies, the effectiveness of certain lease contracts on emergence from CCAA and the debt and equity transactions that occurred on September 30, 2004, the Successor's financial statements are not comparable to those prepared for Air Canada prior to emergence.

Air Canada has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months. The Corporation has substantial fixed costs that do not meaningfully fluctuate with passenger demand in the short-term. Seasonably low passenger demand results in significantly lower operating cash flow and margins in the first and fourth quarters for each calendar year compared to the second and third quarters.

ACE Aviation Holdings Inc. Consolidated Statement of Operations

($ millions, except per share figures) (Unaudited)	Successor Company ACE Period ended Dec 31, 2004	Predecessor Company Air Canada Three Months ended Dec 31, 2003
Operating revenues		
Passenger	1,681	1,615
Cargo	151	131
Other	230	231
	2,062	**1,977**
Operating expenses		
Salaries, wages and benefits	596	633
Aircraft fuel	432	290
Aircraft rent	111	210
Airport and navigation fees	198	168
Aircraft maintenance, materials and supplies	78	78
Communications and information technology	66	93
Food, beverages and supplies	76	76
Depreciation, amortization and obsolescence	85	94
Commissions	65	58
Other	358	354
	2,065	**2,054**
Operating income (loss) before reorganization and restructuring items	(3)	(77)
Reorganization and restructuring items	-	(560)
Non-operating income (expense)		
Interest income	11	4
Interest expense	(60)	(19)
Interest capitalized	2	-
Loss on sale of and provisions on assets	-	(118)
Other	(20)	1
	(67)	**(132)**
Loss before foreign exchange on non-compromised long-term monetary items and income taxes	(70)	(769)
Foreign exchange gain (loss) on non-compromised long-term monetary items	98	(7)
Income (loss) before income taxes	28	(776)
Recovery of (provision for) income taxes	(13)	8
Income (loss)	**15**	**(768)**
Earnings (loss) per share [(1)]		
- Basic	0.17	(6.39)
- Diluted	0.17	(6.39)

(1) Pursuant to the Plan as further described in Note 2 to the 2004 Annual Consolidated Financial Statements, all issued and outstanding options of Air Canada and warrants were cancelled without payment or consideration. In addition, a new share capital was established under ACE, as further described in Notes 19 and 20 to the 2004 Annual Consolidated Financial Statements.

COMPARISON OF FOURTH QUARTER RESULTS

For the quarter ended December 31, 2004, ACE reported an operating loss of $3 million, an improvement of $74 million compared to Air Canada's operating loss before reorganization and restructuring items of $77 million recorded in the same quarter of 2003. Operating revenues were up $85 million or 4 per cent. Despite a fuel expense increase of $142 million, operating expenses increased by only $11 million on an ASM capacity decrease of 2 per cent.

Net income for the quarter was $15 million compared to a net loss of $768 million in the fourth quarter of 2003. The fourth quarter of 2003 included reorganization and restructuring items amounting to $560 million.

OPERATING REVENUES

Passenger revenues were up $66 million or 4 per cent from 2003 and included Aeroplan passenger revenues of $41 million in the fourth quarter of 2004.

Beginning in October 2004, Aeroplan redemption revenues related to points redeemed for air travel on Air Canada and Jazz are recorded in passenger revenue and passenger revenues are being deferred equivalent to the fair value of Miles earned through air travel on the Corporation's services (Aeroplan passenger revenues). Previously, Aeroplan redemption revenues were included in other revenue. As a result of the inclusion of Aeroplan passenger revenues in passenger revenues starting in October 2004, passenger revenues, RASM and yield per RPM are not directly comparable to the previous years. The following discussion will provide the reader with variances that include Aeroplan passenger revenues. However, for comparative purposes, passenger revenues, RASM and yield per RPM will also provide the reader with variances excluding these revenues.

The table below describes, by major market, quarter-over-quarter percentage changes in passenger revenues, capacity as measured by available seat miles (ASMs), traffic as measured by revenue passenger miles (RPMs), passenger load factor as measured by RPMs divided by ASMs, yield as measured by passenger revenue per RPM, and RASM as measured by passenger revenue per ASM.

Operating Statistics – Quarter 4, 2004 versus Quarter 4, 2003

	Passenger Revenue % Change	Capacity (ASMs) % Change	Traffic (RPMs) % Change	Passenger Load Factor pp Change	Yield per RPM % Change	RASM % Change
Canada	0	(8)	2	8.1	(2)	9
US	(17)	(16)	(5)	8.1	(12)	(1)
Atlantic	4	(4)	(3)	0.3	8	9
Pacific	35	24	23	(0.9)	10	9
Other	22	16	18	1.6	3	5
System (excl. Aeroplan)	1	(2)	4	4.7	(3)	4
System (incl. Aeroplan)	4	(2)	4	4.7	0	6

For the 2004 quarter, system passenger traffic increased 4 per cent on a decrease of 2 per cent in ASM flying capacity producing a 4.7 percentage point improvement in load factor. Excluding Aeroplan passenger revenues, yield per RPM decreased 3 per cent. The yield per RPM decrease was mainly due to increased low-cost competition, a weak transborder market and a greater proportion of longer haul flying which has a lower yield per RPM. However, with the major improvement in load factor, system RASM, excluding Aeroplan passenger revenues, rose 4 per cent over the fourth quarter of 2003.

Fourth quarter domestic passenger revenues were up $16 million or 2 per cent and included Aeroplan passenger revenues of $18 million in the 2004 quarter. Domestic passenger traffic was up 2 per cent and capacity was reduced by 8 percent resulting in a passenger load factor improvement of 8.1 percentage points. Reflecting the improvement in passenger load factor, excluding Aeroplan passenger revenues, domestic RASM rose 9 per cent above the 2003 level.

US transborder passenger revenues were down $51 million or 14 per cent and included Aeroplan passenger revenues of $11 million in the 2004 quarter. In response to increased capacity from US carriers, US transborder ASM capacity was reduced by 16 per cent. As a result, traffic declined 5 per cent resulting in a passenger load factor improvement of 8.1 percentage points. Excluding Aeroplan passenger revenues, yield per RPM declined 12 per cent reflecting increased capacity in the US transborder market. Excluding Aeroplan passenger revenues, US transborder RASM was down 1 per cent as the improvement in passenger load factor did not fully offset the yield decrease.

Other international passenger revenues were $101 million or 18 per cent above the fourth quarter of 2003 and included Aeroplan passenger revenues of $12 million in the 2004 quarter. Atlantic revenues, including Aeroplan passenger revenues of $6 million, increased $19 million or 6 per cent, reflecting an 8 per cent increase in yield per RPM, excluding Aeroplan passenger revenues. Excluding Aeroplan passenger revenues, RASM increased 9 per cent. Pacific revenues were up $55 million or 37 per cent and included Aeroplan passenger revenues of $2 million. This increase, excluding Aeroplan passenger revenues, reflected a 10 per cent increase in yield per RPM. As a result, excluding Aeroplan passenger revenues, RASM increased 9 per cent. South Pacific, Caribbean, Mexico and South America revenues increased $27 million or 28 per cent and included Aeroplan passenger revenues of $4 million. Traffic increased 18 per cent on an ASM capacity increase of 16 per cent resulting in a passenger load factor improvement of 1.6 percentage points. Excluding Aeroplan passenger revenues, yield per RPM increased 3 per cent over the fourth quarter of 2003. Excluding Aeroplan passenger revenues, RASM increased 5 per cent due to both the passenger load factor improvement and the yield per RPM increase. The growth in these markets is mainly from increased capacity to traditional leisure destinations as well as the addition of new routes to South America and other destinations.

Cargo revenues increased $20 million or 15 per cent due to higher traffic mainly in the Pacific and Atlantic markets as well as higher yield due in part to surcharges. Cargo freighter operations commenced in the domestic market in June 2004 and in the international market in November 2004 to replace Boeing 747-400 Combi aircraft which were retired. The fourth quarter of 2004 includes revenues of $14 million from freighter operations.

Other revenues were down $1 million. As a result of the change in accounting policy for the loyalty program as described above, commencing in October 2004, Aeroplan passenger revenues are recorded in passenger revenue. These passenger revenues amounted to $41 million in the fourth quarter of 2004. Previously, Aeroplan redemption revenues were recorded in other revenue. This change resulted in a $17 million reduction to Aeroplan other revenue versus the fourth quarter of 2003. Excluding the impact of this change, Aeroplan revenues rose $24 million due partially to an increase in non-air redemption revenues. Third party aircraft maintenance revenues also increased by approximately $25 million reflecting higher heavy and engine maintenance activity.

The analysis of other revenue in the above comparisons has been provided based on the products and services offered by the Corporation for Aeroplan, Air Canada Technical Services and Air Canada Vacations. This is consistent with prior year's reporting with the exception of Aeroplan redemption revenues which are recorded in passenger revenues beginning in the fourth quarter of 2004. As a result of the restructuring, effective September 30, 2004, the Corporation's businesses are operated through four reportable segments: transportation services, loyalty program, technical services and regional operations. This segment reporting is applied on a prospective basis from the date of fresh start reporting. Refer to Note 21 of 2004 Consolidated Financial Statements and to page 45 of this MD&A for additional information.

OPERATING EXPENSES

For the quarter, total operating expenses increased $11 million or 1 per cent compared to the fourth quarter of 2003 despite an increase in fuel expense of $142 million or 49 per cent. Unit cost increased 3 per cent from the 2003 level (excluding fuel expense, down 5 per cent). Excluding fuel expense, operating expenses decreased $131 million from the fourth quarter of 2003 on a 2 per cent reduction to ASM capacity.

Salaries and wage expense declined $27 million or 5 per cent reflecting a reduction of an average of over 1,000 full-time equivalent (FTE) employees or 3 per cent from 2003 as well as salary reductions for unionized and non-unionized labour groups. Compared to the fourth quarter of 2002, average FTE employees were down over 8,000 employees or 20 per cent.

Employee benefits expense decreased $10 million or 8 per cent from the fourth quarter of 2003 due largely to lower pension expense resulting from the elimination of unamortized actuarial losses and prior service costs resulting from fresh start reporting which accounted for approximately $22 million of the decrease. In the fourth quarter of 2003, a $10 million favourable adjustment was recorded relating to an updated actuarial valuation of worker's compensation liability.

Fuel expense increased $142 million or 49 per cent. The average base fuel price increase of $179 million or 66 per cent was partially offset by a reduction of $31 million due to the favourable impact of a stronger Canadian dollar and reduced flying.

Aircraft rent expense decreased $99 million or 47 per cent and included the reclassification of certain operating leases to capital leases, renegotiated lease rates, the elimination of deferred charges and deferred credits as well as the impact of aircraft repudiations/returns. The stronger Canadian dollar was also a favourable factor for aircraft leases denominated in US dollars.

Airport and navigation fees increased $30 million or 18 per cent mainly due to rate increases. In addition, 2003 included a favourable adjustment of $17 million reversing charges related to fees in foreign locations in 2002.

Aircraft maintenance materials and supplies expense was unchanged from the 2003 quarter.

Communications and information technology expense was down $27 million or 29 per cent largely as a result of increased direct passenger sales via the internet, renegotiated contract rates for information technology and communication services, a decrease in information technology maintenance costs and the favourable impact of a stronger Canadian dollar.

Depreciation expense decreased $9 million or 10 per cent largely due to the impact of fresh start reporting including lower software amortization and computer, aircraft and other depreciation costs. This decrease was partially offset by an increase due to the reclassification of certain operating leases to capital leases of approximately $5 million and the amortization of intangible assets recorded at fresh start of $17 million.

Commission expense was up $7 million or 12 per cent reflecting, in part, increased passenger revenues partially offset by revised rates for Web and Global Distribution System (GDS) bookings.

The other operating expense category increased $4 million or 1 per cent. Expense increases included an increase relating to higher volume of tour packages by Air Canada Vacations as well as higher advertising and promotion expenses, customer maintenance materials and Aeroplan liability expenses. These increases were largely offset by reductions in insurance, credit card fees, terminal handling, crew expenses and numerous other expense reductions.

Unit cost was 3 per cent above the fourth quarter of 2003 on an ASM capacity decrease of 2 per cent (excluding fuel expense, down 5 per cent).

NON-OPERATING EXPENSE

Non-operating expense amounted to $67 million in the quarter, a $65 million decrease from the fourth quarter of 2003. Net interest expense increased $32 million primarily due to the reclassification of certain operating leases to capital leases as well as interest expense relating to new long-term debt resulting from the restructuring process. In 2003, Air Canada did not record interest expense on unsecured debt subject to compromise.

There was no loss on sale of assets in the 2004 quarter. In the fourth quarter of 2003, a loss on sale of assets of $118 million was recorded mainly relating to provisions recorded on non-operating aircraft, inventory and other investments.

FOREIGN EXCHANGE GAINS

Gains from foreign exchange on long-term monetary items amounted to $98 million in the fourth quarter of 2004. The gains recorded in the quarter included $79 million related to capital lease obligations.

FLEET STATUS

OPERATING FLEET

Air Canada's Mainline operating fleet, excluding Jazz aircraft, at December 31, 2004, was as described below:

	Number of Operating Aircraft [(1)]	Average Age of Operating Aircraft (Years)	Owned	Capital Lease	Operating Lease
Widebody Aircraft					
Airbus A340-500	2	0.5	2 [(2)]	-	-
Airbus A340-300	9	7.5	-	8	1
Airbus A330-300	8	4.2	-	8	-
Boeing 767-300	30	11.4	1	2	27
Boeing 767-200	12	18.5	12	-	-
Narrowbody Aircraft					
Airbus A321	13	3.9	-	-	13
Airbus A320	52	11.8	-	-	52
Airbus A319	48	6.0	-	17	31
Canadair Regional Jet CRJ100	25	9.2	-	-	25
Total Aircraft	**199**	**9.3**	**15**	**35**	**149**

(1) Excludes three owned Boeing 747-200, one owned Boeing 747-400, three owned Boeing 737-200, eight owned Boeing 767-200 and 16 owned DC-9 aircraft which were permanently removed from service.

(2) These aircraft are 100 per cent financed under conditional sales agreements.

In 2004, Air Canada took delivery of two Airbus A340-500 aircraft. During 2004, one Boeing 747-400 aircraft was returned to the lessor. Two Boeing 747-400 aircraft were purchased from General Electric Capital Corporation (GECC) of which one Boeing 747-400 aircraft was sold and one Boeing 747-400 aircraft was removed from service. The Boeing 747-400 aircraft which was removed from service was sold in January 2005. In addition, one Boeing 767-200 aircraft was removed from service and all remaining 13 Boeing 737-200 aircraft were returned to the lessor or repudiated.

The average age of the Mainline operating fleet was 9.3 years as at December 31, 2004.

Jazz's operating fleet at December 31, 2004 was as described below:

	Number of Operating Aircraft [(1)]	Average Age of Operating Fleet (Years)	Total Owned Operating Aircraft [(2)]	Total Operating Leased Aircraft [(2)]
Jazz				
Canadair Regional Jet CRJ200	18	3.5	-	18
British Aerospace BAe 146	2	15.7	-	2
de Havilland DHC-8-300	26	14.8	17	9
de Havilland DHC-8-100	45	16.7	42	3
Total Aircraft	**91**	**13.5**	**59**	**32**

(1) Excludes four BAe 146 and one Dash 8-100 aircraft which have been parked, pending return to lessors and two BAe 146 aircraft which were available as operational spares.

(2) Excludes five owned Beech 1900D aircraft which have been leased by Air Canada Capital Inc. to third party airlines operating under capacity purchase agreements and 27 Fokker F28 aircraft of which have been permanently retired.

During 2004, eight Dash 8-100 aircraft were returned to lessors, one Dash 8-100 aircraft was sold and two BAe 146 aircraft were returned to lessors. The two operating BAe 146 aircraft were retired from active service in 2005 and all BAe 146 aircraft are planned to be returned to lessors by June 2005. In 2004, Jazz took delivery of eight CRJ-200 aircraft.

The average age of Jazz's operating fleet was 13.5 years as at December 31, 2004.

EMPLOYEES

The Corporation concluded new long-term collective agreements with all union groups which expire in 2009. These collective agreements provide for a process to revise wage levels in 2006 by negotiation or, failing negotiation, by mediation or arbitration without resort to strike or lock-out.

The implementation of the unionized workforce reduction plan emanating from the Corporation's new collective agreements and the implementation of the workforce reduction plan pertaining to the Corporation's non-unionized workforce were substantially completed by the end of 2004. Further workforce reductions in some areas are anticipated with the introduction of new technology and a voluntary separation plan and additional non-unionized workforce reductions in some areas are planned to occur in 2005.

A significant reduction of full-time equivalent (FTE) employees has been achieved through the implementation of these workforce reduction plans. In the fourth quarters of 2002 and 2003, the Corporation had an average of 39,996 and 33,124 FTE employees, respectively. In the fourth quarter of 2004, the Corporation had an average of 31,991 FTE employees, a 20 per cent decrease from the fourth quarter of 2002, as shown in the table below:

Employee Group	Union [1]	FTE Employees 4th Qtr 2004	FTE Employees 4th Qtr 2003	FTE Employees 4th Qtr 2002	Agreement(s) Expiry Date
Mainline-related					
Management & Administrative Support employees	-	3,390	3,614	4,723	-
Pilots	ACPA	2,563	2,830	3,100	2009[2]
Flight Attendants	CUPE	5,838	5,898	6,789	2009[2]
Customer Sales & Service Agents	CAW/IBT	4,908	4,899	6,303	2009[2]
Ramp & Cargo Employees	IAMAW	4,736	4,769	5,428	2009[2]
Technical Services Maintenance Employees	IAMAW/other	5,093	5,459	6,830	2009[2]
U.K. unionized employees	AMICUS/TGWU	729	743	850	2009[2]
Other unionized employees	Various	608	681	820	2009[2]
Other	-	331	305	362	
Total Mainline-related		**28,196**	**29,198**	**35,205**	
Jazz and other subsidiaries	Various	3,795	3,926	4,791	
Total Consolidated		**31,991**	**33,124**	**39,996**	

(1) ACPA: Air Canada Pilots' Association; CUPE: Canadian Union of Public Employees; CAW: National Automobile, Aerospace, Transportation and General Workers Union of Canada; IBT: International Brotherhood of Teamsters; IAMAW: International Association of Machinists and Aerospace Workers; and TGWU: Transport and General Workers Union.

(2) Although the collective agreements will expire in 2009, wages may be subject to renegotiations in 2006.

The table below reflects the significant reduction in average quarterly FTE employee levels from 2001 to 2004:

Average Number of FTE Employees


44,841
43,425
42,614
39,480
38,440
39,941
40,006
39,996
39,319
36,798
33,680
33,124
32,986
32,832
32,280
31,991
Q1 Q2 Q3 Q4
2001
Q1 Q2 Q3 Q4
2002
Q1 Q2 Q3 Q4
2003
Q1 Q2 Q3 Q4
2004

BALANCE SHEET

The consolidated balance sheet as of December 31, 2004 represents the accounts of ACE and its subsidiaries on a post-emergence fresh start reporting basis. The consolidated balance sheets as of December 31, 2003 and 2002 represent the accounts of Air Canada and its subsidiaries. In accordance with CICA 1625, prior period financial information has not been restated to reflect the impact of fair value adjustments and, accordingly, amounts in the Predecessor Company are not comparable.

As at December 31 ($ millions)	Predecessor Company Air Canada 2002	Predecessor Company Air Canada 2003	Successor Company ACE 2004
ASSETS			
Current			
Cash and cash equivalents	558	670	1,632
Other current assets	1,204	1,041	1,063
	1,762	1,711	2,695
Property and equipment	2,152	1,700	3,696
Deferred charges	1,774	2,340	167
Goodwill	510	510	-
Intangible Assets	231	164	2,691
Other assets	983	485	137
	7,412	**6,910**	**9,386**
LIABILITIES			
Current liabilities	2,592	2,402	2,491
Long-term and subordinated perpetual debt and capital lease obligations	4,314	332	2,328
Convertible preferred shares	-	-	132
Future income taxes	28	11	243
Pension and other benefit liabilities	837	964	2,344
Other long-term liabilities	568	1,216	1,645
Deferred credits	1,361	827	-
	9,700	5,752	9,183
Liabilities subject to compromise	-	5,313	-
	9,700	11,065	9,183
SHAREHOLDERS' EQUITY	(2,288)	(4,155)	203
	7,412	**6,910**	**9,386**
Weighted average common shares outstanding (millions)			
- basic [1]	120	120	89
- diluted [1] [2]	120	120	90

(1) Pursuant to the Plan, all issued and outstanding options and warrants of Air Canada were cancelled without payment or consideration. In addition, a new share capital was established under ACE, as further described in Notes 19 and 20 to the 2004 Annual Consolidated Financial Statements. As a result, the weighted average common shares for the Predecessor Company are not directly comparable.

(2) Excludes shares having the potential effect of being anti-dilutive for the purposes of calculating earnings per share. If these shares were included at December 31, 2004, diluted shares would be 99 million. Refer to Note 20 to the 2004 Annual Consolidated Financial Statements.

As a result of the implementation of the Plan and the application of fresh start reporting, a revaluation adjustment of $3,342 million has been recorded as a credit to the Predecessor's Shareholders' Equity and the deficit and contributed surplus of Air Canada as at September 30, 2004 has been reclassified to the Predecessor's Shareholders' Equity. The resulting deficit of $2,700 million, net of contributed surplus of $175 million, was reclassified to the Predecessor's share capital and other equity. The fair values of the consolidated assets and liabilities of the Successor Company have been based on Management's best estimates and on valuation techniques as of September 30, 2004. As the result of the application of fresh start accounting (whereby the liabilities of the Corporation exceed the total assets of the Corporation excluding any implied goodwill) and the financing transactions that occurred on September 30, 2004, the Successor's Shareholders' Equity is $186 million as at September 30, 2004. Fresh start values reported in

Note 5 to the unaudited Interim Third Quarter 2004 Consolidated Financial Statements were preliminary estimates; valuations have now been finalized and are reflected in these statements. The impact of changes since the unaudited Third Quarter 2004 Consolidated Financial Statements is an increase to assets of $876 million and an increase to liabilities of $79 million, resulting in an increase to Shareholders' Equity of $797 million for an adjusted Shareholders' Equity of $186 million.

FINANCIAL MANAGEMENT – SUCCESSOR COMPANY

ACE Aviation Holdings Inc.
Consolidated Statement of Cash Flow

(in millions of Canadian dollars)	Successor Company ACE Period ended Dec 31/04	Predecessor Company Air Canada Three months ended Dec 31/03
Cash flows from (used for)		
Operating		
Income (loss) for the period	15	(768)
Adjustments to reconcile to net cash provided by operations		
Reorganization and restructuring items	-	528
Depreciation, amortization and obsolescence	85	94
Loss on sale of and provisions on assets	-	118
Foreign exchange	(98)	7
Future income taxes	11	(4)
Employee future benefit funding less than expense	(52)	(33)
Decrease (increase) in accounts receivable	269	36
Decrease (increase) in spare parts, materials & supplies	(30)	3
Increase (decrease) in accounts payable & accrued liabilities	(256)	(85)
Increase (decrease) in advance ticket sales, net of restricted cash	(103)	8
Aircraft lease payments (in excess of) less than rent expense	(14)	78
Other	61	(2)
Cash flows from (used for) operating activities before undernoted items	(112)	(20)
Settlement of lease obligations	(290)	-
Rebate on lease settlement	33	-
Payment of restructuring obligation	(45)	-
Fees conditional on emergence	(12)	-
	(426)	**(20)**
Financing		
GE DIP financing	(300)	-
Drawdown of Exit Financing	527	-
Reduction of long-term debt and capital lease obligations	(67)	(108)
Preferred shares issued to Cerberus for cash	238	-
Shares issued for cash under Rights Offering	852	-
Issue of share capital	1	-
Other	-	5
	1,251	**(103)**
Investing		
Additions to property and equipment	(129)	(18)
Cash collaterization of lines of credit	(21)	-
Other	-	1
	(150)	**(17)**
Increase (decrease) in cash and cash equivalents	675	(140)
Cash and cash equivalents, beginning of period	-	810
Cash and cash equivalents transferred to the Successor Company	957	-
Cash and cash equivalents, end of period	1,632	670

CASH FLOWS FROM (USED FOR) OPERATIONS

The consolidated statement of cash flow for ACE reflect cash flows on September 30, 2004 upon emergence and implementation of the Plan and for the period ended December 31, 2004. The consolidated statement of cash flow for the three months ended December 31, 2003 represents the cash flows of the Predecessor Company, Air Canada.

The fourth quarter of 2004 cash flows used for operations amounted to $426 million and included $314 million of net payments made on implementation of the Plan, relating mainly to the settlement of restructuring obligations. Before these payments, cash flows used for operations amounted to $112 million in the fourth quarter of 2004. This compared to cash flows used for operations of $20 million in the fourth quarter of 2003, a deterioration of $92 million. Improved operating results in the fourth quarter of 2004 were more than offset by the cash flow benefit in 2003 resulting from the moratorium on aircraft lease payments and stay of proceedings under the CCAA. Components of the cash flow change are further described below:

- advance ticket sales was a use of funds of $103 million in the fourth quarter of 2004 versus a source of funds of $8 million in the fourth quarter of 2003. The change in advance ticket sales is consistent with the trend seen in sales. The trend is indicative of travelers booking later and at lower average fares.

- employee future benefit funding was a use of funds of $52 million in the fourth quarter of 2004 versus a use of funds of $33 million in the fourth quarter of 2003, an increase of $19 million.

- the change in spare parts, materials and supplies was a use of funds of $30 million in the fourth quarter versus a source of funds of $3 million in the fourth quarter of 2003, a deterioration of $33 million, largely due to higher fuel inventories, including the impact of higher fuel costs in fuel inventories.

- aggregate aircraft lease payments (in excess of) less than rent expense were a use of funds of $14 million in the fourth quarter of 2004 versus a source of $78 million in the fourth quarter of 2003, a deterioration of $92 million in relation to 2003. 2003 was favourably impacted by the moratorium on aircraft lease payments allowed under the Court order. Aircraft lease payments (in excess of) less than rent expense represents the difference between actual cash lease payments, either at the inception or during the term of a lease, and amounts recorded for aircraft rent expense which are expensed on a straight line basis over the term of the lease.

- net accounts receivable and accounts payable and accrued liabilities was a source of funds of $13 million in the fourth quarter of 2004. This compared to a use of funds of $49 million in the fourth quarter of 2003, an improvement of $62 million.

- other cash from operations was $61 million in the fourth quarter of 2004 versus a use of funds of $2 million in the fourth quarter of 2003 reflecting mainly the repatriation of various deposits made while under CCAA.

In the fourth quarter of 2004, reduction of long-term debt and capital lease obligations amounted to $67 million of which $44 million related to capital lease obligations, $12 million related to repayments made on the credit facility with Amex Bank of Canada (Amex) and $8 million pursuant to the Lufthansa Cooperation agreement. In the fourth quarter of 2003, repayments of long-term debt and capital lease obligations amounted to $108 million of which $95 million related to the repayment of the non-revolving term borrowing facility with the Canadian Imperial Bank of Commerce (CIBC).

EXIT FINANCING TRANSACTIONS

Upon implementation of the Plan on September 30, 2004, the following equity, financing and other transactions were consummated for cash proceeds totaling $982 million as follows:

	($ Millions)
Global Restructuring Agreement	
■ B747 purchase	(290)
■ Exit financing facility (net)	527
■ DIP repayment	(300)
■ Other	(45)
	(108)
Rights offering and standby purchase agreement (net)	852
Investment agreement (net)	238
	982

Prior to filing for CCAA on April 1, 2003, Air Canada had payment and purchase obligations in respect of two Boeing 747 aircraft with GECC. As a condition of the Global Restructuring Agreement (GRA), on September 30, 2004, Air Canada acquired these two aircraft, with a fair market value of $63 million, from GECC for an aggregate amount of $353 million. GECC provided financing in the amount of US$50 million, of which US$25 million was repaid during the three months ended December 31, 2004 upon the sale of one of the aircraft. The difference of $290 million was paid to GECC on September 30, 2004, under the terms of the GRA. This one-time payment of $290 million has been classified as a cash flow used for the operating activities of ACE.

GECC provided ACE with an Exit Facility in the amount of $540 million before fees of $13 million. Cash proceeds received under the Exit Facility have been reduced by the amount drawn under the DIP Loan Agreement as at September 30, 2004 of $300 million. In addition, ACE provided cash collateralization of certain outstanding letters of credit totaling $21 million. This amount is recorded under other assets. The Corporation further paid an amount of $45 million to GECC related to restructuring certain obligations with GECC. An amount of $37 million has been allocated to certain ongoing lease arrangements and $8 million to standby financing with GECC in the Successor Company. As a result of this payment, the warrants as outlined in the GRA were not issued.

As part of the Plan, the affected unsecured creditors were entitled to subscribe for up to 42,500,000 ACE Class B Voting Shares and/or ACE Class A Variable Voting Shares or approximately 42.06% of the Fully Diluted Equity of ACE as of September 30, 2004 pursuant to the Rights Offering. In accordance with a Standby Purchase Agreement (the Standby Purchase Agreement) entered into with Deutsche Bank Securities Inc. (DB), ACE completed the issuance of 42,500,000 shares under its rights offering for proceeds of $865 million before fees of $13 million. As part of such issuance, DB and its participants acquired, as standby purchasers, 9,829,339 Class A Variable Voting Shares relating to unexercised rights. In addition, the unsecured creditors claims were settled for 46,250,000 shares in ACE.

In accordance with an investment agreement with Cerberus ACE Investment, LLC and Promontoria Holding III B.V., affiliates of Cerberus Capital Management L.P. (collectively, Cerberus), ACE issued 12,500,000 Convertible Preferred Shares for an aggregate consideration of $250 million before fees of $12 million.

CASH FLOWS USED FOR INVESTING ACTIVITIES

2004 Capital Expenditures of the Corporation

$M



94
26
3
6
Aircraft and aircraft-related
Project Development Costs
Facilities
Ground equipment and computer systems

In the fourth quarter of 2004, additions to property and equipment amounted to $129 million of which $86 million related to progress payments on the Embraer and Bombardier aircraft and $26 million related to system developments costs.

LIQUIDITY

As at December 31, 2004, ACE had cash and cash equivalents of $1,632 million and positive working capital of $204 million. As at December 31, 2003, Air Canada had cash and cash equivalents of $670 million and a working capital deficiency of $691 million. As a result of the CCAA filing on April 1, 2003, the Court stayed most actions, including actions to collect pre-filing indebtedness of the Predecessor Company. The Court stay order also enabled a moratorium on all aircraft lease payments and payments of interest and principal on substantially all debt. As a result of these actions and non-payment of certain accounts payable subject to compromise, Air Canada's cash from operations for 2003 was higher than it would have been had the CCAA filing not occurred.

Debt repayment obligations in the future are expected to be met from cash flows from operations. In 2005, ACE plans to normalize its banking and financing relationships to ensure its liquidity requirements will be fully met.

Additional sources of liquidity will include normal bank lines of credit which are being arranged. The Corporation could also potentially realize additional funding through the monetization of or sale of interests in certain divisions or subsidiaries.

DEBT OBLIGATIONS

As at December 31, 2004, ACE had long-term debt and capital lease obligations of $2.5 billion, including current portion, with a cash and cash equivalents balance of $1,632 million. As at December 31, 2003, Air Canada had debt and capital lease obligations of $505 million, including current portion, and a cash and cash equivalents balance of $670 million. As at December 31, 2003, a significant portion of Air Canada's long-term and subordinated perpetual debt and capital lease obligations (including current portion) had been reclassified under "liabilities subject to compromise". As at December 31, 2003, liabilities subject to compromise amounted to an estimated $5.3 billion. These represent liabilities incurred prior to April 1, 2003 which have been dealt with as claims under CCAA as well as claims arising out of renegotiated and repudiated leases and contracts.

Effective January 1, 2005 ACE will adopt Accounting Guideline 15 – Consolidation of Variable Interest Entities (AcG 15). Under AcG15, ACE anticipates consolidating leasing structures and other entities resulting in additional debt obligations recorded of approximately $1.3 billion as further described in Note 4 to the 2004 Annual Consolidated Financial Statements.

LEASE OBLIGATIONS

In addition to long-term debt described above, as at December 31, 2004, ACE had the obligation to make lease payments under operating leases relating to aircraft and other property. As disclosed in Note 22 to the 2004 Annual Consolidated Financial Statements, the undiscounted future minimum lease payments under these operating leases amounted to $3.3 billion, of which $2.9 billion related to operating leases of aircraft. The amount of lease payments made under these operating leases is an operating expense for ACE.

The table below summarizes ACE's major long-term debt and lease obligations as at December 31, 2004, as described in Notes 12 and 22 to the 2004 Annual Consolidated Financial Statements, as well as projections for aircraft expenditures, net of aircraft financing, and projected pension funding obligations which in the aggregate amount to $6.8 billion over the next five years.

($ millions) [1]	2005	2006	2007	2008	2009
Long-Term Debt and Capital Lease Obligations [2]					
Long-term debt principal obligations (Note 12)	75	33	128	181	160
Capital lease principal obligations (Note 12)	143	144	180	180	87
	218	**177**	**308**	**361**	**247**
Operating Leases					
Future minimum lease payments under existing operating leases of aircraft (Note 22) [2]	498	452	441	326	322
Future minimum lease payments under existing leases for other property (Note 22)	96	57	48	46	33
	594	**509**	**489**	**372**	**355**
Capital Expenditures					
Projected committed aircraft expenditures (Note 22)	1,003	561	718	28	0
Projected aircraft financing [3]	(942)	(477)	(653)	(28)	0
Projected committed aircraft expenditures, net of aircraft financing	**61**	**84**	**65**	**0**	**0**
Planned and committed expenditures for aircraft engines, inventory, modifications and refurbishments [4]	231	198	145	28	39
Other planned and committed property and equipment expenditures [4]	189	157	160	134	120
Total planned and committed expenditures for aircraft engines, inventory, modifications and refurbishments	**420**	**355**	**305**	**162**	**159**
Projected pension funding obligations	259	336	340	329	308

(1) US dollar amounts for projected committed aircraft expenditures are converted using the December 31, 2004 noon day rate of CDN$1.2036. Projected aircraft expenditures are based on aircraft delivery prices that have been escalated at 3 per cent per annum.

(2) Effective January 1, 2005, Accounting Guideline 15 – Consolidation of Variable Interest Entities (AcG 15) will be adopted. This could have an impact on the classification of the debt, capital lease and operating lease amounts reflected above. Refer to Note 4 of the 2004 Annual Consolidated Financial Statements for additional information.

(3) See page 23 for a projection of debt payments and operating lease payments relating to the financing of these committed aircraft deliveries.

(4) Capital expenditure amounts are subject to change between categories.

Long-term debt and capital lease obligations as at December 31, 2004 combined with the estimated present value of committed future aircraft lease payments for the period to the end of the lease term and estimated future purchase options, net of cash balances, amounted to approximately $4 billion compared to approximately $12 billion at December 31, 2002, prior to filing for creditor protection under CCAA. As previously discussed, the adoption of Accounting Guideline 15 – Consolidation of Variable Interest Entities effective January 1, 2005, is expected to result in the Corporation consolidating leasing structures and other entities with additional debt obligations being recorded.

In 2004, Air Canada signed definitive purchase agreements with Empresa Brasileira de Aeronautica S.A. (Embraer) and Bombardier Inc. (Bombardier) with scheduled aircraft deliveries as described below:

	2005	2006	2007	2008
Air Canada				
Embraer 175	15	0	0	0
Embraer 190	2	18	24	1
	17	18	24	1
Jazz				
Bombardier CRJ200	7	0	0	0
Bombardier CRJ705	15	0	0	0
	22	0	0	0
Total	**39**	**18**	**24**	**1**

The agreement with Embraer covers firm orders for 45 Embraer 190 series aircraft as well as 15 Embraer 175 series aircraft. The purchase agreement also contains rights to exercise options for up to 60 additional Embraer 190 series aircraft as well as providing for conversion rights to other Embraer models. Deliveries of the Embraer 175 series aircraft are scheduled to begin in July 2005, with the Embraer 190 series deliveries scheduled to commence in November 2005. The agreement with Bombardier covers firm orders for 15 Bombardier CRJ700 Series 705 aircraft and 30 Bombardier CRJ200 aircraft of which 15 of the Bombardier CRJ200 may be cancelled without penalty. The purchase agreement also contains options for an additional 45 aircraft. Deliveries of the 50-seat Bombardier CRJ200 commenced in October 2004, with the 75-seat CRJ700 Series 705 deliveries scheduled to begin in May 2005. The first eight of the CRJ200 aircraft were delivered in 2004. The estimated aggregate cost of the future firm deliveries approximates US$1.9 billion excluding the 15 Bombardier CRJ200 aircraft which may be cancelled without penalty. The Corporation has received financing commitments from the manufacturers and a third party.

In early March 2005, the Embraer 190 series aircraft delivery schedule was modified and Air Canada now expects to receive four of these aircraft in 2005 (instead of two aircraft previously) and 16 aircraft in 2006 (instead of 18 aircraft previously).

The projected aircraft financing amounts are calculated on the basis of debt and lease financing. Debt financing is up to approximately 85 per cent of the purchase price of committed aircraft expenditures. A number of aircraft will be financed under operating lease arrangements which provide for a higher net financing of the purchase price.

The table below summarizes ACE's projected debt payments and operating lease payments relating to the projected financing of committed aircraft deliveries as at December 31, 2004 as well as projected depreciation on debt financed aircraft.

Projected Debt Payments, Operating Lease Payments and Aircraft Depreciation Expense for Committed Aircraft Deliveries (Debt and Lease Financed Aircraft)

($ millions) [2]	2005	2006	2007	2008	2009
Principal repayment on aircraft-related long-term debt [1]	0	22	48	75	81
Interest payments on aircraft-related long-term debt [1]	0	43	90	130	125
Future minimum aircraft lease payments [1]	13	56	56	56	56
Aircraft depreciation expense	5	27	53	67	67
Projected debt payments, operating lease payments and aircraft depreciation expense for committed aircraft deliveries	**18**	**148**	**247**	**328**	**329**

(1) Based on 10-year US treasury rate and swap rate as at December 31, 2004.

(2) US dollar amounts for projected committed aircraft expenditures are converted using the December 31, 2004 noon day rate of CDN$1.2036. Projected aircraft expenditures are based on aircraft delivery prices that have been escalated at 3 per cent per annum.

In addition, to support the expansion of international operations, the Corporation plans to take delivery of four used widebody aircraft in 2005 under operating leases including one Airbus A340-300 and three Boeing 767-300 aircraft. Two previously parked Boeing 767-200 aircraft have been reintroduced into active service in early 2005. The Corporation is also planning to add eight used Bombardier CRJ200 aircraft to Jazz's fleet in 2005, under operating leases. As a result of the planned delivery of these 12 additional leased aircraft, future minimum aircraft lease payments are expected to increase by approximately $21 million in 2005, $35 million per year in each of 2006 and 2007, $32 million in 2008 and $18 million in 2009. In 2005, the Corporation also plans to expand its international cargo freighter aircraft operations through a lease agreement for an additional MD-11 Cargo freighter aircraft. The Corporation expects to order up to 15 additional 75-100 seat aircraft in 2008/2009 to replace leased aircraft which are terminating in this period.

As at March 17, 2005, ACE's consolidated cash balance, measured on the basis of unrestricted cash in its bank accounts, amounted to approximately $1.7 billion.

ANNUAL SUPPLEMENTARY NON-GAAP COMBINED ANALYSIS OF RESULTS – 2004 VERSUS 2003

PERFORMANCE AT A GLANCE

This section provides year-over-year comparisons for the previous five years using Annual Supplementary Non-GAAP Combined information for the year 2004 which is the combination of financial results for the nine months ended September 30, 2004 of the Predecessor Company and financial results for the period ended December 31, 2004 of the Successor Company. As a result of the application of fresh start reporting, application of new accounting policies, the effectiveness of certain lease contracts on emergence of CCAA and the debt and equity transactions that occurred on September 30, 2004, the Successor financial statements are not comparable to those prepared for Air Canada prior to the emergence. The presentation of the financial information of Air Canada for periods prior to October 1, 2004 and the combination of the financial information of Air Canada and ACE for the year ended December 31, 2004 should not be viewed as a continuum because the financial statements of Air Canada for periods prior to October 1, 2004 and the financial statements of ACE for the period ended December 31, 2004 are those of different reporting entities and are prepared using different bases of accounting and different accounting policies and, therefore, are not comparable.

Operating Income (loss) before reorganization and restructuring items and Operating Income (loss) before non-recurring labour expenses and Operating margin

Operating income (loss) before reorganization and restructuring items
and Operating Income (loss) before non-recurring labour expenses ($M)
Operating margin (%)



2.8
261
(731)
(192)
(684)
117
1.3
(2.0)
(7.6)
(8.2)
2000 2001 2002 2003 2004
Combined
Operating income ($M)
Operating margin (%)

- Combined operating income before reorganization and restructuring items of $117 million, an $801 million improvement from 2003.
- Passenger revenues up $451 million or 7 per cent over 2003, reflecting a rebound from a SARS impacted 2003.
- Operating expenses down $274 million or 3 per cent versus 2003, despite a $353 million or 28 per cent increase in fuel expense.
- Unit cost, as measured by operating expense per ASM, was down 7 per cent (excluding fuel expense, down 12 per cent) versus 2003.

EBITDAR before reorganization and restructuring items and EBITDAR before non-recurring labour expenses

EBITDAR ($M)
EBITDAR margin (%)



1,382
15.0
1,289
13.1
12.9
7.0
8.2
1,146
669
690
2000 2001 2002 2003 2004
Combined
EBITDAR ($M)
EBITDAR margin (%)

- Combined EBITDAR, before reorganization and restructuring items, increased $456 million from 2003 to $1,146 million in 2004 despite an increase in fuel expense of $353 million or 28 per cent over 2003.
- EBITDAR margin, before reorganization and restructuring items, rose 4.7 percentage points over 2003.

EBITDAR is a non-GAAP measure calculated as operating income before depreciation, amortization, obsolescence and aircraft rent. Refer to page 5 of this MD&A for additional information.

Passenger Revenue Change

Passenger revenues
$M



7,949
8,123
8,190
6,858
7,268
7,309
2000 2001 2002 2003 2004 2004
Combined
Excluding Aeroplan
Including Aeroplan

- In 2004, Combined passenger revenues increased $451 million or 7 per cent on a traffic increase of 10 per cent and on a 4 per cent increase in ASM capacity.
- In 2004, passenger revenues increased in all markets with the exception of the US transborder market.
- Beginning in October 2004, Aeroplan passenger revenues are included in passenger revenue and these amounted to $41 million in the fourth quarter of 2004.

More information on page 30.

Passenger revenue change by service
$M change Combined 2004 vs 2003



12
30
(108)
(97)
506
518
Canada Consolidated
US Consolidated
Other International

Excluding Aeroplan

Including Aeroplan

- Canada passenger revenues up $30 million or 1 per cent, including Aeroplan passenger revenues of $18 million.
- US transborder revenues down $97 million or 6 per cent, including Aeroplan passenger revenues of $11 million in the fourth quarter of 2004.
- Other international revenues showed considerable growth over 2003, rising $518 million or 22 per cent, including Aeroplan passenger revenues of $12 million in the fourth quarter of 2004. This improvement reflected a rebound from a SARS impacted 2003.

More information on pages 30 to 33.

Passenger Revenue Performance

Components of passenger revenues
(excludes Aeroplan passenger revenues)
% change Combined 2004 vs 2003



10
4
2
3.8
(3)
Traffic (RPMs)
Capacity (ASMs)
RASM
Load factor (pp)
Yield per RPM

- RASM improved 2 per cent year-over-year due to a 3.8 percentage point improvement in passenger load factor.
- 2004 system traffic was up 10 per cent on a 4 per cent increase in ASM capacity.
- Passenger yield per RPM declined 3 per cent reflecting lower yield per RPM in the North American market as well as a greater proportion of long-haul international flying which has a lower yield per RPM.

More information on pages 30 to 33.

Aircraft Fuel

Fuel price per litre
Cents



38.4
39.4
34.0
37.4
46.2
2000 2001 2002 2003 2004
Combined

- With record high fuel prices, Combined aircraft fuel expense was up $353 million or 28 per cent on a 4 per cent capacity increase from 2003.
- The average base price of fuel increased 32 per cent or $405 million. This was partly offset by a decrease of $124 million due to the favourable impact of a stronger Canadian dollar.
- Average fuel price per litre increased 24 per cent over 2003.

More information on page 35.

Operating Cost Performance

Changes in operating expense, ASM capacity, unit cost [1] and unit cost (excluding fuel expense) [2]
% change Combined 2004 vs 2003



ASM capacity
Operating expense
Operating expense per ASM
Operating expense per ASM, excl. fuel expense
4
11
6
2
3
1
4
(12)
(1)
(2)
(3)
(15)
(16)
(11)
(15)
(3)
(10)
(5)
(7)
(12)
Q1
Q2
Q3
Q4
Total Year Combined

- For the full year 2004, Combined unit cost was down 7 per cent.
- Excluding fuel expense, unit cost was down 12 per cent.
- ASM capacity increased 4 per cent year-over-year.

(1) Unit cost is calculated as operating expense divided by ASMs.
(2) Unit cost, excluding fuel expense, is calculated as operating expense, removing fuel expense, divided by ASMs.

More information on page 34.

Combined Cash Flows from (used for) Operations

Cash flows from (used for) operations
$M



140
(1,072)
(95)
139
(66)
2000
2001
2002
2003
2004 Combined

- Combined Cash flows used for operations amounted to $66 million in 2004, compared to cash flows from operations of $139 million in 2003.
- 2003 cash flows benefited from a moratorium on aircraft lease payments pending renegotiation of revised financial arrangements for the use of the aircraft. In addition, Air Canada ceased making payments of principal and interest on substantially all debt as well as on pre-petition accounts payable subject to compromise. As a result, cash from operations was higher in 2003 than it would have been had the CCAA filing not occurred.
- 2004 Combined cash flows used for operations included $314 million of net payments made on September 30, 2004. These payments related mainly to settlement of restructuring obligations.
- Removing the impact of these payments, Combined cash from operations in 2004 amounted to $248 million, an improvement of $109 million from 2003.

More information on page 40.

COMBINED RESULTS OF OPERATIONS

The following table combines the Consolidated Statement of Operations of Air Canada for the nine months ended September 30, 2004 and that of ACE for the period ended December 31, 2004. The addition of these two periods provides a Combined full year 2004 which is used for year-over-year comparisons. As a result of the application of fresh start reporting, application of new accounting policies, the effectiveness of certain lease contracts on emergence of CCAA and the debt and equity transactions that occurred on September 30, 2004, the Successor's financial statements are not comparable to those prepared for Air Canada prior to the emergence. The presentation of the financial information of Air Canada for periods prior to October 1, 2004 and the combination of the financial information of Air Canada and ACE for the year ended December 31, 2004 should not be viewed as a continuum because the financial statements of Air Canada for periods prior to October 1, 2004 and the financial statements of ACE for the period ended December 31, 2004 are those of different reporting entities and are prepared using different bases of accounting and different accounting policies and, therefore, are not comparable.

($ millions)	ACE Period ended Dec 31, 2004	Air Canada Nine months ended Sept 30, 2004	Combined 2004[1]
Operating Revenues			
Passenger	1,681	5,628	7,309
Cargo	151	405	556
Other	230	805	1,035
	2,062	**6,838**	**8,900**
Operating Expenses			
Salaries, wages and benefits	596	1,989	2,585
Aircraft fuel	432	1,174	1,606
Aircraft rent	111	521	632
Other	926	3,034	3,960
	2,065	**6,718**	**8,783**
Operating income (loss) before restructuring and reorganization items	(3)	120	117
Reorganization and restructuring items	-	(871)	(871)
Non-operating expense	(67)	(248)	(315)
Foreign exchange gain on non-compromised long-term monetary items	98	106	204
Recovery of (provision for) income taxes	(13)	(2)	(15)
Income (loss)	**15**	**(895)**	**(880)**

(1) Refer to page 4 of this MD&A for additional information.

The following table compares the Consolidated Statement of Operations of Air Canada for 2002 and 2003 to the Combined Consolidated Statement of Operations of Air Canada for the nine months ended September 30, 2004 and that of ACE for the period ended December 31, 2004.

($ millions, except per share figures)	2002	2003	Combined 2004 [1]	% Var '04 vs '03	% Var '04 vs '02
Operating Revenues					
Passenger	8,190	6,858	7,309	7	(11)
Cargo	585	519	556	7	(5)
Other	1,051	996	1,035	4	(2)
	9,826	**8,373**	**8,900**	**6**	**(9)**
Operating Expenses					
Salaries, wages and benefits	3,099	2,828	2,585	(9)	(17)
Aircraft fuel	1,288	1,253	1,606	28	25
Aircraft rent	1,109	1,008	632	(37)	(43)
Airport and navigation fees	772	743	814	10	5
Aircraft maintenance materials	508	385	343	(11)	(32)
Communications and I.T.	459	390	302	(23)	(34)
Food, beverages and supplies	395	334	340	2	14
Depreciation, amortization and obsolescence	372	366	397	8	7
Commissions	369	273	305	12	(17)
Other	1,647	1,477	1,459	(1)	(11)
	10,018	**9,057**	**8,783**	**(3)**	**(12)**
Operating income (loss) before the under noted items:	(192)	(684)	117		
Non-recurring labour expenses	(26)	-	-		
Reorganization and restructuring items	-	(1,050)	(871)		
Non-operating expense	(166)	(282)	(315)		
Foreign exchange on non-compromised long-term monetary items	(60)	137	204		
Recovery of (provision for) income taxes	(384)	12	(15)		
Loss for the year	**(828)**	**(1,867)**	**(880)**		
Loss per share - Basic and diluted	(6.89)	(15.53)	nm		
Weighted average common shares outstanding (millions) - basic and diluted [2]	120	120	90		

(1) Refer to page 4 of this MD&A for additional information.

(2) Pursuant to the Plan, all issued and outstanding options and warrants of Air Canada were cancelled on September 30, 2004, without payment or consideration. In addition, a new share capital was established under ACE, as further described in Notes 19 and 20 to the 2004 Annual Consolidated Financial Statements. As a result, the weighted average common shares for the Predecessor Company are not directly comparable.

($ millions)	2002	2003	Combined 2004 (1)	% Var '04 vs '03	% Var '04 vs '02
Revenue Passenger Miles (millions)	44,707	39,565	43,427	10	(3)
Available Seat Miles (millions)	60,169	54,160	56,536	4	(6)
Passenger Load Factor (%)	74.3%	73.1%	76.8%	3.7 pp	2.5 pp
Passenger revenue per available seat mile (RASM) (cents) (excl. Aeroplan)	13.6	12.7	12.8	1	(6)
Passenger revenue per available seat mile (RASM) (cents) (incl. Aeroplan)	13.6	12.7	12.9	2	(5)
Operating expense per available seat mile (CASM) (cents)	16.6	16.7	15.5	(7)	(7)
Operating expense per available seat mile excluding fuel expense (cents)	14.5	14.4	12.7	(12)	(12)

(1) Refer to page 4 of this MD&A for additional information.

COMPARISON OF RESULTS – COMBINED 2004 VERSUS 2003

Combined passenger revenues increased $451 million or 7 per cent from 2003 largely due to a progressive recovery in all markets with the exception of the US transborder market. In 2003, passenger revenues were negatively impacted by lower domestic and international demand for travel resulting from the SARS crisis, the war in Iraq and increased competition by both domestic low-cost airlines and US airlines operating on the US transborder market.

Combined operating expense was reduced by $274 million or 3 per cent compared to 2003 despite an increase in fuel expense of $353 million or 28 per cent on an increase of 4 per cent in capacity as measured in available seat miles (ASM). Unit cost for 2004, as measured by operating expense per ASM, was 7 per cent below the 2003 level. Excluding fuel expense, unit cost was 12 per cent below 2003. Unit cost reductions were achieved in essentially all controllable categories including salaries and wages, aircraft rent, aircraft maintenance materials and supplies, communications and information technology. The unit cost improvements reflect the cost reduction initiatives undertaken under the restructuring process which largely came into effect beginning in the third quarter of 2003.

For 2004, the Corporation reported Combined operating income before reorganization and restructuring items of $117 million compared to an operating loss before reorganization and restructuring items of $684 million in 2003, an improvement of $801 million.

Since its CCAA filing on April 1, 2003 through to September 30, 2004, significant reorganization and restructuring items directly associated with the rearranging of its business affairs were recorded. For 2004, reorganization and restructuring items amounted to $871 million compared to $1,050 million in 2003. These mainly non-cash items related primarily to lease deficiency claims, labour-related items and professional fees. Air Canada emerged from CCAA proceedings on September 30, 2004.

Combined foreign exchange gains on non-compromised long-term monetary items totalled $204 million in 2004 attributable to a stronger Canadian dollar versus the US dollar at December 31, 2004 compared to December 31, 2003. Similar gains of $137 million were recorded in 2003.

The Combined net loss for 2004, which included reorganization and restructuring items of $871 million, was $880 million versus a net loss of $1,867 million in 2003, which included $1,050 million of reorganization and restructuring items. The Combined net loss, adjusted to remove reorganization and restructuring items (Non-GAAP measure), amounted to $9 million in 2004, an improvement of $808 million from the 2003 net loss of $817 million also adjusted to remove reorganization and restructuring items. Refer to Non-GAAP Earnings (Losses) on pages 5 and 6 of this MD&A for additional information.

RASM

Passenger revenue per available seat mile (RASM) is a common industry measure of passenger revenue performance providing a yardstick of revenue generation per unit of capacity offered. RASM is influenced by two key components:

- Load factor
- Yield per RPM

The first component is load factor which represents passenger traffic expressed in relation to the capacity offered (i.e. revenue passenger miles (RPMs) to available seat miles (ASMs)). The second component is the yield per revenue passenger mile (or average fare paid per occupied seat mile flown). If an airline can improve its load factor on a particular flight (i.e. the number of revenue passengers) or its yield per revenue passenger mile (i.e. the average fare per mile paid by each passenger) then the passenger revenue per available seat mile (RASM) will increase leading to greater operating profitability on that flight. Depending on market conditions, airlines may periodically have a greater focus on improving load factor or yield, however, the interaction of both these factors will determine RASM. The higher the RASM, the more revenue is generated by the airline for each available seat.

Long-haul flights generally have a lower yield per RPM than short-haul flights. When measured on a per mile basis, the average fare paid on long-haul flights is relatively lower than on short-haul flights. Because the costs of ground handling and fees for take-off and landing are similar for both short and long-haul flights, unit costs per ASM are normally lower for long-haul flights due to the distance flown.

REVENUE PERFORMANCE

COMBINED 2004 VERSUS 2003 PASSENGER REVENUES

For the year 2004, Combined passenger revenues increased $451 million or 7 per cent reflecting a progressive recovery in all markets with the exception of the US transborder. In 2003, passenger revenues were negatively impacted by reduced travel demand resulting from the SARS crisis, the war in Iraq and increased competition in Canada and on the US transborder market. As part of its new business model to compete more effectively, Air Canada introduced a simplified fare structure in Canada beginning in May 2003 and progressively in the United States in 2004. Further changes to the North American fare structure occurred in October 2004 with the elimination of round trip restricted fares. Beginning in the fourth quarter of 2004, Aeroplan passenger revenues are recorded in passenger revenue. For the fourth quarter of 2004, these revenues totaled $41 million. Previously, Aeroplan redemption revenues were recorded in other revenue.

As a result of the inclusion of Aeroplan passenger revenues in passenger revenues starting October 1, 2004, passenger revenues, RASM and yield per RPM are not directly comparable to previous years. The following discussion will provide the reader with variances that include Aeroplan passenger revenues. However, for comparative purposes, passenger revenues, RASM and yield per RPM will also provide the reader with variances excluding these revenues.

The table below describes, by major market, year-over-year percentage changes in passenger revenues, capacity as measured by available seat miles (ASMs), traffic as measured by revenue passenger miles (RPMs), passenger load factor as measured by RPMs divided by ASMs, yield as measured by passenger revenue per RPM, and RASM as measured by passenger revenue per ASM.

Operating Statistics – Combined 2004 versus 2003

	Passenger Revenue % Change	Capacity (ASMs) % Change	Traffic (RPMs) % Change	Passenger Load Factor pp Change	Yield per RPM % Change	RASM % Change
Canada	0	(5)	3	5.8	(3)	5
US	(7)	(6)	0	4.0	(7)	(1)
Atlantic	4	(5)	(4)	0.6	8	8
Pacific	70	53	61	3.6	6	11
Other	26	29	30	0.6	(3)	(2)
System (excl. Aeroplan)	6	4	10	3.8	(3)	2
System (incl. Aeroplan)	7	4	10	3.8	(3)	2

DOMESTIC PASSENGER REVENUES

Combined domestic passenger revenues increased $30 million or 1 per cent and included Aeroplan passenger revenues of $18 million in the fourth quarter of 2004. In 2003, passenger revenues were negatively impacted by reduced travel demand resulting from the SARS crisis, increased capacity growth by low-cost competitors and, to a lesser extent, the war in Iraq.

A Combined revenue increase of 4 per cent was recorded on the transcontinental routes, linking Toronto, Montréal and Ottawa with major western Canada cities including Winnipeg, Calgary, Edmonton and Vancouver. This improvement reflected a recovery from the 2003 SARS crisis as well as an increase in traffic resulting from competitive pricing and better capacity management. These routes represented 47 per cent of combined domestic passenger revenues in 2004. Revenues for commuter routes, including Rapidair operations between Toronto and Montréal/Ottawa, decreased 4 per cent from the prior year due to lower traffic resulting from increased competition from domestic low-cost airlines. Revenues from commuter routes accounted for 22 per cent of Combined domestic passenger revenues in 2004. Combined 2004 revenues on regional routes, which include operations within eastern and western Canada, were essentially unchanged from 2003.

Domestic Passenger Revenues
$M



Excluding Aeroplan passenger revenues
Including Aeroplan passenger revenues
3,508
3,582
3,535
2,919
2,931
2,949
2000
2001
2002
2003
2004
2004 Combined
44
44
43
43
40
40
% of total passenger revenues

Components of Consolidated Domestic Revenue
(excludes Aeroplan passenger revenues)
% change Combined 2004 vs 2003



1
3
(5)
5
5.8
(3)
Passenger revenues
Traffic (RPMs)
Capacity (ASMs)
RASM
Load factor (pp)
Yield per RPM

Combined domestic passenger revenues increased 1 per cent as higher traffic offset weaker pricing. Domestic traffic was up 3 per cent while ASM capacity was reduced by 5 per cent, resulting in a passenger load factor of 76.4 per cent, up 5.8 percentage points from 2003. Excluding Aeroplan passenger revenues, RASM increased 5 per cent reflecting the rise in passenger load factor. Excluding Aeroplan passenger revenues, domestic yield per RPM decreased 3 per cent mainly due to Air Canada's response to aggressive pricing activities from low cost carriers. As part of its new business model to compete more effectively, Air Canada introduced a simplified fare structure beginning in May 2003.

INTERNATIONAL PASSENGER REVENUES


International Passenger Revenues
$M
Excluding Aeroplan passenger revenues
Including Aeroplan passenger revenues
4,441 4,541 4,655 3,939 4,337 4,360
2000 2001 2002 2003 2004 2004
Combined
56 56 57 57 60 60
% of total passenger revenues

Combined passenger revenues from international services, including US transborder services, rose $421 million or 11 per cent and included Aeroplan passenger revenues of $23 million in the fourth quarter of 2004. This increase was due to the strong performance on Pacific, South America, Atlantic and Caribbean services.

CANADA-US TRANSBORDER PASSENGER REVENUES


Canada-US Transborder Passenger Revenues
$M
Excluding Aeroplan passenger revenues
Including Aeroplan passenger revenues
2,245 2,118 1,945 1,578 1,470 1,481
2000 2001 2002 2003 2004 2004
Combined
28 26 24 23 20 20
% of total passenger revenues

Combined US transborder passenger revenues declined $97 million or 6 per cent with a 6 per cent decline in ASM capacity and included $11 million of Aeroplan passenger revenues in the fourth quarter of 2004. This reduction in Combined passenger revenue was mainly due to a decline in yield per RPM of 7 per cent, excluding Aeroplan passenger revenues, resulting from increased competition in the US transborder market, the introduction of transborder flights by Canadian low-cost carriers, an aggressive pricing environment and the impact of currency fluctuations. As part of its new business model to compete more effectively, Air Canada introduced a simplified fare structure progressively in 2004. All Canada-US transborder routes experienced reductions in Combined revenues with the exception of Las Vegas and California. US transborder Combined passenger revenues accounted for 20 per cent of total Combined passenger revenues in 2004.

COMPONENTS OF CANADA-US TRANSBORDER REVENUE


Components of Canada-US Transborder Revenue
(excludes Aeroplan passenger revenues)
% change Combined 2004 vs 2003
(6)
0
(6)
(1)
4.0
(7)
Passenger revenues
Traffic (RPMs)
Capacity (ASMs)
RASM
Load factor (pp)
Yield per RPM

Combined US transborder passenger revenues were down $97 million or 6 per cent and included Aeroplan passenger revenues of $11 million in the fourth quarter of 2004. US transborder traffic was unchanged from the previous year on a decrease in ASM capacity of 6 per cent resulting in a passenger load factor of 68.5 per cent, an improvement of 4.0 percentage points from 2003. Excluding Aeroplan passenger revenues, US transborder yield per RPM was down 7 per cent reflecting a competitive market with increased US carrier capacity. As part of its new business model, Air Canada has responded to this environment by implementing a simplified fare structure in 2004 consistent with Air Canada's domestic fare strategy. Excluding Aeroplan passenger revenues, US transborder RASM was down 1 per cent as the higher load factors did not quite fully offset the lower yield per RPM.

OTHER INTERNATIONAL PASSENGER REVENUES


Other International Passenger Revenues
$M
Excluding Aeroplan passenger revenues
Including Aeroplan passenger revenues
2,196
2,423
2,710
2,361
2,867
2,879
2000 2001 2002 2003 2004 2004
Combined
28 30 33 34 40 40
% of total passenger revenues

Combined passenger revenues from other international routes, comprised of Atlantic and Pacific as well as South Pacific, Caribbean, Mexico, South America and other international routes, experienced strong revenue growth. Combined passenger revenues on these routes increased $518 million or 22 per cent with traffic 18 per cent higher and ASM capacity up 16 per cent. Combined other international passenger revenues included Aeroplan passenger revenues of $12 million in the fourth quarter of 2004. Excluding Aeroplan passenger revenues, RASM grew by 5 per cent reflecting a 1.3 percentage point improvement in passenger load factor and an increase in yield per RPM of 3 per cent from 2003. Combined other international routes accounted for 40 per cent of Combined system passenger revenues in 2004. Atlantic represented 21 per cent, Pacific represented 12 per cent, and South Pacific, Caribbean, Mexico and South America represented 7 per cent of total Combined passenger revenues.

COMPONENTS OF OTHER INTERNATIONAL REVENUE


Components of Other International Revenue
(excludes Aeroplan passenger revenues)
% change Combined 2004 vs 2003
21
18
16
5
1.3
3
Passenger revenues
Traffic (RPMs)
Capacity (ASMs)
RASM
Load factor (pp)
Yield per RPM

Combined Atlantic passenger revenues increased $58 million or 4 per cent from 2003 and included Aeroplan passenger revenues of $6 million in the fourth quarter of 2004. Excluding Aeroplan passenger revenues, Atlantic RASM rose 8 per cent on an 8 per cent increase in yield per RPM. Atlantic traffic was down 4 per cent due to a 5 per cent decrease in ASM capacity reflecting the suspension of service to Italy, Spain and Copenhagen. Combined Pacific passenger revenues increased $352 million or 70 per cent and included Aeroplan passenger revenues of $2 million in the fourth quarter of 2004. Excluding Aeroplan passenger revenues, RASM increased 11 per cent and, despite the negative impact of currency fluctuations, yield per RPM rose 6 per cent. Traffic grew 61 per cent on a 53 per cent higher ASM capacity resulting in an increase of 3.6 percentage points in passenger load factor. Hong Kong and Japan recorded the largest traffic growth of the Pacific routes. In 2003, the Pacific market was severely adversely impacted by the SARS crisis which resulted in large reductions in traffic and ASM capacity. For South Pacific, Caribbean, Mexico and South America routes (other), passenger revenues increased $108 million or 28 per cent and included Aeroplan passenger revenues of $4 million in the fourth quarter of 2004. The growth in traffic of 30 per cent is mainly due to the addition of new routes to South America as well as to increased service to traditional leisure destinations. Excluding Aeroplan passenger revenues, other yield per RPM decreased 3 per cent reflecting a greater proportion of long-haul flying which has a lower yield per RPM. As a result, other RASM, excluding Aeroplan passenger revenues, was down 2 per cent versus 2003 due to the yield per RPM decrease.

CARGO REVENUES

Combined cargo revenues rose $37 million or 7 per cent in 2004. International cargo revenues recorded growth of $39 million or 10 per cent mainly from Pacific markets due to a stronger demand out of Asia and higher cargo rates and surcharges. In 2003, cargo capacity on Pacific routes was reduced as a result of the SARS crisis. Cargo freighter operations commenced in the domestic market in June 2004 and in the international market in November 2004 following the retirement of the Boeing 747-400 Combi aircraft. 2004 revenues included $16 million from freighter operations.

OTHER REVENUES



Other Revenues
$M
805
910
1,051
996
1,035
2000 2001 2002 2003 2004
Combined

Combined other non-transportation revenues rose $39 million or 4 per cent over 2003. Aeroplan revenues increased approximately $42 million or 14 per cent, mainly due to higher point redemption revenues including non-air rewards. In the fourth quarter of 2004, $41 million of Aeroplan passenger revenues were recorded in passenger revenue. Previously, Aeroplan redemption revenues were recorded in other revenue. Excluding the impact of this change, Aeroplan revenues rose $83 million over 2003.

Air Canada Technical Services' revenues from maintenance services to third parties grew approximately $21 million or 12 per cent. Air Canada Vacations revenues rose $56 million or 27 per cent primarily as a result of increased capacity to Cuba, the Dominican Republic and Mexico. Other revenues decreased by $25 million following a dilution in Air Canada's ownership interest in a subsidiary company (largely offset by a corresponding reduction in operating expenses) and $15 million due to discontinuing amortization of deferred credits on certain agreements renegotiated under the restructuring process. The remaining $40 million decrease from 2003 was due to lower employee passenger service charge revenues, reduced aircraft sublease revenues due to the termination of a sublease agreement and other miscellaneous reductions.

The analysis of Other revenues in the above comparisons has been provided based on the products and services offered by the Corporation for Aeroplan, Air Canada Technical Services and Air Canada Vacations. This is consistent with prior year's reporting with the exception of Aeroplan redemption revenues which are recorded in passenger revenue beginning in the fourth quarter of 2004. As a result of the restructuring, effective September 30, 2004, the Corporation's businesses are operated through four reportable segments: transportation services, loyalty program, technical services and regional operations. This segment reporting is applied on a prospective basis from the date of fresh start reporting. Refer to Note 21 of 2004 Consolidated Financial Statements and to page 45 of this MD&A for additional information.

OPERATING COST PERFORMANCE – COMBINED 2004 VERSUS 2003

Combined operating expense declined $274 million or 3 per cent from 2003 despite an increase in fuel expense of $353 million or 28 per cent and an increase of 4 per cent in ASM capacity. Combined operating expenses, excluding fuel expense, declined $627 million or 8 per cent from 2003.

Unit cost, as measured by operating expense per ASM, was 7 per cent below the 2003 level. Excluding fuel expense, unit cost was reduced by 12 per cent from 2003. Operating expense per ASM, net of cargo and other non-ASM producing revenues, was 9 per cent below 2003 levels.

Unit Cost
Cents per ASM

- Operating expense per ASM
- Operating expense (net of cargo and other non-ASM revenues) per ASM
- Operating expense per ASM, excluding fuel expense



17.2
14.6 14.6
17.1
14.6 14.4
16.6
13.9 14.5
16.7
13.9 14.4
15.5
12.7 12.7
2000
2001
2002
2003
2004
Combined

Combined 2004 Consolidated Operating Expenses [1]

% of total



Aircraft fuel
18%
Commissions
3%
Food, beverages and supplies
4%
Aircraft maintenance materials
4%
Airport and navigation fees
9%
Aircraft rent and depreciation
12%
Other
18%
Communications & Information Technology
3%
Salaries, wages and benefits
29%

(1) Refer to page 4 of this MD&A for additional information.

Combined salaries and wages expense totaled $1,935 million in 2004, a decrease of $250 million or 11 per cent from 2003, mainly due to a reduction of an average of 3,208 full-time equivalent (FTE) employees or 9 per cent as well as salary reductions for unionized and non-unionized labour groups. Salaries and wages expense per ASM was reduced by 15 per cent from 2003. Compared to 2002, salaries and wages expense decreased $557 million or 22 per cent. Average FTE employees were down over 7,074 or 18 per cent and salaries and wages expense per ASM was reduced by 17 per cent. Fourth quarter 2004 FTE employees were down an average of 8,005 or 20 per cent versus the fourth quarter of 2002 and salaries and wages per ASM was reduced by 20 per cent.

Combined employee benefits expense amounted to $650 million in 2004, an increase of $7 million or 1 per cent from 2003. The increase was largely due to higher future employee benefits resulting from a higher volume of claims in the disability program and revised actuarial assumptions partially offset by the elimination of unamortized actuarial losses and past service costs resulting from fresh start reporting that commenced on September 30, 2004. This increase was mostly offset by lower pension expense in 2004 resulting from the elimination of unamortized items as a result of fresh start reporting as well as lower employee levels. 2003 included a favourable adjustment of $10 million relating to an actuarial valuation of workers' compensation liability.

Combined aircraft fuel expense increased $353 million or 28 per cent mainly due to record high fuel prices and a 4 per cent increase in ASM flying capacity versus 2003. The average base fuel price per litre increase of 32 per cent or $405 million, the volume increase of 4 per cent or $56 million and favourable hedging results of $23 million in 2003 were partly offset by a reduction of $124 million resulting from the favourable impact of a stronger Canadian dollar versus the US dollar.

Combined aircraft rent expense was down $376 million or 37 per cent largely due to the reclassification of certain aircraft leases from operating leases to capital leases which accounted for approximately $236 million of the decrease. Other reductions included the impact of aircraft returns of approximately $56 million, the impact of renegotiated lease rates of approximately $42 million as well as the impact of a stronger Canadian dollar for aircraft leases denominated in US dollars of approximately $35 million. In addition, as a result of fresh start reporting, deferred charges and deferred credits related to operating leases were eliminated in the fourth quarter of 2004. This had the impact of reducing aircraft rent expense by approximately $34 million during the fourth quarter of 2004. As a result of the reclassification of certain operating leases to capital leases, depreciation expense increased by approximately $60 million and interest expense rose by approximately $141 million over 2003. Aircraft rent expense was down $477 million or 43 per cent from 2002.

Combined airport and navigation fees increased $71 million or 10 per cent on a 2 per cent decrease in aircraft frequencies. Higher fees for air navigation services and higher landing and general terminal charges, primarily at Toronto's Pearson International Airport, were the main reasons for the increase. At Pearson, landing fees increased 26 per cent per metric tonne and general terminal charges rose 14 per cent per seat for domestic and international arrivals compared to 2003.

Combined aircraft maintenance materials and supplies expense declined $42 million or 11 per cent. Most of the decline was due to the removal of aircraft from the Mainline and Jazz fleet through aircraft repudiations and returns and timing of engine maintenance activities.

Combined communications and Information Technology expense was down $88 million or 23 per cent largely due to lower GDS fees resulting from increased direct passenger sales via the internet, renegotiated contract rates for information technology and communication services, a decrease in information technology maintenance costs and the favourable impact of a stronger Canadian dollar.

Combined food, beverages and supplies expense increased $6 million or 2 per cent in spite of a 10 per cent increase in passenger traffic as measured by RPMs. The increase due to higher traffic was largely offset by decreases resulting from renegotiated contract rates as well as other cost reduction initiatives.

Combined commission expense increased $32 million or 12 per cent on passenger and cargo revenue growth of 7 per cent and increased commissionable passenger sales by travel agents via the internet which has a higher commission rate. In the second half of the year, this volume related increase in commission expense was partly offset by lower rates as a result of a new commission structure introduced in July 2004 for web and GDS bookings. Commission as a per cent of passenger and cargo revenues increased from 3.7 per cent in 2003 to 3.9 per cent in 2004.

Combined depreciation expense increased $31 million or 8 per cent mainly due to an increase of approximately $60 million reflecting the reclassification of certain aircraft leases from operating to capital leases and due to the amortization of intangible assets recorded following fresh start of $17 million. This was largely offset by lower depreciation and amortization expenses in other areas relating to aircraft, software development, deferred charges and other categories including the impact of fair value adjustments following the adoption of fresh start reporting.

The Combined other operating expense category decreased $18 million or 1 per cent. Expense reductions were recorded in several categories including crew expenses, insurance, equipment rental, terminal handling, building rent and lower subsidiary expenses. Partially offsetting these expense declines was an increase of $40 million primarily relating to a higher volume of tour packages by Air Canada Vacations.

REORGANIZATION AND RESTRUCTURING ITEMS

Since its CCAA filing on April 1, 2003 through to September 30, 2004, Air Canada has recorded significant reorganization and restructuring items directly associated with the rearranging of its business affairs while under the Court's protection. Air Canada emerged from CCAA proceedings on September 30, 2004.

Reorganization and restructuring items amounted to $871 million for the first nine months of 2004 of which $786 million represented non-cash items. In 2003, reorganization and restructuring items amounted to $1,050 million of which $986 million represented non-cash items.

These "reorganization and restructuring items" represent revenues, expenses, gains and losses and provisions for losses since the date of filing that can be directly associated with the reorganization and restructuring of the business under CCAA. A number of significant restructuring and reorganization items recorded in 2004 and 2003 relate to lease deficiency claims, labour-related items and professional fees.

COMBINED NON-OPERATING EXPENSE

As described in Note 3 to the 2004 Annual Consolidated Financial Statements, since Air Canada's filing under CCAA on April 1, 2003, interest expense was reported only to the extent that it would be paid under the plan of arrangement or that it was probable that it would be an allowed claim.

Combined non-operating expense was $315 million, a $33 million increase from 2003. Net interest expense rose $124 million largely due to an increase of approximately $141 million as a result of the reclassification of certain aircraft leases from operating to capital leases. In 2003, Air Canada did not record interest expense on unsecured debt subject to compromise.

Loss on sale of and provisions for losses on sale of assets of $75 million were recorded in 2004 related to non-operating aircraft and inventory. The provisions reflect the excess of net book value over fair value. In 2003, loss on sale of and provisions for losses on sale of assets of $168 million were recorded and included net provisions of $165 million related to the write-down of non-operating aircraft and spare parts. Other non-operating expense amounted to $30 million in 2004 compared to other non-operating expense of $28 million in 2003.

FOREIGN EXCHANGE GAINS

In 2004, Combined gains of $204 million were recorded from foreign exchange on non-compromised long-term monetary items attributable to a stronger Canadian dollar versus the US dollar at December 31, 2004 compared to December 31, 2003. The gains recorded in 2004 included $169 million relating to capital lease obligations. This compared to total gains of $137 million recorded in 2003.

TAX

On a consolidated basis, ACE has unrecognized net future tax assets of approximately $2.3 billion. Future income tax assets are recognized to the extent that realization is considered more likely than not. Since the Corporation has determined that it is more likely than not that the future income tax assets are not recoverable, the net future tax assets have been offset by a valuation allowance. However, the future tax deductions underlying the future tax assets remain available for use in the future to reduce taxable income. The valuation allowance will reverse against the carrying value of the intangible assets on a pro rata basis and equity. For additional information, refer to Note 14 of the 2004 Annual Consolidated Financial Statements.

The table below describes pre-tax losses, tax recoveries, tax valuation allowances and net losses for the past three years.

($ millions)	2002	2003	Predecessor Company Air Canada Nine Months ended Sept 30, 2004	Successor Company ACE Period ended Dec 31, 2004	Combined 2004[1]
Pre-tax loss	(444)	(1,879)	(893)	28	(865)
Tax recovery (provision) before valuation allowance	69	623	289	(12)	277
Valuation allowance – recovery offset	(53)	(611)	(291)	(1)	(292)
Valuation allowance – asset write-off	(400)	0	-	-	0
Tax recovery (provision)	(384)	12	(2)	(13)	(15)
Net income (loss)	**(828)**	**(1,867)**	**(895)**	**15**	**(880)**

(1) Refer to page 4 of this MD&A for additional information.

BALANCE SHEET ANALYSIS

The consolidated balance sheet as of December 31, 2004 represents the accounts of ACE and its subsidiaries on a post-emergence fresh start reporting basis. The consolidated balance sheets as of December 31, 2003 and 2002 represent the accounts of Air Canada and its subsidiaries. ACE adopted fresh start reporting on September 30, 2004. As a result, all assets and liabilities of ACE have been reported at fair values except for future income taxes which are reported in accordance with the requirements of Section 3465 of the CICA Handbook, Income Taxes. In accordance with CICA 1625, prior information has not been restated to reflect the impact of fair value adjustments and, accordingly, amounts in the Predecessor Company are not comparable.

As at December 31 ($ millions)	Predecessor Company Air Canada 2002	Predecessor Company Air Canada 2003	Successor Company ACE 2004
ASSETS			
Current			
Cash and cash equivalents	558	670	1,632
Other current assets	1,204	1,041	1,063
	1,762	1,711	2,695
Property and equipment	2,152	1,700	3,696
Deferred charges	1,774	2,340	167
Goodwill	510	510	-
Intangible Assets	231	164	2,691
Other assets	983	485	137
	7,412	6,910	9,386
LIABILITIES			
Current liabilities	2,592	2,402	2,491
Long-term and subordinated perpetual debt and capital lease obligations	4,314	332	2,328
Convertible preferred shares	-	-	132
Future income taxes	28	11	243
Pension and other benefits liabilities	837	964	2,344
Other long-term liabilities	568	1,216	1,645
Deferred credits	1,361	827	-
	9,700	5,752	9,183
Liabilities subject to compromise	-	5,313	-
	9,700	11,065	9,183
SHAREHOLDERS' EQUITY	(2,288)	(4,155)	203
	7,412	6,910	9,386
Weighted average common shares outstanding (millions)			
– basic [1]	120	120	89
– diluted [1][2]	120	120	90

(1) Pursuant to the Plan, all issued and outstanding options and warrants of Air Canada were cancelled without payment or consideration. In addition, a new share capital was established under ACE, as further described in Notes 19 and 20 to the 2004 Annual Consolidated Financial Statements. As a result, the weighted average common shares for the Predecessor Company are not directly comparable.

(2) Excludes shares having the potential effect of being anti-dilutive for the purposes of calculating earnings per share. If these shares were included at December 31, 2004, diluted shares would be 99 million. Refer to Note 20 to the 2004 Annual Consolidated Financial Statements.

As a result of the implementation of the Plan and the application of fresh start reporting, a revaluation adjustment of $3,342 million has been recorded as a credit to the Predecessor's Shareholders' Equity and the deficit and contributed surplus of Air Canada as at September 30, 2004 has been reclassified to the Predecessor's Shareholders' Equity. The resulting deficit of $2,700 million, net of contributed surplus of $175 million, was reclassified to the Predecessor's share capital and other equity. The fair values of the consolidated assets and liabilities of the Successor Company have been based on Management's best estimates and on valuation techniques as of September 30, 2004. As the result of the application of fresh start accounting (whereby the liabilities of the Corporation exceed the total assets of the Corporation excluding any implied goodwill) and the financing transactions that occurred on September 30, 2004, the Successor's Shareholders' Equity is $186 million as at September 30, 2004. Fresh start values reported in Note 5 to the unaudited Interim Third Quarter 2004 Consolidated Financial Statements were preliminary estimates; valuations have now been finalized and are reflected in these statements. The impact of changes since the unaudited Third Quarter 2004 Consolidated Financial Statements is an increase to assets of $876 million and an increase to liabilities of $79 million, resulting in an increase to Shareholders' Equity of $797 million for an adjusted Shareholders' Equity of $186 million.

In accordance with an investment agreement with Cerberus, ACE issued 12,500,000 Convertible Preferred Shares on September 30, 2004. In addition, as part of the Plan, the unsecured creditors were entitled to subscribe for up to 42,500,000 ACE Class B Voting Shares and/or ACE Class A Variable Voting Shares or approximately 42.06% of the fully diluted equity of ACE as of September 30, 2004 pursuant to the Rights Offering. In accordance with a standby purchase agreement entered into with Deutsche Bank Securities Inc. (DB), ACE completed the issuance of 42,500,000 shares under its rights offering. DB and its participants acquired, as standby purchasers, 9,829,339 Class A Variable Voting Shares relating to unexercised rights. In addition, the unsecured creditors claims were settled for 46,250,000 shares in ACE. The implied value, as at September 30, 2004, of the various classes of shares issued by ACE derived from these agreements is approximately $2 billion. Shareholders' Equity as presented on the Consolidated Statement of Financial Position of ACE under Canadian GAAP does not reflect this implied value for the reasons explained in the following paragraphs.

Due to certain characteristics of the $250 million Convertible Preferred Shares issued pursuant to the Investment Agreement, Canadian GAAP requires that the instrument be presented as a compound instrument and, as such, $127 million is presented as a financial liability and not in Shareholders' Equity.

Under fresh start reporting, Canadian GAAP does not permit goodwill to be recorded even if the fair value of net assets is less than the fair value of the enterprise as a whole. This presentation differs from US GAAP for fresh start reporting. Refer to Note 25 to the 2004 Annual Consolidated Financial Statements – Schedule of Differences between Generally Accepted Accounting Principals in Canada and the United States.

The combination of the above factors and the existing Shareholders' Deficit as reported prior to the adoption of fresh start reporting contribute to the reporting of a Shareholders' Equity of $186 million as at September 30, 2004, which does not reflect the implied value of the various classes of shares by ACE.

The following cash flow discussion uses 2004 Non-GAAP information which is the combination of financial results for the nine months ended September 30, 2004 of the Predecessor Company and financial results for the period ended December 31, 2004 of the Successor Company. As a result of the application of fresh start reporting, application of new accounting policies, the effectiveness of certain lease contracts on emergence of CCAA and the debt and equity transactions that occurred on September 30, 2004, the Successor financial statements are not comparable to those prepared for Air Canada prior to the emergence. The presentation of the financial information of Air Canada for periods prior to October 1, 2004 and the combination of the financial information of Air Canada and ACE for the year ended December 31, 2004 should not be viewed as a continuum because the financial statements of Air Canada for periods prior to October 1, 2004 and the financial statements of ACE for the period ended December 31, 2004 are those of different reporting entities and are prepared using different bases of accounting and different accounting policies and, therefore, are not comparable.

CASH FLOW ANALYSIS

ACE Aviation Holdings Inc.
Consolidated Statement of Cash Flow
(in millions of Canadian dollars)

	Successor Company ACE Period ended Dec 31, 2004	Predecessor Company Air Canada 9 Months ended Sept 30, 2004	Combined 2004	12 Months ended Dec 31, 2003
Cash flows from (used for)				
Operating				
Income (loss) for the period	15	(895)	(880)	(1,867)
Adjustments to reconcile to net cash provided by operations				
Reorganization and restructuring items	-	786	786	986
Depreciation, amortization and obsolescence	85	312	397	366
Loss on sale of and provisions on assets	-	75	75	168
Foreign exchange	(98)	(106)	(204)	(137)
Future income taxes	11	(5)	6	(19)
Employee future benefit funding less than expense	(52)	98	46	204
Decrease (increase) in accounts receivable	269	(191)	78	183
Decrease (increase) in spare parts, materials & supplies	(30)	-	(30)	55
Increase (decrease) in accounts payable & accrued liabilities	(256)	34	(222)	50
Increase (decrease) in advance ticket sales, net of restricted cash	(103)	196	93	(71)
Aircraft lease payments (in excess of) less than rent expense	(14)	(31)	(45)	363
Other	61	87	148	(142)
Cash flows from (used for) operating activities before undernoted items	(112)	360	248	139
Settlement of lease obligations	(290)	-	(290)	-
Rebate on lease settlement	33	-	33	-
Payment of restructuring obligation	(45)	-	(45)	-
Fees conditional on emergence	(12)	-	(12)	-
	(426)	360	(66)	139
Financing				
GE DIP financing	(300)	300	-	-
Drawdown of Exit Financing	527	-	527	-
Aircraft related borrowings	-	233	233	-
Credit facility borrowings	-	80	80	315
Reduction of long-term debt and capital lease obligations	(67)	(358)	(425)	(240)
Preferred shares issued to Cerberus for cash	238	-	238	-
Shares issued for cash under Rights Offering	852	-	852	-
Issue of share capital	1	-	1	-
DIP financing fees	-	-	-	(62)
Other	-	(2)	(2)	9
	1,251	253	1,504	22
Investing				
Additions to property and equipment	(129)	(328)	(457)	(96)
Proceeds from sale of assets	-	2	2	45
Investments and advances	-	-	-	2
Cash collaterization of lines of credit	(21)	-	(21)	-
	(150)	(326)	(476)	(49)
Increase (decrease) in cash and cash equivalents	675	287	962	112
Cash and cash equivalents, beginning of period	-	670	670	558
Cash and cash equivalents transferred to the Successor Company	957	(957)	-	-
Cash and cash equivalents, end of period	1,632	-	1,632	670

COMBINED CASH FLOWS FROM (USED FOR) OPERATIONS

Cash Flows from (used for) Operations
$M



140
(1,072)
(95)
139
(66)
2000 2001 2002 2003 2004
Combined

The cash flow discussion below is on the 2004 Combined cash flow for the period ended December 31, 2004 of ACE and the nine months ended September 30, 2004 of Air Canada.

2004 Combined cash flows used for operations amounted to $66 million compared to cash flows from operations of $139 million in 2003. 2004 Combined cash flows used for operations included $314 million of net payments made on implementation of the Plan, relating mainly to the settlement of restructuring obligations.

Before these payments, 2004 Combined cash from operations amounted to $248 million, an improvement of $109 million over 2003. Improved operating results in 2004 were partially offset by the cash flow benefit in 2003 resulting from the moratorium on aircraft lease payments and stay of proceedings under the CCAA. Components of the cash flow change are further described below:

- Combined aggregate aircraft lease payments (in excess of) less than rent expense were a use of funds of $45 million in 2004 versus a source of $363 million in 2003, a deterioration of $408 million in relation to 2003. In 2003, subsequent to the CCAA filing, due to the moratorium on aircraft lease payments allowed under the Court order, net scheduled cash payments of $520 million were not made. Aircraft lease payments (in excess of) less than rent expense represent the difference between actual cash lease payments, either at the inception or during the term of a lease, and amounts recorded for aircraft rent expense which are expensed on a straight line basis over the term of the lease.

- Combined accounts payable was a use of funds of $222 million in 2004. This compared to a source of funds of $50 million in 2003, a deterioration of $272 million. 2003 was favourably impacted by the stay on certain pre-petition obligations as allowed under the Court order, partially offset by accelerated payment terms and prepayments for certain goods and services after the filing.

- The change in Combined accounts receivable, advance ticket sales and spare parts, materials and supplies was a source of funds of $141 million versus a source of funds of $167 million, a deterioration of $26 million from the prior year, largely due to higher fuel inventories, including the impact of higher fuel costs in fuel inventories.

- Combined other cash from operations was $148 million versus a use of funds of $142 million in 2003 reflecting the repatriation of various deposits made while under CCAA.

Combined 2004 Changes in Cash Position
$M



Cash Outflows
Cash Inflows
Cash flows from operations excl. cash flows used upon emergence
248
Cash flows used upon emergence
(314)
Long-term borrowings
613
Reduction of long-term debt
(425)
Net financing proceeds received upon emergence
1,317
Additions to property and equipment
(457)
Other
(20)
Net increase in cash
962

In 2004, Air Canada obtained financing of approximately $233 million for the purchase of two Airbus A340-500 aircraft. The purchase was 100 per cent financed through a conditional sales agreement.

Prior to implementation of the Plan on September 30, 2004, other long-term borrowings amounted to $380 million, $300 million of which related to the GE Canada Finance Holding Company debtor-in-possession (DIP) secured financing which was fully repaid through the consummation of the exit financing transactions effective upon emergence from creditor protection and $80 million related to a secured non-revolving term credit facility with Amex Bank of Canada Inc.

In 2004, Combined reduction of long-term debt and capital lease obligations amounted to $425 million which included repayments of $251 million related to capital lease obligations and repayments of $105 million made on the non-revolving term borrowing credit facility with the CIBC. In 2003, repayments of long-term debt and capital lease obligations amounted to $240 million of which $159 million related to the repayment of the non-revolving term borrowing credit facility with CIBC.

COMBINED CASH FLOWS USED FOR INVESTING ACTIVITIES


2004 Combined Capital Expenditures
$M
373
54
11
19
Aircraft and aircraft-related
Project Development Costs
Facilities
Ground equipment, computer systems and other

In 2004, Combined additions to property and equipment amounted to $457 million. Included in this amount were $235 million for the purchase of two Airbus A340-500 aircraft, $105 million for progress payments on the Embraer and Bombardier aircraft and $19 million for the purchase of four Boeing B767 aircraft previously under operating leases. Other aircraft-related spending amounted to $27 million and included inventory and spare engines. These expenditures were partly offset by a Federal government refund recorded in the third quarter of 2004 totaling approximately $13 million relating to costs incurred for upgrading cockpit security. Other Combined expenditures amounted to $84 million of which $54 million related to system development projects.

QUARTERLY RESULTS - 2004 AND 2003

The following discussion covers quarterly financial results for Air Canada as Predecessor Company, for the seven quarters ended September 30, 2004 and ACE for the quarter ended December 31, 2004 as Successor Company. As a result of the application of fresh start reporting and the effectiveness of certain lease contracts on emergence from CCAA, fourth quarter 2004 results of the Successor Company are not comparable to prior quarterly results of the Predecessor Company. The results for the periods ending September 30, 2004 of the Predecessor Company do not include any adjustments to reflect the impact of the emergence, fresh start reporting and other transactions.

Air Canada has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months. The Corporation has substantial fixed costs that do not meaningfully fluctuate with passenger demand in the short-term. Seasonably low passenger demand results in significantly lower operating cash flow and margins in the first and fourth quarters for each calendar year compared to the second and third quarters.

The table below describes quarterly financial results of Air Canada for each quarter of 2003 and the first three quarters of 2004 and the financial results of ACE for the fourth quarter of 2004 as well as major operating statistics:

Quarterly Financial Data – Condensed Consolidated

$ millions (except per share figures)	Predecessor Company Air Canada 2004			Successor Company ACE	Predecessor Company Air Canada 2003			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Passenger revenues	1,661	1,844	2,123	1,681	1,745	1,597	1,901	1,615
Cargo revenues	126	137	142	151	144	122	122	131
Other revenues	334	240	231	230	323	235	207	231
Operating revenues	2,121	2,221	2,496	2,062	2,212	1,954	2,230	1,977
Operating expenses	2,266	2,199	2,253	2,065	2,566	2,225	2,212	2,054
Operating income (loss) before reorganization and restructuring items	(145)	22	243	(3)	(354)	(271)	18	(77)
Reorganization and restructuring items	(132)	(426)	(313)	-	-	(216)	(274)	(560)
Non-operating income (expense)	(43)	(72)	(133)	(67)	(61)	(68)	(21)	(132)
Income (loss) before foreign exchange on non-compromised long-term monetary items and income taxes	(320)	(476)	(203)	(70)	(415)	(555)	(277)	(769)
FX gain (loss) on non-compromised long-term monetary items	17	(34)	123	98	132	(5)	17	(7)
Income (loss) before income taxes	(303)	(510)	(80)	28	(283)	(560)	(260)	(776)
Recovery of (provision for) income taxes	(1)	-	(1)	(13)	13	(6)	(3)	8
Net income (loss)	**(304)**	**(510)**	**(81)**	**15**	**(270)**	**(566)**	**(263)**	**(768)**
Earnings (loss) [1] Per share - basic	(2.53)	(4.24)	(0.67)	0.17	(2.25)	(4.70)	(2.18)	(6.39)
- diluted	(2.53)	(4.24)	(0.67)	0.17	(2.25)	(4.70)	(2.18)	(6.39)
Revenue passenger miles (millions)	10,057	10,836	12,853	9,681	9,586	9,073	11,617	9,289
Available seat miles (millions)	13,797	13,931	15,993	12,815	13,310	12,579	15,156	13,115
Passenger load factor (%)	72.9	77.8	80.4	75.5	72.0	72.1	76.6	70.8
Operating expense per available seat mile (CASM) (cents)	16.4	15.8	14.1	16.1	19.3	17.7	14.6	15.7
Operating expense per available seat mile excl. fuel expense (cents)	14.0	13.1	11.2	12.7	16.7	15.4	12.5	13.5

(1) Pursuant to the Plan as further described in Note 2 to the 2004 Annual Consolidated Financial Statements, all issued and outstanding options of Air Canada and warrants were cancelled without payment or consideration. In addition, a new share capital was established under ACE, as further described in Notes 19 and 20 to the 2004 Annual Consolidated Financial Statements.

QUARTERLY ANALYSIS OF RESULTS

Quarterly operating revenues for 2004 showed positive year-over-year increases for the last three quarters of the year. The year 2003 was significantly impacted by a number of external events and factors, notably the SARS crisis, the war in Iraq and increased competition.

The table below describes, by major market, the percentage change from the prior year in passenger revenues for the eight most recent quarters.

Passenger Revenue % Change Year-over-Year by Quarter

	Predecessor Company Air Canada							Successor Company ACE
	Quarter 1 2003	Quarter 2 2003	Quarter 3 2003	Quarter 4 2003	Quarter 1 2004	Quarter 2 2004	Quarter 3 2004	Quarter 4 2004
Canada	(12)	(26)	(17)	(13)	(9)	8	3	0
US	(5)	(27)	(24)	(19)	(13)	5	(1)	(17)
Atlantic	(1)	(11)	(4)	(5)	(5)	6	6	4
Pacific	(3)	(63)	(52)	(13)	15	162	113	35
Other	21	(8)	3	18	24	38	25	22
System (excl. Aeroplan)	(6)	(26)	(19)	(12)	(5)	15	12	1
System (incl. Aeroplan)	(6)	(26)	(19)	(12)	(5)	15	12	4

First quarter 2004 consolidated passenger revenues declined $84 million or 5 per cent from the same period in 2003. This represented the smallest quarter-over-quarter reduction since the fourth quarter of 2003 as compared to 2002. Pacific and other international routes recorded strong revenue growth, while North American routes continued to show declines, but at a lower rate than in previous quarters. Increased competition in both Canada and the U.S. contributed to a 9 per cent decline in overall system yield per RPM.

The second quarter showed significant improvement due to recovery in most markets but notably the Pacific market which accounted for one half of the total year-over-year improvement. Passenger revenues in the second quarter increased $247 million or 15 per cent from the second quarter of 2003. During the 2004 quarter, system passenger traffic increased 19 per cent on an 11 per cent increase in ASM capacity producing a 5.7 percentage point improvement in load factor. RASM increased 4 per cent reflecting the rise in passenger load factor. In the second quarter of 2003, passenger revenues were negatively impacted due to lower domestic and international demand resulting from the SARS crisis and a second outbreak in May 2003.

The third quarter passenger revenue increase of $222 million or 12 per cent from the prior year represented a progressive recovery in all markets with the exception of the US transborder market. International markets continued their rebound from a SARS impacted 2003. A stronger domestic market showed improving yield per RPM and traffic performance as well. In the 2003 quarter, passenger revenues were negatively impacted by lower domestic and international demand resulting from the SARS crisis and increased capacity by low-cost carriers. System passenger traffic for the third quarter 2004 increased 11 per cent on a 6 per cent increase in ASM capacity producing a 3.8 percentage point improvement in load factor. With the improvement in load factor, RASM rose 6 per cent over the third quarter of 2003.

Beginning in October 2004, Aeroplan passenger revenues are recorded in passenger revenue. Previously, Aeroplan redemption revenues were included in other revenue. As a result of the inclusion of Aeroplan passenger revenues in passenger revenues starting in October 2004, passenger revenues, RASM and yield per RPM are not directly comparable to the previous years. The following discussion will provide the reader with variances that include Aeroplan passenger revenues. However, for comparative purposes, passenger revenues, RASM and yield per RPM will also provide the reader with variances excluding these revenues.

Fourth quarter 2004 passenger revenues increased $66 million or 4 per cent which included Aeroplan passenger revenues of $41 million in the quarter. For the 2004 quarter, system passenger traffic increased 4 per cent on a decrease of 2 per cent in ASM flying capacity producing a 4.7 percentage point improvement in load factor. Excluding Aeroplan passenger revenues, yield per RPM decreased 3 per cent. The yield per RPM decrease was due to increased low-cost competition, a weak transborder market and a greater proportion of longer haul flying which has a lower yield per RPM. With the major improvement in load factor, system RASM, excluding Aeroplan passenger revenues, rose 4 per cent over the fourth quarter of 2003.

First quarter 2004 operating expenses declined $300 million or 12 per cent on a 4 per cent increase to ASM capacity. Unit cost was 15 per cent below the 2003 level. Salaries and wage expense was reduced $118 million or 19 per cent as a result of a reduction of an average of over 6,300 FTE employees as well as salary reductions for unionized and non-unionized employee groups. Expense reductions were also recorded in most areas including aircraft rent, aircraft maintenance, material and supplies and communications and information technology and other operating expenses.

For the second quarter, operating expenses were reduced by $26 million or 1 per cent on an 11 per cent increase to ASM capacity. With a significant increase to fuel prices, fuel rose $82 million or 28 per cent. Unit cost was 11 per cent below the 2003 level (excluding fuel expense, down 15 per cent). Expense reductions were recorded in essentially all controllable areas. Salary and wages expense per ASM declined 22 per cent from the second quarter of 2003.

In the third quarter of 2004, consolidated operating expenses increased $41 million or 2 per cent despite an increase in fuel expense of $138 million on an ASM increase of 6 per cent. Unit cost was down 3 per cent from the third quarter of 2003 (excluding fuel expense, down 10 per cent).

In the fourth quarter of 2004, operating expenses increased $11 million or 1 per cent, despite an increase of $142 million or 49 per cent in fuel expense, on an ASM capacity reduction of 2 per cent. Unit cost increased 3 per cent (excluding fuel expense, down by 5 per cent). As the cost reduction initiatives undertaken under the restructuring process largely came into effect beginning in the third quarter of 2003, the quarter-over-quarter reduction in unit cost for the fourth quarter was smaller than in the previous quarters.

SEGMENT INFORMATION

As a result of the corporate restructuring, the Corporation's businesses are operated through four reporting segments: transportation services, loyalty program, technical services, and regional operations. In the Predecessor Company, Technical Services was a cost center within Air Canada and discrete financial information is not available. As described in Note 1 to the 2004 Annual Consolidated Financial Statements, a capacity purchase agreement between Air Canada and Jazz came into effect on September 30, 2004. The Jazz segment information in the Successor Company is not comparable as a result of this new agreement.

Aeroplan was operated as a division of the Predecessor Company until January 1, 2002. An asset purchase agreement was executed between Air Canada and Aeroplan having an effective date of January 1, 2002. Based upon the terms contained in the asset purchase agreement, Air Canada maintained the liability with respect to Aeroplan Miles issued prior to January 1, 2002. Aeroplan assumes all risks and rewards for the management of Aeroplan Miles issued on or after January 1, 2002. As at September 30, 2004, Air Canada had a remaining liability of approximately 25 per cent of the total Aeroplan Miles outstanding. As a result of this transitional period, Loyalty Program results are not directly comparable to prior periods.

The accounting policies for each of these segments are as those described in Note 4 to the 2004 Annual Consolidated Financial Statements. Segment financial information has been prepared consistent with how financial information is produced internally for the purposes of making operating decisions. Segments negotiate transactions with each other as if they were unrelated parties. A reconciliation of the total amounts reported by each segment to the applicable amounts in the consolidated financial statements follows:

Successor Company
Period ended December 31, 2004

($ Millions)	Transportation Services[1]	Loyalty Program[2]	Technical Services	Regional Operations[3]	Inter-Segment Elimination	ACE Consolidated Total
Passenger revenue	1,680	-	-	1	-	1,681
Cargo revenue	151	-	-	-	-	151
Other revenue	40	126	62	2	-	230
External revenue	1,871	126	62	3	-	2,062
Inter-segment revenue	54	6	122	185	(367)	-
Total revenue	**1,925**	**132**	**184**	**188**	**(367)**	**2,062**
Operating expenses, before the following:	1,925	105	155	162	(367)	1,980
Amortization of capital assets	72	2	7	4	-	85
Significant non-cash and special items	-	-	-	-	-	-
Total operating expenses	**1,997**	**107**	**162**	**166**	**(367)**	**2,065**
Operating income (loss)	(72)	25	22	22	-	(3)
Net interest expense	(39)	-	(4)	(4)	-	(47)
Foreign exchange on long-term monetary items	98	-	-	-	-	98
Income tax expense	(13)	-	-	-	-	(13)
Other non-operating items	(19)	-	-	(1)	-	(20)
	27	-	(4)	(5)	-	18
Segment Results	(45)	25	18	17	-	15

(1) Includes revenues and costs for Air Canada Mainline operations, Jazz transportation revenues and fees to Air Canada Mainline for Jazz operations under the CPA as well as Air Canada Cargo, Destina, AC Online, Air Canada Ground Handling Services, Air Canada Vacations and ACE. Foreign exchange on long-term monetary items is included by management in the Transportation Services segment. Interest expense in the Transportation Services segment represent interest on third party debt. Interest expense included in other segments represent interest on intercompany and third party debt. Management reflects all income taxes within the Transportation Services segment including any income taxes that may be applicable to amounts earned in the other segments because the activities of the other segments are carried out as limited partnerships and the income is taxable in one of the entities included in Transportation Services.

(2) Other revenue of $126 million includes revenue recognized on redemption of points accumulated through both air and third party contracts. Inter-segment revenue of $6 million represents the management fee charged to Air Canada by Aeroplan relating to the redemption of points accumulated prior to January 1, 2002. The value of points earned through air, charged by Aeroplan to Air Canada, is recorded in Aeroplan's accounts as deferred revenues.

(3) Includes Jazz operations under the CPA effective September 30, 2004.

This segment reporting is applied on a prospective basis and, accordingly, segment reporting pertaining to periods prior to September 30, 2004 is not directly comparable.

OFF-BALANCE SHEET ARRANGEMENTS

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement with an entity not reported on a consolidated basis under which a company has (1) any obligation under certain guarantee contracts; (2) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for the assets; (3) any obligation under certain derivative instruments; or (4) any obligation arising under a material variable interest held in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging or research and development arrangements with the company.

GUARANTEES

As described in Note 24 to the 2004 Annual Consolidated Financial Statements of ACE for the year ended December 31, 2004, under certain aircraft lease agreements accounted for as operating leases, ACE may be required to provide residual value support not exceeding $382 million. Any potential payment under the guarantee would be payable on lease expiry, and the amount of the loss is dependent on the net proceeds received on the sale of the aircraft, or the fair value of the aircraft in the event that the Corporation exercises its purchase option, where applicable. The current carrying value of amounts recorded under residual value guarantees is $133 million.

With respect to 35 GECC owned aircraft leases and 10 GECC managed aircraft leases, the difference between the amended rents and amounts due under the original lease contracts will be forgiven at the expiry date of the leases if no material defaults have occurred. If a material default occurs, this difference plus interest will become due and payable and all future rent will be based on the original contracted rates.

ACE participates in fuel facilities arrangement, along with other airlines that contract for fuel services at various airports in Canada. The Fuel Facilities Corporations operate on a cost recovery basis. The purpose of the Fuel Facilities Corporations is to own and finance the system that distributes the fuel to the contracting airlines, including leasing the land rights under the land lease. The aggregate debt of the Fuel Facilities Corporations in Canada as at December 31, 2004 is approximately $135 million which is the Successor Company's maximum exposure to loss without taking into consideration any cost sharing that would occur amongst the other contracting airlines. The Successor Company views this loss potential as remote. Each contracting airline shares pro rata, based on system usage, in the guarantee of this debt.

RETAINED OR CONTINGENT INTEREST IN ASSETS TRANSFERRED

ACE has no material arrangements involving the transfer of assets to an unconsolidated entity where those assets serve as credit, liquidity or market risk support to that entity.

DERIVATIVE INSTRUMENTS

ACE's risk management policies and use of derivative financial instruments are described in Note 23 to the 2004 Annual Consolidated Financial Statements of ACE for the year ended December 31, 2004. The Corporation has entered into currency swap agreements for five Canadair Regional Jet operating leases until lease termination in 2007. These currency swaps, with unrelated creditworthy third parties, were put in place on the inception of these leases and have a fair value at December 31, 2004 of $12 million in favour of the third parties (2003 $7 million in favour of unrelated creditworthy third parties), taking into account foreign exchange rates in effect at that time.

Air Canada had entered into currency swaps with an unrelated creditworthy third party for three Airbus A330 operating leases until 2010. These currency swaps were terminated during the quarter ended September 30, 2004. The fair value of these currency swaps at December 31, 2003 was $19 million in favour of the Corporation.

VARIABLE INTEREST ENTITIES

Accounting Guideline 15 – Consolidation of Variable Interest Entities (AcG 15) is effective for periods beginning on or after November 1, 2004. As a result, ACE will be adopting this standard effective January 1, 2005. AcG 15 relates to the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG 15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its consolidated financial statements.

Air Canada has entered into aircraft and engine lease transactions with several special purpose entities (SPEs), referred to as variable interest entities under AcG 15. On adoption of AcG 15, the Corporation anticipates consolidating leasing entities covering 51 aircraft and 22 engines accounted for as operating leases under Canadian GAAP as at December 31, 2004. In addition, the Corporation participates in fuel facilities arrangement, along with other airlines that contract for fuel services at various airports. The Fuel Facilities Corporations operate on a cost recovery basis. Under AcG 15, the Corporation anticipates consolidating those Fuel Facilities Corporations where the Corporation uses more than 50 per cent of the services of the Fuel Facilities Corporations.

A summary of the anticipated impact on the consolidated balance sheet of ACE of consolidating the variable interest entities as noted as at January 1, 2005 is as follows:

$ millions	Aircraft and Engines	Fuel Facilities	Total
Property and equipment	1,304	113	1,417
Deposits and other assets, net	57	-	57
	1,361	113	1,474
Current portion – Long-term debt	77	-	77
Long-term debt	1,179	51	1,230
Minority interest	170	8	178
Other liabilities, net	(158)	2	(156)
	1,268	61	1,329
Credit to retained earnings	**93**	**52**	**145**

The existence of the Special Purpose Entity (SPE) in the lease arrangements does not, in and of itself, increase any financial risk to ACE. ACE views the off balance sheet risk in aircraft lease arrangements as being related to the duration of the lease and the existence of residual value support ACE may be required to provide.

ADOPTION OF ACCOUNTING POLICIES

In accordance with Section 1625 of the CICA Handbook, Comprehensive Revaluation of Assets and Liabilities, ACE adopted fresh start reporting on September 30, 2004. As a result, all assets and liabilities of ACE have been reported at fair values, except for future income taxes which are reported in accordance with the requirements of Section 3465 of the CICA Handbook, Income Taxes.

As a result of the application of fresh start reporting, the outstanding loyalty program mileage credits ("miles") were adjusted to reflect the estimated fair value of miles to be redeemed in the future. As a consequence of this fair value adjustment and the evolving nature of the Aeroplan loyalty program, the Successor Company changed the accounting policy as of September 30, 2004 for the recognition of its obligations relating to the loyalty program. The Predecessor Company recognized the obligation related to Miles earned through transportation services based on the incremental cost of providing future transportation services. On a prospective basis from the date of fresh start reporting, Miles earned by members through transportation services provided by the Corporation and the transportation services are treated as multiple elements. Miles are recorded at fair values with the residual allocated to transportation services. Consistent with the accounting policy of the Predecessor Company, the proceeds from the sale of Miles to loyalty program partners are deferred.

Revenues from miles issued to members are recognized at the time the miles are redeemed except for breakage as noted below. Effective September 30, 2004, Miles redeemed for travel are included in passenger revenue and miles redeemed for other than travel are included in other revenue. Under the previous accounting policy in the Predecessor Company, Aeroplan redemption revenues from Miles earned by members through loyalty program partners were included in other revenue. Based on historical experience and current program policies, the Successor Company estimates the percentage of miles that may never be redeemed, defined as breakage. The amount allocated to breakage is recognized in other revenue on a straight line basis over a period of 30 months. The Corporation performs regular evaluations on the breakage estimate which may result in certain adjustments.

As a result of the restructuring, the Corporation operates its businesses through four reportable segments: transportation services, loyalty program, technical services and regional operations. Previously, the Corporation reported operating results under only one segment.

Air Canada adopted Accounting Guideline 13 – Hedging Relationships (AcG 13) beginning January 1, 2004. The new guideline outlines criteria related to the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting; and the discontinuance of hedge accounting.

Effective January 1, 2004, Air Canada adopted CICA 1100 – Generally Accepted Accounting Principles and CICA 3063 – Impairment of Long-Lived Assets. CICA 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles. There have been no changes in accounting policies as a result of the adoption of CICA 1100. CICA 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. Air Canada has not recorded any impairment loss as a direct result of the transition to CICA 3063.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are those that are most important to the portrayal of the Corporation's financial condition and results of operations. They require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Actual results could differ from those estimates under different assumptions or conditions.

The Corporation has identified the following critical accounting policies utilized in the preparation of these financial statements:

AIR TRANSPORTATION REVENUES

Airline passenger and cargo advance sales are deferred and included in current liabilities. In addition, the current portion of loyalty program deferred revenues are reported in Advance ticket sales and loyalty program deferred revenues. Passenger, including loyalty program redemptions for air travel, and cargo revenues are recognized when the transportation is provided. The Corporation has formed alliances with other airlines encompassing loyalty program participation, code sharing and coordination of services including reservations, baggage handling and flight schedules. Revenues are allocated based upon formulas specified in the agreements and are recognized as transportation is provided. Beginning September 30, 2004, the estimated fair value of Aeroplan Miles earned through qualifying air travel is deferred in passenger revenue at the time the qualifying air travel is provided. Deferred revenues from the issue of Miles to customers, including Miles sold to loyalty program partners are recorded as passenger revenues at the time the Miles are redeemed for air travel. Redemptions for non-passenger services are included in other revenue.

The Corporation performs regular evaluations on the liability which may result in adjustments being recognized as revenue. Due to the complex pricing structures; the complex nature of interline and other commercial agreements used throughout the industry; historical experience over a period of many years; and other factors including refunds, exchanges and unused tickets, certain relatively small amounts are recognized as revenue based on estimates. Events and circumstances may result in actual results which are different from estimates, however, these differences have historically not been material. Customer behaviour, pricing policies and other factors may result in changes impacting these estimates.

EMPLOYEE FUTURE BENEFITS

The significant policies related to employee future benefits, consistent with CICA #3461 - "Employee Future Benefits", are as follows:

- The cost of pensions and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service, market interest rates, and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.
- A market-related value method is used to value plan assets for the purpose of calculating the expected return on plan assets. Under the selected method, the differences between investment returns during a given year and the expected investment returns are amortized on a straight-line basis over four years.
- Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of the employees active at the date of amendment. This period does not exceed the average remaining service period of such employees up to the full eligibility date.
- Cumulative unrecognized net actuarial gains and losses in excess of 10 per cent of the greater of the projected benefit obligation or market-related value of plan assets at the beginning of the year are amortized over the remaining service period of active employees.

Management makes a number of assumptions in the calculation of both the accrued benefit obligation as well as the pension costs:

	Dec 31, 2003	Sept 30, 2004	Dec 31, 2004
Weighted Average Assumptions used to determine accrued benefit obligation			
Discount rate as at period end	6.00%	6.00%	5.75%
Rate of compensation increase	4.00%	4.00%	4.00%
Weighted Average Assumptions used to determine pension costs			
Discount rate as at period end	6.50%	6.00%	6.00%
Expected long term rate of return on plan assets	7.50%	7.50%	7.50%
Rate of compensation increase	4.25%	4.00%	4.00%

DISCOUNT RATE

The discount rate used to determine the pension obligation was determined by reference to market interest rates on corporate bonds rated AA or better with cash flows that approximately match the timing and amount of expected benefit payments.

EXPECTED RETURN ON ASSETS ASSUMPTION

The Corporation's expected long-term rate of return on assets assumption is selected based on the facts and circumstances that exist as of the measurement date and the specific portfolio mix of plan assets. Management, in conjunction with its actuaries, reviews anticipated future long-term performance of individual asset categories and considers the asset allocation strategy adopted by the Corporation, including the longer duration in its bond portfolio in comparison to other pension plans. These factors are used to determine the average rate of expected return on the funds invested to provide for the pension plan benefits. While the review considers recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

ASSET ALLOCATION

The actual and target allocations of the pension assets are as follows:

	Dec 31, 2003	Dec 31, 2004	Target Allocation
Equity	64.8%	64.8%	65.0%
Bonds and Mortgages	32.9%	33.1%	35.0%
Real Estate	0.3%	0.2%	0.0%
Short-term and Other	2.0%	1.9%	0.0%
Total	**100.0%**	**100.0%**	**100.0%**

INVESTMENT POLICY

For the Domestic Registered Pension Plans, the investments conform to the Statement of Investment Policy and Objectives of the Air Canada Pension Master Trust Fund (Fund). The Audit, Finance and Risk Committee of the Board of Directors reviews and confirms the policy annually. The investment return objective of the Fund is to achieve a total annualized rate of return that exceeds inflation by at least 3.75 per cent over the long term.

In addition to the target asset allocation, as summarized in the asset allocation section above, the following policies apply to individual asset classes:

- Equity investments can include convertible securities, and are required to be diversified among industries and economic sectors. Foreign equities can comprise 27 to 33 per cent of the total market value of the trust. Limitations are placed on the overall allocation to any individual security at both cost and market value. Derivatives are permitted to the extent they are not used for speculative purposes or to create leverage.
- Fixed income investments are oriented toward risk averse, long term, investment grade securities rated "A" or higher. With the exception of Government of Canada securities, or a province thereof, in which the plan may invest the entire fixed income allocation, fixed income investments are required to be diversified among individual securities and sectors. The target return is comprised of 50 per cent of the total return of the Scotia Capital Long Term Bond Index.

BEST ESTIMATE OF EMPLOYER CONTRIBUTIONS

Based upon an agreement, subject to approval of the Office of the Superintendent of Financial Institutions (Canada) (OSFI), between Air Canada and representatives of the unionized and non-unionized employees and retirees with respect to the funding of the Canadian registered plans, the estimated 2005 contributions are as follows:

($ millions)	2005 Contributions
Current service cost for registered pension plans	128
Past service cost for registered pension plans	83
Other pension arrangements	48
Total	259

SENSITIVITY ANALYSIS

Sensitivity analysis on the Combined 2004 pension expense based on different actuarial assumptions with respect to discount rate and expected return on plan assets is as follows:

	0.25 percentage point	
Impact on 2004 Pension Expense ($ millions)	Increase	Decrease
Discount rate on obligation assumption	(6)	6
Long-term rate of return on plan assets assumption	(23)	23

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 10.75 per cent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004 (2003 10.00 per cent). The rate is assumed to decrease gradually to 5 per cent by 2013. A one percentage point increase in assumed health care trend rates would have increased the service and interest costs by $1 million and the obligation by $13 million. A one percentage point decrease in assumed health care trend rates would have decreased the service and interest costs by $2 million and the obligation by $17 million.

In 2003, as a result of the Predecessor Company's review of the impact of the reduction in the level of employees as part of the CCAA restructuring program on its pension liability and expense, the Corporation recorded a pension curtailment charge of $128 million. The charge is calculated based upon the impact the reduction in the level of employees had on the expected average remaining service life of the active employees.

Upon emergence from CCAA, under fresh start reporting, all unamortized past service costs, net actuarial losses and net transition obligations were written off and the Corporation recorded the estimated net accrued benefit obligations of the plans as at the date of emergence. At that time, all assumptions used in the calculations were revalidated.

PROPERTY AND EQUIPMENT

Property and equipment is originally recorded at cost. Property under capital leases and the related obligation for future lease payments are initially recorded at an amount equal to the lesser of fair value of the property or equipment and the present value of those lease payments. Property and equipment is carried at the lesser of amortized cost and the net recoverable amount. On the application of fresh start accounting, effective September 30, 2004, the cost of property and equipment was adjusted to fair value in the Successor Company. As at December 31, 2004, the net book value of the Corporation's property and equipment totalled $3,696 million.

Property and equipment, including property under capital lease, are depreciated to estimated residual values based on the straight-line method over their estimated service lives. Mainline aircraft and flight equipment are depreciated over 20 to 25 years, with 10 to 15 per cent estimated residual values. Regional aircraft and flight equipment are depreciated over 20 to 30 years, with 20 per cent estimated residual values. Aircraft reconfiguration costs are amortized over three years. Aircraft introduction costs are amortized over three years. Betterments to owned aircraft are capitalized and amortized over the remaining service life of the aircraft. Betterments to aircraft on operating leases are amortized over the term of the lease.

Buildings are depreciated over their useful lives not exceeding 50 years on a straight-line basis (30 years in the Predecessor Company). An exception to this is where the useful life of the building is greater than the term of the land lease. In these circumstances, the building is depreciated over the life of the lease. Leasehold improvements are amortized over the lesser of the lease term or five years. Ground equipment is depreciated over three to 25 years (five to 25 years in the Predecessor Company). Computer equipment is depreciated over three years (five years in the Predecessor Company).

Aircraft depreciable life is determined through economic analysis, a review of existing fleet plans and comparisons to other airlines operating similar fleet types. Residual values are estimated based on Air Canada's historical experience with regards to the sale of both aircraft and spare parts, as well as future based valuations prepared by independent third parties.

The Corporation's policy is to recognize an impairment charge when an asset's carrying value exceeds its undiscounted future cash flows. In 2004, Air Canada recorded provisions of $75 million (2003 $168 million) related mainly to non-operating aircraft and spare parts. These provisions are based on management's best estimate of the net recoverable value of aircraft and spare parts.

Under certain aircraft lease agreements, the Corporation may be required to provide residual value support not exceeding $382 million. Any potential payment under the guarantee would be payable on lease expiry, and the amount of the loss is dependent on the net proceeds received on the sale of the aircraft, or the fair value of the aircraft in the event that the Corporation exercises its purchase option, where applicable. The current carrying value of amounts recorded under residual value guarantees is $133 million.

INTANGIBLE ASSETS

The identifiable intangible assets of the Corporation were fair valued based on valuation techniques for the purpose of financial reporting under fresh start reporting requirements as at September 30, 2004. The non-amortizable intangible assets of the Corporation are significant and require annual impairment assessments. In addition, the Company is required to assess the remaining life of amortizable assets on a regular basis.

Fair value for purposes of measuring the identifiable assets under Canadian GAAP is defined as "the amount of the consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act". The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the 2004 Annual Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates.

LOYALTY PROGRAM

The Corporation's loyalty program, Aeroplan, awards mileage credits (Miles) to passengers who fly on Air Canada, Jazz, Star Alliance carriers and certain other airlines that participate in the program. Additionally, Aeroplan issues Miles to members for the purchase of goods and services from participating non-airline partners. The outstanding Miles may be redeemed for travel or other goods and services.

As a result of the application of fresh start reporting, the outstanding loyalty program Miles were adjusted to reflect the estimated fair value of Miles to be redeemed in the future. As a consequence of this fair value adjustment and the evolving nature of the Aeroplan loyalty program, the Successor Company changed the accounting policy as of September 30, 2004 for the recognition of its obligations relating to the loyalty program. The Predecessor Company recognized the obligation related to Miles earned through transportation services based on the incremental cost of providing future transportation services. On a prospective basis from the date of fresh start reporting, Miles earned by members through transportation services provided by the Corporation and the transportation services are treated as multiple elements. Miles are recorded at fair values with the residual allocated to transportation services. Consistent with the accounting policy of the Predecessor Company, the proceeds from the sale of Miles to loyalty program partners are deferred.

Revenues from Miles issued to members are recognized at the time the Miles are redeemed except for breakage as noted below. Effective September 30, 2004, Miles redeemed for air travel on Air Canada and Jazz are included in passenger revenue. Also, effective

September 30, 2004, the Corporation commenced deferring passenger revenues equivalent to the fair value of mileage credits earned through air travel on the Corporation's services based upon the cost of purchasing the mileage credits from Aeroplan. These deferred passenger revenues will be recognized in a future period when the Miles are redeemed. Miles redeemed for other than travel are included in other revenue. Under the previous accounting policy in the Predecessor Company, Aeroplan redemption revenues from Miles earned by members through loyalty program partners were included in other revenue. These revenues amounted to $173 million for the nine months ended September 30, 2004 ($177 million for the twelve months ended December 31, 2003). Based on historical experience and current program policies the Successor Company estimates the percentage of Miles that may never be redeemed, defined as breakage. The amount allocated to breakage is recognized on a straight-line basis over a period of 30 months in other revenue. The Corporation performs regular evaluations on the breakage estimate which may result in certain adjustments.

At December 31, 2004, the Corporation's estimated outstanding number of Miles was approximately 185 billion, as compared to substantially the same number at the end of the prior year. Management has recorded a liability of $1,599 million, including $497 million in Advance Ticket Sales and Loyalty Program Deferred Revenues million for the estimated number of Miles expected to be redeemed. A change to the estimate of Miles expected to be redeemed could have a significant impact on the liability in the period of change and in future periods.

In 2004, 29 billion Miles (2003 29 billion) were redeemed principally for travel. These redemptions represented approximately 10 per cent of Air Canada's total revenue passenger miles in 2004 (2003 10 per cent). Inventory controls over seat allocations keeps displacement of revenue passengers to a minimum. Total Miles redeemed for travel on Air Canada in 2004, including awards and upgrades, represented 67 per cent of the total Miles redeemed, of which 64 per cent were used for travel within the U.S. and Canada. In addition to the awards issued for travel on Air Canada, approximately 30 per cent of the total Miles redeemed in 2004 were used for travel on partner airlines and 3 per cent were used for goods and services from non-airline partners.

A change to either the redemption patterns of the Miles or the award options provided could have a significant impact on the Corporation's revenues in the year of change as well as in future years.

FUTURE INCOME TAXES

The Corporation utilizes the liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not. The benefit of future income tax assets that exist at fresh start, and for which a valuation allowance is recorded amounts to $2,334 million which, if recognized, will be used first to reduce to nil any remaining intangible assets (on a pro-rata basis) that were recorded upon fresh start reporting with any remaining amount as a credit to Shareholders' Equity. The benefit of future income tax assets that arise after fresh start will be recognized in the income statement.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are tested for impairment whenever the circumstances indicate that the carrying value may not be recoverable by comparing the estimate of future expected cash flows to the carrying amount of the assets or groups of assets. If the carrying value is not recoverable from future expected cash flows, any loss is measured as the amount by which the asset's carrying value exceeds fair value. Recoverability is assessed relative to undiscounted cash flows from the direct use and disposition of the asset or group of assets.

SENSITIVITY OF CONSOLIDATED AIRLINE RESULTS

Financial results of the Corporation are subject to many different internal and external factors which can have a significant impact on operating results. In order to provide a general guideline, the following table describes, on an indicative basis, the financial impact that changes in operating assumptions would generally have had on the consolidated 2004 Combined operating results. These guidelines were derived from 2004 levels of activity and make use of management estimates. The impacts are not additive, do not reflect the interdependent relationship of the elements and may vary significantly from actual results due to factors beyond the control of the Corporation.

Conversely, an opposite change in the sensitivity factor would have had the opposite effect on operating income.

CONSOLIDATED Key Variable	Routes	2004 Measure	Sensitivity Factor	Estimated Operating Income Impact
				($ millions)
Revenue Measures				
Passenger yield per RPM (cents) (incl. Aeroplan)	System	16.8	1% change in yield per RPM	66
	Canada	21.3		26
Traffic (RPMs) (millions)	System	43,427	1% change in traffic	58
	Canada	13,815		24
Passenger load factor (%)	System	76.8	1 percentage point change	76
RASM (cents) (incl. Aeroplan)	System	12.90	1% change in RASM	62
Cost Measures				
Labour & benefit expenses ($ millions)		$2,585	1% change	26
Fuel - WTI price (US$/barrel)		US$40.30	US$1/barrel change (1) to WTI	28
Fuel - Jet fuel price (CDN cents/litre)		46.16	1% change (1)	16
Cost per ASM (cents)		15.54	1% change	88
Currency Exchange				
Canada to US (CDN$)		$1.31	CDN1¢ change (e.g. $1.31 to $1.30 CDN dollar)	8

(1) Excludes any impact of fuel surcharges.

RISK FACTORS

RISKS RELATING TO THE CORPORATION

Recent Operating Losses

In the recent past, Air Canada, ACE's predecessor corporation and now its wholly-owned subsidiary, has, like other legacy carriers, sustained significant operating losses and the Corporation may sustain significant losses in the future. Air Canada and certain of its subsidiaries recently emerged from protection under the CCAA and implemented the Plan. For the years ended December 31, 2003 and 2002, Air Canada incurred operating losses before reorganization and restructuring items and non-recurring labour expenses of $684 million and $192 million, respectively. For the nine months period ended September 30, 2004, Air Canada realized operating income before reorganization and restructuring items of $120 million and for the period ended December 31, 2004, ACE incurred an operating loss before reorganization and restructuring items of $3 million. Despite the Corporation's recent emergence from creditor protection under the CCAA, the resulting cost reductions and recent results, ACE may not be able to effectively achieve planned cost reductions or restore positive net profitability.

Leverage and Liquidity

ACE has, and will continue to have, a significant amount of indebtedness, including fixed obligations under aircraft leases. ACE and its subsidiaries will be able to incur additional debt, including secured debt, in the future. The amount of indebtedness that ACE and its subsidiaries incur could have important consequences. For example, it could (i) limit ACE's ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes, (ii) require ACE to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the funds available for other purposes, (iii) make ACE more vulnerable to economic downturns, (iv) limit its ability to withstand competitive pressures and reduce its flexibility in responding to changing business and economic conditions and, (v) limit ACE's flexibility in planning for, or reacting to, changes in its businesses and the industries in which it operates.

Limitations Due to Restrictive Covenants

The financing arrangements entered into by the Corporation contain restrictive covenants which affect and, in some cases, significantly limit or prohibit, among other things, the Corporation's ability to incur indebtedness, make prepayments of certain indebtedness, create liens, sell assets, make capital expenditures and engage in acquisitions, mergers, amalgamations and consolidations. In addition, the financing arrangements require the Corporation to maintain certain financial ratios. Any future borrowings are also likely to be subject to covenants which limit the Corporation's operating and financial flexibility, which may materially and adversely affect the Corporation's profitability. If the Corporation fails to comply with the various covenants of its indebtedness, it will be in default under the terms thereof, which would permit holders of such indebtedness to accelerate the maturity of such indebtedness and could cause defaults under other indebtedness or agreements. In such circumstances, the lenders under the financing arrangements could foreclose upon all or substantially all of the assets of the Corporation which secure the obligations of the Corporation.

The ability of the Corporation to make scheduled payments under its indebtedness will depend on, among other things, its future operating performance and its ability to refinance its indebtedness when necessary. Each of these factors is to a large extent subject to economic, financial, competitive, regulatory, operational and other factors, many of which are beyond the Corporation's control. There can be no assurance that the Corporation will be able to generate sufficient cash from its operations to pay its debts and lease obligations.

Need for Additional Capital

The Corporation is facing a number of challenges in its current business operations, including high fuel prices and increased competition from transborder and low-cost domestic carriers. There can be no assurance that the Corporation will continue to be able to obtain on a timely basis sufficient funds on terms acceptable to the Corporation to provide adequate liquidity and to finance the operating and capital expenditures necessary to implement its new business strategy if cash flow from operations and cash on hand are insufficient.

Failure to generate additional funds, whether from operations or additional debt or equity financings, may require the Corporation to delay or abandon some or all of its anticipated expenditures or to modify its new business strategy, which could have a material adverse effect on the Corporation's business, results from operations and financial condition. Furthermore, the ability of competitors to raise money more easily and on less onerous terms could create a competitive disadvantage for the Corporation.

In addition, the Corporation's credit ratings influence its ability to access capital markets. There can be no assurance that the Corporation's credit ratings will not be downgraded, which would add to the Corporation's borrowing and insurance costs, hamper its ability to attract capital and limit its ability to operate its business, all of which could have a material adverse effect on the Corporation's business, results from operations and financial condition.

Fresh Start Reporting

ACE's financial statements reflect the adoption of fresh start reporting, which contains valuations based on estimates and assumptions that may vary from actual results and values realized. ACE adopted fresh start reporting on September 30, 2004. As a result, all of ACE's consolidated assets and liabilities have been reported at fair values except for future income taxes which are reported in accordance with the requirements of Section 3465 of the CICA Handbook, Income Taxes. The adoption of fresh start reporting resulted in Shareholders' Equity of $186 million as at September 30, 2004, versus a Shareholders' Deficit of $5,050 million at Air Canada prior to the adoption of fresh start reporting. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the 2004 Annual Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates.

As a result of the adoption of fresh start reporting, ACE's financial statements beginning with the financial statements for the period from June 29, 2004 to December 31, 2004 are not comparable to Air Canada's earlier financial statements.

Dependence Upon Subsidiaries

ACE is a holding company with no material sources of income or assets of its own other than the interest that it has in its subsidiaries. ACE is entirely dependent on the operations and assets of its subsidiaries. Any possible declaration of dividends by ACE to its shareholders will be dependent on the ability of its subsidiaries to declare dividends or make other payments or advances to ACE. The ability of ACE's subsidiaries to make distributions or other payments or advances will be subject to applicable laws and regulations and contractual restrictions that may be contained in the instruments governing any indebtedness of those entities. In addition, any right of ACE to receive assets of its subsidiaries upon their liquidation or reorganization will be structurally subordinated to the prior claims of creditors of such subsidiaries.

Regional Jets

A key component of the Corporation's new business plan is the restructuring of its aircraft fleet, including the elimination of older, less efficient aircraft and the introduction of new regional jet aircraft. The Corporation plans to focus on high frequency on key domestic and transborder routes, while maintaining frequency on other domestic and transborder routes through the increased use of large regional jet aircraft with lower trip costs in order to better match capacity with demand. These aircraft are expected to enable Air Canada to compete more effectively with low-cost carriers. A delay or failure in the completion of the Corporation's fleet restructuring, including a delay in delivery of the regional jets, could adversely affect the implementation of the new business plan, which may, in turn, have an adverse effect on the Corporation's business, results from operations and financial condition.

Key Personnel

The Corporation is dependent on the experience and industry knowledge of its executive officers and other key employees to execute its business plans. If the Corporation were to experience a substantial turnover in its leadership, the Corporation's business, results from operations and financial condition could be materially adversely affected. Additionally, the Corporation may be unable to attract and retain additional qualified executives as needed in the future.

Employee Relations

Most of the Corporation's employees are unionized and new or modified collective agreements have recently been concluded with their bargaining agents. The collective agreements permit bargaining on wages in 2006 but no strikes or lock-outs may lawfully occur until after the agreements expire in 2009. There can be no assurance that there will not be a labour conflict that could lead to an interruption or stoppage in service at key airports. Any labour conflicts could have a material adverse effect on the Corporation's business, results from operations and financial condition. In addition, labour problems at Air Canada's Star Alliance partners, including Lufthansa and United Airlines, could result in lower demand for connecting traffic with Air Canada and, ultimately, could have a material adverse effect on the Corporation's business, results from operations and financial condition.

Interruptions or Disruptions in Service

The Corporation's business is significantly dependent upon its ability to operate without interruption at a number of key airports, including Toronto's Lester B. Pearson Airport. An interruption or stoppage in service at a key airport could have a material adverse impact on the Corporation's business, results from operations and financial condition.

Dependence on Technology

The Corporation relies in part on technology, including computer and telecommunications equipment and software to increase revenues, reduce costs, and operate its business. Proper implementation and operation of technology initiatives is fundamental to the Corporation's ability to operate a profitable business. The Corporation continuously invests in new technology initiatives to remain competitive, and its continued ability to invest sufficient amounts to enhance technology will affect the Corporation's ability to operate successfully. An inability to invest in technological initiatives would have a material adverse effect on the Corporation's business, results from operations and financial condition.

The technology systems of the Corporation may be vulnerable to a variety of sources of interruption due to events beyond the Corporation's control, including natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers and other security issues. While the Corporation has in place, and continues to invest in, technology security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly. Any failure in technology employed by the Corporation, including by reason of power, telecommunication or Internet interruptions, could materially and adversely affect the Corporation's operations and could have a material adverse effect on the Corporation's business, results from operations and financial condition.

Pension Plans

Canadian federal pension legislation requires that the funded status of registered pension plans be determined periodically, on both a going concern basis (i.e., essentially assuming indefinite plan continuation) and a solvency basis (i.e., essentially assuming immediate plan termination). Although there would not ordinarily have been a requirement to file formal actuarial valuations on the majority of Air Canada's registered pension plans in 2003, the deterioration in their solvency position in 2002 triggered, in March 2003, a direction by the Office of the Superintendent of Financial Institutions (Canada) (OSFI) to file such valuations by April 30, 2003. OSFI further directed that Air Canada remit to eight of the registered pension plans additional contributions beyond those recommended by the actuary in the last-filed valuations. On April 1, 2003, Air Canada filed for creditor protection under the CCAA and, accordingly, it did not comply with such regulatory demand.

The solvency liability is influenced primarily by long-term interest rates and by the investment return on plan assets. The interest rate used to calculate benefit obligations for solvency purposes is a prescribed rate derived from the interest rates on long-term Government of Canada bonds. In the current low interest rate environment, the calculation results in a higher present value of the pension obligations, leading to a larger unfunded solvency position.

In May 2004, Air Canada and OSFI agreed on a protocol pursuant to which the solvency funding requirements for the Corporation's registered pension plans provided for in the then existing regulations, were amended retroactive to January 1, 2004. These requirements include lower solvency deficit amortization payments in 2004 and 2005. Even with the relaxed funding requirements, the Corporation will have to make substantial annual cash contributions, and the level of those contributions will increase in the event of poor pension fund investment performance and/or further declines in long-term Government of Canada bond rates.

Federal Court of Appeal Judgment

The Federal Court of Appeal released a judgment on March 18, 2004 allowing the appeal of the Canadian Human Rights Commission and the Canadian Union of Public Employees (CUPE) from the Trial Division's and Canadian Human Rights Tribunal's (CHRT) decisions regarding the preliminary issue as to whether Air Canada pilots, flight attendants and technical operations personnel are in the same "establishment" for the purposes of pay equity. CUPE filed complaints in 1991 and 1992 against Air Canada and Canadian Airlines International Ltd. alleging wage discrimination against the predominantly female flight attendants, as compared to two predominantly male employee groups – pilots and technical operations personnel. The CHRT and the Trial Division of the Federal Court found that the three employee groups were not in the same establishment for the purposes of pay equity and that therefore the complaints could not proceed. The Federal Court of Appeal overturned this ruling and found that the three employee groups are in the same establishment and that the complaints should proceed on the merits. The Supreme Court of Canada granted Air Canada leave to appeal the Federal Court of Appeal decision. The appeal is expected to be heard in December 2005. During the restructuring under the CCAA, it was agreed that any resolution of the complaint would have no retroactive financial impact prior to September 30, 2004. Should these complaints succeed, the cost going forward could be very significant and the Corporation's business, results from operations and financial condition could be materially adversely affected.

Star Alliance

The strategic and commercial arrangements with Star Alliance members provide Air Canada with important benefits, including codesharing, efficient connections and transfers, reciprocal participation in frequent flyer programs and use of airport lounges from the other members. Should a key member leave the Star Alliance or otherwise be unable to meet its obligations thereunder, the Corporation's business, results from operations and financial condition could be materially adversely affected.

Foreign Exchange

The Corporation's financial results are sensitive to the changing value of the Canadian dollar. In particular, the Corporation has a significant annual net outflow of US dollars and is affected by fluctuations in the Canada/US dollar exchange rate. The Corporation estimates that during 2004, a $0.01 increase in the Canada/US dollar exchange rate (i.e. from $1.30 to $1.31 per US dollar) would have had an estimated $8 million unfavourable impact on operating income. Conversely, an opposite change in the exchange rate would have had the opposite effect on operating income. The Corporation incurs significant expenses in US dollars for such items as fuel, aircraft rental charges, interest payments, debt servicing and computerized reservations system fees, while a substantial portion of its revenues are generated in Canadian dollars. A significant deterioration of the Canadian dollar relative to the US dollar would increase the costs of the Corporation relative to its US competitors and could have a material adverse effect on the Corporation's business, results from operations and financial condition. In addition, the Corporation may be unable to appropriately hedge the risks associated with fluctuations in exchange rates.

RISKS RELATING TO THE INDUSTRY

Competition

Air Canada and Jazz, two of the Corporation's principal operating subsidiaries, operate within a highly competitive industry. Over the past few years, Canadian low-cost airlines have completed a significant expansion in many of Air Canada's and Jazz's key domestic markets. Several Canadian carriers have also entered or announced their intent to enter the transborder market. Specifically, Canjet has flights to New York and Florida during the winter and WestJet provides regular scheduled service to Florida, California, New York and Arizona. If these carriers are successful in their expansion in the domestic and transborder markets, or if other carriers enter Air Canada's and Jazz's markets, the Corporation's business, financial condition and results from operations could be materially adversely affected.

US carriers currently operate routes in Air Canada's and Jazz's transborder market. If additional US carriers were to enter Air Canada's and Jazz's transborder market, or if US carriers were to introduce additional transborder services, this could have a material adverse effect on the Corporation's business, results from operations and financial condition.

The Corporation also encounters substantial price competition. The expansion of low-cost carriers in recent years has resulted in a substantial increase in discounted and promotional fares initiated by competitors. The decision to match competitors' fares to maintain passenger traffic results in reduced yields which, in turn, could have a material adverse effect on the Corporation's business, results from operations and financial condition. Furthermore, the Corporation's ability to reduce Air Canada's and Jazz's fares in order to effectively compete with other carriers may be limited by government policies to encourage competition. Such government policies could have a material adverse effect on the Corporation's business, results from operations and financial condition.

Internet travel websites have driven significant distribution cost savings for airlines, but have also enabled consumers to more efficiently find lower fare alternatives by providing them with access to more pricing information. The increased price consciousness of both business and leisure travelers, as well as the growth in new distribution channels, have further motivated airlines to price aggressively to gain fare and market share advantages. These factors will increase over time as Internet ticket sales increase, which will reduce yields and, in turn, could have a material adverse effect on the Corporation's business, results from operations and financial condition.

Airline Reorganizations

Since September 11, 2001, several US air carriers have sought to reorganize under Chapter 11 of the United States Bankruptcy Code. Successful completion of such reorganizations could present the Corporation with competitors having reduced levels of indebtedness and significantly lower operating costs derived from labour, supply and financing contracts that were renegotiated under the protections of the Bankruptcy Code. In addition, air carriers involved in reorganizations historically have undertaken substantial fare discounting in order to maintain cash flows and to enhance continued customer loyalty. Such fare discounting could result in lower yields for the Corporation which, in turn, could have a material adverse effect on the Corporation's business, results from operations and financial condition.

Economic and Geopolitical Conditions

Airline operating results are sensitive to economic and geopolitical conditions, which have a significant impact on the demand for air transportation. Airline fares and passenger demand have fluctuated significantly in the past and may fluctuate significantly in the future. The Corporation is not able to predict with certainty market conditions and the fares Air Canada and Jazz will be able to charge. Customer expectations are changing rapidly and the demand for lower fares may limit revenue opportunities. An unsustained recovery in economic growth in North America, as well as geopolitical instability in various areas of the world would have the effect of reducing demand for air travel in Canada and, together with the other factors discussed herein, could materially adversely impact the Corporation's profitability. Any prolonged or significant weakness of the economy could have a material adverse effect on the Corporation's business, results from operations and financial condition, especially given the Corporation's substantial fixed cost structure.

Airline Industry Characterized By Low Gross Profit Margins and High Fixed Costs

The airline industry as a whole and scheduled service in particular are characterized by low gross profit margins and high fixed costs. The costs of operating each flight do not vary significantly with the number of passengers carried and, therefore, a relatively small change in the number of passengers or in fare pricing or traffic mix could, in the aggregate, have a significant effect on the Corporation's operating and financial results. This condition has been exacerbated by aggressive pricing by low-cost carriers, which has had the effect of driving down airline fares in general. Accordingly, a minor shortfall from expected revenue levels could have a material adverse effect on the Corporation's business, results from operations and financial condition.

Fuel Costs

Fuel costs represent a major expense to companies operating within the airline industry. Fuel prices fluctuate widely depending on international market conditions, geopolitical events and the Canada/US dollar exchange rate. The Corporation cannot accurately predict fuel prices. During 2003 and 2004, fuel prices remained at historically high levels. Should fuel prices continue at such high levels, fuel costs could have a material adverse impact on the Corporation's profitability. Due to the competitive nature of the airline industry, the Corporation may not be able to pass on any increases in fuel prices to its customers by increasing its fares. Furthermore, the impact of lower aircraft fuel prices could be offset by increased price competition, and a resulting decrease in revenues, for all air carriers. Any prolonged increase in crude oil or fuel prices as a result of war, terrorist attacks, fuel shortage, geopolitical events or otherwise, could have a material adverse effect on the Corporation's business, results from operations and financial condition. Based on 2004 volumes, the Corporation estimates that a US$1 per barrel movement in the average price of West Texas Intermediate crude oil would have resulted in an approximate $28 million change in 2004 fuel expense for Air Canada (excluding any impact of fuel surcharges), assuming flying capacity remained unchanged and that refining spreads between West Texas Intermediate crude oil and jet fuel as well as foreign exchange rates remained constant. The Corporation currently has no hedges for its anticipated 2005 fuel consumption.

Terrorist Attacks

The September 11, 2001 terrorist attacks and subsequent terrorist attacks, notably in the Middle East, Southeast Asia and Europe have caused uncertainty in the minds of the traveling public. The occurrence of a major terrorist attack (whether domestic or international and whether involving the Corporation or another carrier) could have a material adverse effect on passenger demand for air travel and on the number of passengers traveling on Air Canada's and Jazz's flights. It could also lead to a substantial increase in insurance and airport security costs. Any resulting reduction in passenger revenues and/or increases in insurance and security costs could have a material adverse impact on the Corporation's business, results from operations and financial condition.

Severe Acute Respiratory Syndrome (SARS) or Other Epidemic Diseases

As a result of the international outbreaks of SARS in 2003, the World Health Organization (the "WHO") issued on April 23, 2003 a travel advisory, which was subsequently lifted on April 30, 2003, against non-essential travel to Toronto, Canada. The WHO travel advisory relating to Toronto, the location of Air Canada's primary hub, and the international SARS outbreak had a significant adverse effect on passenger demand for air travel destinations served by Air Canada and Jazz, and on the number of passengers traveling on Air Canada's and Jazz's flights and resulted in a major negative impact on traffic on the entire network. A further outbreak of SARS or of another epidemic disease (whether domestic or international) or a further WHO travel advisory (whether relating to Canadian cities or regions or other cities, regions or countries) could have a material adverse effect on passenger demand for air travel and on the number of passengers traveling on Air Canada's and Jazz's flights. Any resulting reduction in traffic on Air Canada's and Jazz's network could have a material adverse effect on the Corporation's business, results from operations and financial condition.

Seasonal Nature of the Business, Other Factors and Prior Performance

Air Canada has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months. The Corporation has substantial fixed costs that do not meaningfully fluctuate with passenger demand in the short-term. Seasonably low passenger demand results in significantly lower operating cash flow and margins in the first and fourth quarters for each calendar year compared to the second and third quarters.

As described elsewhere, demand for air travel is also affected by factors such as economic conditions, war or the threat of war, fare levels and weather conditions. Due to these and other factors, operating results for an interim period are not necessarily indicative of operating results for an entire year, and operating results for a historical period are not necessarily indicative of operating results for a future period.

Regulatory Matters

The airline industry is subject to extensive Canadian and foreign government regulations relating to security, safety, licensing, competition, noise levels and the environment. Additional laws and regulations may be proposed from time to time which could impose additional requirements or restrictions on airline operations. The implementation of additional limitations by governments, the Competition Bureau and/or the Competition Tribunal or other governmental entities may have a material adverse effect on the Corporation's business, results from operations and financial condition. The Corporation cannot give any assurances that new regulations or revisions to the existing regulations will not be adopted. The adoption of such new regulations or revisions could be materially adverse to the Corporation's business, results from operations and financial condition.

The availability of international routes to domestic air carriers is regulated by agreements between Canada and foreign governments. Changes in Canadian or foreign government aviation policy could result in the alteration or termination of these agreements and could adversely affect the Corporation's international operations.

In July 2000, the Government of Canada amended the CTA, the Competition Act and the Air Canada Public Participation Act (Canada) to address the competitive airline environment in Canada and ensure protection for consumers. This legislation increased the powers of the Canadian Transportation Agency with respect to pricing on non-competitive domestic routes, and domestic terms and conditions of carriage. In addition, this legislation included airline-specific provisions concerning "abuse of dominance" under the Competition Act, including the establishment of administrative monetary penalties for a breach of the "abuse of dominance" provision by a dominant domestic air carrier.

In February 2001, the Competition Bureau released for consultation draft guidelines outlining the approach it proposed to take in enforcing the airline-specific "abuse of dominance" provisions of the Competition Act. The guidelines described, among other things, how the Competition Bureau would calculate whether a carrier was operating or increasing capacity at fares that do not cover the avoidable costs of providing the services, and uses of commissions, incentives, loyalty programs or corporate discounts that would be regarded as anti-competitive. The implementation of any of these limitations could have a material adverse effect on the Corporation's business, results from operations and financial condition. The guidelines were never finalized in light of the letter issued in 2004 by the Commissioner of Competition described below outlining her approach to enforcement of the airline "abuse of dominance" provisions on a going forward basis.

In March 2001, the Commissioner of Competition brought an application under the "abuse of dominance" provisions of the Competition Act, seeking an order prohibiting Air Canada from charging fares on flights on certain routes in Eastern Canada if such fares would not cover the avoidable costs of such flights. By agreement of Air Canada and the Commissioner of Competition, the application was divided into two phases. Phase I involved a review of all of Air Canada's costs for the period from April 2000 to March 2001 and a determination of which of those cost items would be considered avoidable costs. The Competition Tribunal released its reasons and findings regarding Phase I on July 22, 2003, and adopted a broadly crafted avoidable cost test. The decision of the Competition Tribunal does not constitute a determination that Air Canada breached the Competition Act by abusing its dominant position, which is an issue that would have been determined in Phase II of the application. As described below, Phase II of the application will not proceed because the proceeding was terminated by the Commissioner of Competition with the agreement of Air Canada, for the reasons described below.

In September 2004, following extensive discussions with Air Canada, the Commissioner of Competition issued a letter describing the enforcement approach to be taken by the Competition Bureau to any new complaint made against a dominant domestic carrier in light of the changes in the airline industry that have occurred since 2000. Furthermore, certain undertakings given by Air Canada to the Commissioner of Competition in 1999 as a condition of its acquisition of Canadian Airlines and which inhibited, in some respects, Air Canada's ability to compete have now been rescinded. In addition, on November 2, 2004, the Minister of Industry tabled amendments to the Competition Act in Bill C-19 which, if enacted, will remove the airline-specific "abuse of dominance" provisions from the Competition Act. The legislative process for Bill C-19 is ongoing.

In light of these developments, and as part of the agreement to terminate the application to the Competition Tribunal, Air Canada determined that it would not appeal the Competition Tribunal's decision in Phase I of the application. The Competition Bureau has expressed its view that the principles established by the Competition Tribunal in Phase I of the application regarding the application of the avoidable cost test would be relevant for any future cases which may arise in similar circumstances. If the Commissioner of Competition commences inquiries or brings similar applications with respect to significant competitive domestic routes and such applications are successful, it could have a material adverse effect on the Corporation's business, results from operations and financial condition.

The Corporation is subject to domestic and foreign laws regarding privacy of passenger and employee data that are not consistent in all countries in which the Corporation operates. In addition to the heightened level of concern regarding privacy of passenger data in Canada, certain US and European government agencies are initiating inquiries into airline privacy practices. Compliance with these regulatory regimes is expected to result in additional operating costs and could have a material adverse effect on the Corporation's business, results from operations and financial condition.

Increased Insurance Costs

The terrorist attacks of September 11, 2001, and the resulting staggering losses to the insurance industry, led to a significant increase in Air Canada's insurance premiums and could lead to future increases in insurance premiums. These increases have and could continue to negatively impact the financial results of the Corporation. In addition, the resulting general instability in the insurance industry could adversely affect some of the Corporation's existing insurance carriers or the Corporation's ability to obtain future insurance coverage. To the extent that the Corporation's existing insurance carriers are unable or unwilling to provide it with insurance coverage, the Corporation's insurance costs could increase further and could result in the Corporation being in breach of contractual arrangements requiring that specific insurance be maintained, which could have a material adverse effect on the Corporation's business, results from operations and financial condition.

Third Party War Risk Insurance

There is a risk that the Government of Canada may not continue to provide an indemnity for third party war risk liability coverage, which it is currently providing to the Corporation and certain other carriers in Canada. In the event that the Government of Canada does not continue to provide such indemnity, the Corporation and other industry participants would have to turn to the commercial insurance market to seek such coverage. Such coverage would cost the Corporation in excess of $20 million per year. Alternative solutions, such as that envisioned by the International Civil Aviation Organization (ICAO), have not developed as planned, due to actions taken by other countries and the recent availability of commercial insurance. ICAO's plan is to set up a non-profit single purpose insurance company which would cover third party war liability in excess of US$50 million. Initial support would be provided by various governments, with their respective contributions based on their ICAO contribution percentages. Airlines would pay a premium on a per passenger segment basis. The US federal government has set up its own facility to provide war risk coverage to US carriers, thus removing itself as a key component of the ICAO plan.

Furthermore, the London aviation insurance market has announced its intention to introduce a new standard war and terrorism exclusion clause to apply to aircraft hull, spares, passenger and third party liability policies, that will exclude claims caused by the hostile use of a dirty bomb, electromagnetic pulse device, or bio-chemical materials.

Casualty Losses

Due to the nature of its core operating business, the Corporation may be subject to liability claims arising out of accidents or disasters involving aircraft on which the Corporation's customers are traveling or involving aircraft of other carriers maintained or repaired by the Corporation, including claims for serious personal injury or death. There can be no assurance that the Corporation's insurance coverage will be sufficient to cover one or more large claims and any shortfall could be material. Additionally, any accident or disaster involving one of the Corporation's aircraft or an aircraft of another carrier maintained or repaired by the Corporation could significantly harm the Corporation's reputation for safety, which would have a material adverse effect on the Corporation's business, results from operations and financial condition.

Airport User Fees and Air Navigation Fees

With the privatization of airports over the last several years in Canada, new airport authorities have imposed significant increases in airport user fees. If airport authorities continue to increase their fees at the rate at which they have increased them in the recent past, the Corporation's business, results from operations and financial condition could be materially adversely affected.

Similarly, if air navigation fees continue to increase at the rate at which they have increased in the recent past, the Corporation's business, results from operations and financial condition could be materially adversely affected.

OUTLOOK

Since April 2003, the Corporation has made significant progress on delivering its restructuring plan. Over this time, the Corporation has implemented a new business model, restructured its operations, improved employee and asset productivity, reduced labour, ownership and other costs and established a new corporate and capital structure with reduced financial leverage. This has resulted in significantly improved financial results and competitive position.

The Corporation is committed in 2005 to continue to deliver the key components of its business plan including continued cost and productivity improvements, technological innovation and, for the new business units, to establish and grow their operations.

In 2005, the Corporation expects its airline businesses to increase ASM flying capacity by approximately 4 per cent, with North American operations growing by approximately 2 per cent and international operations growing by approximately 7 per cent. The major focus of the planned 2005 international growth will be on Pacific, South American and Atlantic routes. In the North American market, the Corporation is undertaking a major expansion at Jazz to increase its relative share of North American ASM capacity and airport operations in order to benefit from lower operating costs. The above ASM capacity projections do not take into account any potential changes as a result of Jetsgo ceasing its operations.

2004 has seen a continued major expansion of low cost carrier operations in Canada and more recently on many transborder routes. In the US, the airline industry has experienced fierce competition as low cost carriers expand and legacy carriers, many of which are experiencing financial difficulties, endeavour to restructure their operations. While the future of Jetsgo's operations is uncertain, the expansion of low cost carriers in Canada and the US is expected to continue in 2005. As a result, passenger fares and yields per RPM are expected to remain under pressure in 2005. Over the past 11 months, the Corporation has achieved record load factors with the implementation of its new business model. With competitively priced passenger fares, operating higher load factors enables greater revenue generation per flight operation and the Corporation is targeting to maintain high load factors in 2005.

With the delivery of new Bombardier and Embraer regional jets, by mid-2005 the Corporation will start to increase the operation of the 75 to 100 seat aircraft segment. This will offer the ability to increase aircraft frequencies and operate profitably on specific routes with relatively fewer passengers per flight as compared to larger aircraft operated by either Air Canada or its low cost carrier competition. The deliveries of these aircraft are scheduled starting in May 2005 and are continuing to early 2008. With these new aircraft in service, the Corporation will progressively reduce the average seats available per North American flight departure as a means to enhance its ability to compete with low cost carriers operating larger aircraft on specific routes.

The Corporation is currently evaluating its widebody fleet options. A cornerstone of the Corporation's strategy going forward will be the growth of its international operations. In order to support the expansion of these operations, the Corporation is planning to take delivery of additional widebody aircraft in 2005, including one leased Airbus A340-300 aircraft and three leased Boeing 767-300 aircraft. Two currently owned Boeing 767-200 aircraft have been reintroduced into active service in early 2005.

In addition, the Corporation is studying new aircraft alternatives from both Boeing (the 787 and 777 series aircraft) and Airbus (the A330, A340 and A350 series aircraft). The acquisition of further used aircraft to provide the units needed for growth is not viewed as a likely outcome, due to the current and anticipated medium-term lack of availability of the appropriate aircraft. Part of any order will be made in order to replace the Corporation's current fleet of Boeing 767 aircraft with the Boeing 787 aircraft, or the Airbus A350 aircraft, which aircraft will become available during the 2008-2010 period.

The airline industry is subject to various factors and costs over which it has little or no control (more fully described in the Risk Factors section). These include fuel and crude oil prices and quasi-government or airport authority fees for airport and navigation charges amongst others. With crude oil prices trading in the record US $50 range and refining spreads continuing at extremely high levels, fuel expense remains a major risk in 2005. The Corporation has been able to mitigate a portion of previous fuel price increases through higher passenger and cargo charges. However, the pricing of crude oil and aircraft fuel is subject to market forces and it is not certain whether the Corporation will be able to mitigate, in any meaningful way, continuing record fuel prices in a highly competitive market environment. 2004 has seen continuing major increases in airport fees especially at its main hub in Toronto. Further double digit increases were implemented in 2005 and these costs will increase accordingly during the year.

The Aeroplan business is projecting continued growth in 2005 through expanded redemption opportunities on the Air Canada network and growth in retail and other customer sales. The Air Canada Technical Services business is also planning expanded third party maintenance revenues but will have to contend with a stronger Canadian dollar which impacts its largely US dollar based revenues.

ACTS intends to leverage its unused capacity by developing its third party customer base, including US carriers that have recently increased their outsourcing of maintenance repair and overhaul work.

ACE's subsidiaries are at varying stages of their corporate development and maximizing value at these entities is a priority in the efforts of ACE's senior management. ACE's value enhancement strategy in respect of its stand-alone subsidiaries includes considering stand-alone financings, sales or distributions of equity interests and involving outside investors for these and other purposes. ACE is examining a range of alternatives to maximize the value of its investment in Aeroplan for the benefit of all its shareholders.

With the successful implementation of its restructuring plan, the Corporation has achieved a significant improvement in its competitive position and financial prospects for the future. More work remains to be done to deliver the continuing elements of the plan and further enhance the Corporation's competitive position. While there are uncertainties with respect to fuel prices, user fees and the highly competitive market in which the Corporation operates, we remain fully committed to delivering our 2005 business plan and producing continued improvements in our financial results and competitive position in the future.

SUBSEQUENT EVENTS

Revolving Credit Facility

On February 7, 2005, ACE and Air Canada entered into a commitment letter with BMO Nesbitt Burns Inc. and its Canadian chartered bank parent in respect of the establishment of a senior secured syndicated revolving credit facility in favour of Air Canada, as borrower, in an aggregate amount of up to $300 million or the US dollar equivalent, subject to satisfaction of certain conditions. The revolving credit facility will have a two-year term which can be extended at Air Canada's option for additional one-year periods on each anniversary of closing, subject to prior approval by a majority of the lenders. A swingline facility of up to $20 million will also be provided for cash management and working capital purposes. The amount available to be drawn by Air Canada under the revolving credit facility will be limited to the lesser of $300 million and the amount of a borrowing base determined with reference to certain eligible accounts receivable of Air Canada and certain eligible owned and leased real property of Air Canada. The credit facility will be secured by a first priority security interest and hypothec over the present and after-acquired property of Air Canada, subject to certain exclusions and permitted encumbrances. The revolving credit facility and the security provided are expected to provide Air Canada with flexibility to dispose of, finance and otherwise deal with its assets and property other than certain accounts receivable and leased real property of Air Canada.

CRJ-200 Aircraft

On March 8, 2005, the Board of Directors approved the addition of eight Bombardier CRJ 200 aircraft to Jazz's fleet in 2005 under operating leases.

MD-11 Cargo Freight Aircraft

On March 17, 2005, the Corporation announced the signing of a two-year lease agreement for an additional MD-11 Cargo freighter aircraft. As well, the Corporation announced an extension of an existing leased MD-11 Cargo freighter for a further two years effective March 1, 2005.

MANAGEMENT'S REPORT

The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles and the integrity and objectivity of the data in these financial statements are management's responsibility. Management is also responsible for all other financial information and for ensuring that this information is consistent, where appropriate, with the information and data contained in the financial statements.

In support of its responsibility, management maintains a system of internal control to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The Corporation has an internal audit department whose functions include reviewing internal controls and their application, on an ongoing basis.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility through the Audit, Finance & Risk Committee of the Board, which is composed of directors who are not employees of the Corporation. The Audit, Finance & Risk Committee meets with management, the internal auditors and the external auditors at least four times each year.

The external auditors, PricewaterhouseCoopers conduct an independent audit, in accordance with generally accepted auditing standards and express their opinion on the financial statements. Their audit includes a review and evaluation of the Corporation's system of internal control and appropriate tests and procedures to provide reasonable assurance that, in all material respects, the financial statements are presented fairly. The external auditors have full and free access to the Audit, Finance & Risk Committee of the Board and meet with it on a regular basis.



M. Robert Peterson
Chief Financial Officer



Robert A. Milton
Chairman, President and
Chief Executive Officer, ACE

AUDITORS' REPORT

To the Shareholders of ACE Aviation Holdings Inc.

We have audited the consolidated statement of financial position of ACE Aviation Holdings Inc. (the "Successor") as at December 31, 2004 and the consolidated statement of operations, retained earnings and cash flows for the period from June 29, 2004, date of incorporation, to December 31, 2004. These financial statements are the responsibility of the Successor's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Successor as at December 31, 2004 and the results of its operations and the change in its cash flows for the period from June 29, 2004 to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Montréal, Québec
March 17, 2005

Comments by Auditors on Canadian/United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when there is a change in accounting principles that has a material effect on the comparability of the Successor Corporation's consolidated financial statements, such as the changes described in Note 4 and 25 to the consolidated financial statements. In addition, the auditors' report would emphasize in a separate paragraph certain matters regarding the financial statements such as those described in notes 2, 3 and 5 to the consolidated financial statements. Accordingly, it should be noted that the Ontario Superior Court of Justice confirmed the consolidated plan of reorganization, compromise and arrangement of Air Canada and certain of its subsidiaries (the "Applicants") on August 23, 2004. Confirmation of the Plan resulted in a settlement of all claims against the Applicants that arose before April 1, 2003 and substantially altered the rights and interest of equity security holders of Air Canada as provided for in the Plan. The Plan was substantially consummated on September 30, 2004 and the Predecessor emerged from creditor protection. In connection with Air Canada's emergence from creditor protection, creditors and shareholders received shared of ACE Aviation Holdings Inc., a newly formed holding company. As a result consolidated financial statements of ACE Aviation Holdings Inc. reflect a fresh start basis of accounting as of September 30, 2004 as described in Note 5 to the consolidated financial statements. Our report to the shareholders dated March 17, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles or events in the auditors' report when these are adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants
Montréal, Québec
March 17, 2005

AUDITORS' REPORT (cont'd)

To the Shareholder of Air Canada

We have audited the consolidated statement of financial position of Air Canada (the "Predecessor") as at December 31, 2003 and the consolidated statements of operations, retained earnings (deficit) and cash flows for the nine-month period ended September 30, 2004 and for the year ended December 31, 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and the results of its operations and the changes in its cash flows for the nine-month period ended September 30, 2004 and for the year ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Montréal, Québec
March 17, 2005

ACE Aviation Holdings Inc.
Consolidated Statement of Operations and Retained Earnings (Deficit)

(in millions except per share figures - Canadian dollars)	Successor Company - ACE (note 3) Period ended December 31 2004	Predecessor Company - Air Canada (note 3) Nine Months ended September 30 2004	Predecessor Company - Air Canada (note 3) Twelve Months ended December 31 2003
Operating revenues			
Passenger	$ 1,681	$ 5,628	$ 6,858
Cargo	151	405	519
Other	230	805	996
	2,062	6,838	8,373
Operating expenses			
Salaries, wages and benefits	596	1,989	2,828
Aircraft fuel	432	1,174	1,253
Aircraft rent	111	521	1,008
Airport and navigation fees	198	616	743
Aircraft maintenance, materials and supplies	78	265	385
Communications and information technology	66	236	390
Food, beverages and supplies	76	264	334
Depreciation, amortization and obsolescence	85	312	366
Commissions	65	240	273
Other	358	1,101	1,477
	2,065	6,718	9,057
Operating income (loss) before reorganization and restructuring items	(3)	120	(684)
Reorganization and restructuring items (note 6)	-	(871)	(1,050)
Non-operating income (expense)			
Interest income	11	6	25
Interest expense	(60)	(169)	(115)
Interest capitalized	2	-	4
Loss on sale of and provisions on assets (note 8)	-	(75)	(168)
Other	(20)	(10)	(28)
	(67)	(248)	(282)
Loss before foreign exchange on non-compromised long-term monetary items and income taxes	(70)	(999)	(2,016)
Foreign exchange gain on long-term monetary items	98	106	137
Income (loss) before income taxes	28	(893)	(1,879)
Recovery of (provision for) income taxes	(13)	(2)	12
Income (loss)	$ 15	$ (895)	$ (1,867)
Plan of arrangement and fresh start reporting (note 5)		6,042	-
Retained earnings (deficit), beginning of period	-	(5,147)	(3,280)
Retained earnings (deficit), end of period	$ 15	$ -	$ (5,147)
Earnings (Loss) per share (note 20) - Basic	$ 0.17	$ (7.45)	$ (15.53)
- Diluted	$ 0.17	$ (7.45)	$ (15.53)

The accompanying notes are an integral part of the consolidated financial statements.

ACE Aviation Holdings Inc. Consolidated Statement of Financial Position

(in millions of Canadian dollars)

	Successor Company ACE (note 3) December 31, 2004	Predecessor Company Air Canada December 31, 2003
ASSETS		
Current		
Cash and cash equivalents	$ 1,632	$ 670
Restricted cash (note 4)	118	157
Accounts receivable	547	502
Spare parts, materials and supplies	237	211
Prepaid expenses	161	171
	2,695	1,711
Property and equipment (note 8)	3,696	1,700
Deferred charges (note 9)	167	2,340
Goodwill	-	510
Intangible assets (note 10)	2,691	164
Other assets (note 11)	137	485
	$ 9,386	$ 6,910
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 1,197	$ 1,508
Advance ticket sales and loyalty program deferred revenues	1,076	721
Current portion of long-term debt and capital lease obligations (note 12)	218	173
	2,491	2,402
Long-term debt and capital lease obligations (note 12)	2, 328	332
Convertible preferred shares (note 19)	132	-
Future income taxes (note 14)	243	11
Pension and other benefit liabilities (note 15)	2,344	964
Other long-term liabilities (note 16)	1,645	1,216
Deferred credits (note 17)	-	827
	9,183	5,752
Liabilities subject to compromise (note 13)	-	5,313
	9,183	11,065
Commitments (note 22) and Contingencies, Guarantees and Indemnities (note 24)		
SHAREHOLDERS' EQUITY		
Share capital and other equity (note 19)	187	967
Contributed surplus	1	25
Retained earnings (deficit)	15	(5,147)
	203	(4,155)
	$ 9,386	$ 6,910

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors:

Robert A. Milton
Chairman, President and Chief Executive Officer

David I. Richardson
Chairman of the Audit, Finance and Risk Committee

ACE Aviation Holdings Inc.
Consolidated Statement of Cash Flow

(in millions of Canadian dollars)	Successor Company Period ended December 31 2004	Predecessor Company - Air Canada Nine Months ended September 30 2004	Predecessor Company - Air Canada Twelve Months ended December 31 2003
Cash flows from (used for)			
Operating			
Income (loss) for the period	$ 15	$ (895)	$ (1,867)
Adjustments to reconcile to net cash provided by operations			
Reorganization and restructuring items (note 6)	-	786	986
Depreciation, amortization and obsolescence	85	312	366
Loss on sale of and provisions on assets (note 8)	-	75	168
Foreign exchange	(98)	(106)	(137)
Future income taxes	11	(5)	(19)
Employee future benefit funding less than expense	(52)	98	204
Decrease (increase) in accounts receivable	269	(191)	183
Decrease (increase) in spare parts, materials and supplies	(30)	-	55
Increase (decrease) in accounts payable and accrued liabilities	(256)	34	50
Increase (decrease) in advance ticket sales, net of restricted cash	(103)	196	(71)
Aircraft lease payments (in excess of) less than rent expense	(14)	(31)	363
Other	61	87	(142)
Cash flows from (used for) operating activities before under noted items	(112)	360	139
Settlement of lease obligations (note 2)	(290)	-	-
Rebate on lease settlement	33	-	-
Payment of restructuring obligation (note 2)	(45)	-	-
Fees conditional on emergence	(12)	-	-
	(426)	**360**	**139**
Financing			
GE DIP financing	(300)	300	-
Drawdown of Exit Financing	527	-	-
Aircraft related borrowings	-	233	-
Credit facility borrowings	-	80	315
Reduction of long-term debt and capital lease obligations	(67)	(358)	(240)
Preferred shares issued to Cerberus for cash	238	-	-
Shares issued for cash under Rights Offering	852	-	-
Issue of share capital (note 19)	1	-	-
DIP financing fees	-	-	(62)
Other	-	(2)	9
	1,251	**253**	**22**
Investing			
Additions to property and equipment	(129)	(328)	(96)
Proceeds from sale of assets	-	2	45
Investments and advances	-	-	2
Cash collaterization of lines of credit (note 2)	(21)	-	-
	(150)	**(326)**	**(49)**
Increase (decrease) in cash and cash equivalents	675	287	112
Cash and cash equivalents, beginning of period	-	670	558
Cash and cash equivalents transferred to the Successor Company	957	(957)	-
Cash and cash equivalents, end of period	$ 1,632	$ -	$ 670

1. NATURE OF OPERATIONS

ACE Aviation Holdings Inc. ("ACE") was incorporated on June 29, 2004 for the purpose of becoming the parent company of Air Canada and its subsidiaries upon the implementation of the consolidated plan of reorganization, compromise and arrangement ("the Plan") as further described in note 2. From the date of incorporation until the implementation of the plan, ACE did not issue any equity securities, acquire any assets, assume any liabilities of Air Canada, did not carry on any operations or have cash flows.

In accordance with the implementation of the Plan involving Air Canada, as the predecessor company, and certain subsidiaries, pursuant to the provisions of the Companies' Creditors Arrangement Act (Canada) ("CCAA"), on September 30, 2004, ACE became the successor and parent holding company of the reorganized Air Canada and its subsidiaries. Reference to "Corporation" in these consolidated financial statements and notes thereto refers to, as the context may require, ACE and its subsidiaries collectively, ACE and one or more of its subsidiaries, one or more of ACE's subsidiaries, or ACE itself. As part of the Plan, in addition to Aeroplan Limited Partnership ("Aeroplan"), Jazz Air Inc. ("Jazz"), Destina.ca Inc. ("Destina") and Touram Inc. ("Air Canada Vacations"), which were already established as separate legal entities, Air Canada Technical Services ("ACTS"), Air Canada Cargo, Air Canada Groundhandling and AC Online were established as stand-alone limited partnerships under ACE. In addition, Jazz was reorganized into Jazz Limited Partnership.

The Corporation's businesses on a consolidated basis are operated through four reporting segments which include:

TRANSPORTATION SERVICES

Transportation services includes the Corporation's principal passenger and cargo transportation services covering Air Canada and related ancillary services, and effective September 30, 2004, the Corporation records the transportation revenues earned on Jazz operations and the fees related to Jazz operations as provided for under a capacity purchase agreement.

Air Canada is Canada's largest domestic and international full-service airline and the largest provider of scheduled passenger services in the domestic market, the Canada-U.S. market as well as Canada-International markets. Through Air Canada's global route network, virtually every major market throughout the world is served either directly or through the Star Alliance which is the world's largest airline network.

Destina and AC Online manage Air Canada's commercial web sites in addition to operating an online travel site offering customers both air and non-air products.

Air Canada Vacations is a major Canadian tour operator providing vacation packages.

Air Canada and Air Canada Cargo provide air cargo services on domestic, transborder and international flights. Air Canada Cargo is a major domestic air cargo carrier and manages the entire cargo capacity on aircraft operated by Air Canada and Jazz on domestic and transborder routes. Air Canada continues to offer cargo services on its international passenger flights.

Air Canada Groundhandling provides passenger handling services to Air Canada, Jazz and other airlines with a primary focus on Canadian stations. Services covered include "above and below the wing" passenger and baggage handling services and ancillary services such as de-icing, ground support, and equipment maintenance.

LOYALTY PROGRAM

Aeroplan is a premier loyalty program which offers miles accumulation and redemption as an incentive to the Corporation's and other partners' customers. Accumulated mileage may be redeemed for travel rewards or for goods and services from non-airline partners.

TECHNICAL SERVICES

ACTS provides technical services and competes on a global basis as an aircraft maintenance, repair and overhaul service provider.

REGIONAL OPERATIONS

Jazz is responsible for regional operations and provides service throughout Canada and to certain destinations in the United States under a capacity purchase agreement between Air Canada and Jazz that came into effect September 30, 2004. Under the capacity purchase agreement, Jazz focuses on the operations and customer service and Air Canada is responsible for scheduling, marketing, pricing and related commercial activities of the regional operations. Under this agreement, Jazz records revenues from Air Canada based upon fees relating to flight operations performed, passengers carried and other items covered by the agreement. These inter-company transactions are eliminated in the consolidated financial statements.

Financial information on ACE operating segments is outlined in Note 21, Segment Information.

2. THE PLAN AND OTHER RESTRUCTURING ARRANGEMENTS

THE PLAN

On April 1, 2003, Air Canada obtained an order from the Ontario Superior Court of Justice (the "Court") providing creditor protection under CCAA. On April 1, 2003, Air Canada, through its Court-appointed Monitor, also made a concurrent petition for recognition and ancillary relief under Section 304 of the U.S. Bankruptcy Code. The CCAA and U.S. proceedings covered Air Canada and the following of its wholly-owned subsidiaries: Jazz Air Inc., ZIP Air Inc., 3838722 Canada Inc., Air Canada Capital Ltd., Manoir International Finance Inc., Simco Leasing Ltd., and Wingco Leasing Inc. (collectively, the "Applicants"). Aeroplan, Air Canada Vacations, Maple Leaf Holdings USA Inc. and Destina were not included in the filings. During the proceedings, the Applicants continued to operate under Court protection.

On August 17, 2004, the creditors approved the Plan and on August 23, 2004, the Plan was confirmed pursuant to an order of the Court. The Plan was implemented through a series of steps which were completed on September 30, 2004 (except as to the winding up of Zip which occurred on October 1, 2004). Accordingly, on September 30, 2004, the Applicants emerged from CCAA and ACE became the parent company of Air Canada and its subsidiaries.

The confirmed Plan provided for the following:

- A corporate reorganization of Air Canada and its subsidiaries into separate business units resulting in the following operating subsidiaries of ACE: Air Canada, Aeroplan, Jazz, Destina, Air Canada Vacations, ACTS, Air Canada Cargo, Air Canada Groundhandling and AC Online.

- The affected unsecured creditors' claims were settled, compromised and released in exchange for 46,250,000 shares in ACE and rights to acquire further shares pursuant to a rights offering (the "Rights Offering"). Additional information on the share capital of ACE is described in Note 19. In accordance with the Plan, 5,188,985 shares are being held in escrow pending resolution of disputed unsecured claims. Once claims are resolved, the disbursing agent will distribute the shares in accordance with the provisions of the Plan. None of these shares held in escrow will return to ACE or any of its subsidiaries.

- All issued and outstanding options of Air Canada, including the conversion feature in the convertible subordinated debentures, and warrants were cancelled without payment or consideration.

- Holders of Air Canada's Class A non-voting common shares received a nominal number of ACE Class A Variable Voting Shares and holders of Air Canada's common shares received a nominal number of ACE Class B Voting Shares representing approximately 0.01% of the fully diluted equity of ACE. In total, 10,104 shares were issued to the holders of Air Canada's common shares.

- Air Canada's Class A Convertible Participating Non-Voting Convertible Preferred Shares (Series 1) were converted into Air Canada Redeemable Shares which were redeemed for an aggregate consideration of one dollar.

- A comprehensive release in favour of the Applicants of all claims of Affected Unsecured Creditors based upon any matters up until September 30, 2004 other than certain categories of excluded claims (including affirmed contracts and claims arising from the supply of goods and services after the date of filing) as specified in the Plan and Sanction Order.

GLOBAL RESTRUCTURING AGREEMENT

All transactions contemplated by the Global Restructuring Agreement ("GRA") with General Electric Capital Corporation and its affiliates ("GECC") became effective on September 30, 2004.

Under the GRA, leases related to 106 operating, parked and undelivered aircraft were restructured resulting in a reduction of lease rates for 47 aircraft, termination of obligations for 20 parked aircraft, the cancellation of four future aircraft lease commitments and the restructuring of the overall obligations with respect to six aircraft.

Prior to filing for CCAA on April 1, 2003, the Predecessor Company had payment and purchase obligations in respect of two B747 aircraft with GECC. As a condition of the GRA, on September 30, 2004, Air Canada acquired these two aircraft, with a fair market value of $63, from GECC for an aggregate amount of $353. GECC provided financing in the amount of US$50, of which US$25 was repaid during the three months ended December 31, 2004 upon the sale of one of the aircraft. Terms and conditions of this loan are set out in note 12. The difference of $290 was paid to GECC on September 30, 2004, under the terms of the GRA. This one-time payment of $290 has been classified as a cash flow used for the operating activities of ACE.

GECC provided ACE with an Exit Facility in the amount of $540 before fees of $13. The terms and conditions of this Exit Facility are set out in note 12. Cash proceeds received under the Exit Facility have been reduced by the amount drawn under the DIP Loan Agreement as at September 30, 2004 of $300. In addition, ACE provided cash collateralization of certain outstanding letters of credit totaling $21. This amount is recorded under other assets. The Corporation further paid an amount of $45 to GECC related to restructuring certain obligations with GECC. An amount of $37 has been allocated to certain ongoing lease arrangements and $8 to standby financing with GECC in the Successor Company. As a result of this payment, the warrants as outlined in the GRA were not issued.

RIGHTS OFFERING AND STANDBY PURCHASE AGREEMENT

As part of the Plan, the affected unsecured creditors were entitled to subscribe for up to 42,500,000 ACE Class B Voting Shares and/or ACE Class A Variable Voting Shares or approximately 42.06% of the Fully Diluted Equity of ACE as of September 30, 2004 pursuant to the Rights Offering. In accordance with a Standby Purchase Agreement (the "Standby Purchase Agreement") entered into with Deutsche Bank Securities Inc. ("DB"), ACE completed the issuance of 42,500,000 shares under its rights offering for proceeds of $865 before fees of $13. DB and its participants acquired, as standby purchasers, 9,829,339 Class A Variable Voting Shares relating to unexercised rights.

INVESTMENT AGREEMENT

In accordance with an investment agreement (the "Investment Agreement") with Cerberus ACE Investment, LLC and Promontoria Holding III B.V., affiliates of Cerberus Capital Management L.P. (collectively, "Cerberus"), ACE issued 12,500,000 Convertible Preferred Shares for an aggregate consideration of $250 before expenses of $12. See note 19 for further details related to the Convertible Preferred Shares.

PENSION PLAN ARRANGEMENTS

On September 30, 2004, with the agreement of the Office of the Superintendent of Financial Institutions, Air Canada issued a series of subordinated security promissory notes in the aggregate amount of approximately $347 in favour of its pension plan sponsors. See note 15 for further details on these notes.

3. BASIS OF PRESENTATION

In accordance with Section 1625 of the CICA Handbook, Comprehensive Revaluation of Assets and Liabilities ("CICA 1625"), ACE adopted fresh start reporting on September 30, 2004. References to "Predecessor Company" in these consolidated financial statements and notes thereto refer to Air Canada and its subsidiaries prior to September 30, 2004. References to "Successor Company" refer to ACE and its subsidiaries on and after June 29, 2004. In accordance with CICA 1625, prior period financial information has not been restated to reflect the impact of the fair value adjustments, and accordingly certain amounts in the Predecessor Company are not directly comparable. See note 5 for information related to fresh start reporting.

The consolidated balance sheet as of December 31, 2004 includes the accounts of the Successor Company. The consolidated balance sheet as of December 31, 2003 includes the accounts of the Predecessor Company. The consolidated statement of operations for the period from incorporation of ACE to December 31, 2004 reflects the operations of the Successor Company; the nine months ended September 30, 2004 and the year ended 2003 reflect the results of operations of the Predecessor Company. The consolidated statement of cash flow for the period from incorporation of ACE to December 31, 2004 reflects the cash flows of the Successor Company. The nine months ended September 30, 2004 and the year ended 2003 reflect the cash flows of the Predecessor Company.

For the period from April 1, 2003 through to September 30, 2004, while Air Canada and certain of its subsidiaries operated under CCAA proceedings, the Predecessor Company followed accounting policies, including disclosures, applicable to entities under creditor protection. In addition to generally accepted accounting principles applicable in Canada, the Predecessor Company applied the guidance in American Institute of Certified Public Accountant Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SoP 90-7). Accordingly, revenues, expenses (including professional fees), realized gains and losses and provisions for losses directly associated with the reorganization and restructuring of the business were reported separately as reorganization items. In addition, the consolidated balance sheet of the Predecessor Company distinguished between liabilities subject to compromise and post-filing liabilities. Liabilities subject to compromise were reported at the amounts expected to be allowed, even if they were settled for lesser amounts.

For the period April 1, 2003 to September 30, 2004, interest expense on compromised liabilities was reported only to the extent that it would be paid under the Plan or that it was probable that it would be an allowed claim. The consolidated statement of financial position of the Predecessor Company distinguishes pre-filing liabilities subject to compromise from both those pre-filing liabilities that are not subject to compromise together with post-filing liabilities. Cash flows related to reorganization items have been disclosed separately in the consolidated statement of cash flows. Consolidated financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings include disclosure of condensed combined financial statements of the entities in reorganization proceedings, including disclosure of the amount of intercompany receivables and payables therein between Applicants and non-Applicants. This information is presented in note 7.

4. ACCOUNTING POLICIES

The financial statements of the Successor and Predecessor Companies are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). The accounting policies of ACE are consistent with those of the Predecessor Company, with the exception of the fair value adjustments applied under fresh start reporting and certain accounting policies as outlined below.

The consolidated financial statements of the Predecessor Company were prepared in accordance with Canadian GAAP on a going concern basis, which assumed that the Predecessor Company would be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future, with no adjustments made in the carrying amounts of the assets, liabilities, revenues and expenses.

A) BASIS OF VALUATION

With the application of fresh start reporting on September 30, 2004 by the Successor Company, all assets and liabilities, except for future income taxes, were reported at fair values as further described in note 5. Goodwill is not recorded under GAAP applicable to fresh start reporting. In addition, the estimated useful lives of certain assets were also adjusted, including buildings where useful lives were extended to periods not exceeding 50 years.

B) GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

CICA 1100, Generally Accepted Accounting Principles became effective January 1, 2004. CICA 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles as well as describes what constitutes GAAP and its sources. This Section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. There have been no changes in accounting policies as a result of the adoption of CICA 1100.

C) PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Predecessor Company and Successor Company. All intercompany balances and transactions are eliminated.

D) USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

E) AIR TRANSPORTATION REVENUES

Airline passenger and cargo advance sales are deferred and included in current liabilities. Passenger and cargo revenues are recognized when the transportation is provided. The Corporation has formed alliances with other airlines encompassing loyalty program participation, code sharing and coordination of services including reservations, baggage handling and flight schedules. Revenues are allocated based upon formulas specified in the agreements and are recognized as transportation is provided. As described further under Loyalty Program, beginning September 30, 2004, the estimated fair value of Aeroplan Miles earned through qualifying air travel is deferred at the time the qualifying air travel is provided. Deferred revenues from the issue of Miles to customers, including Miles sold to loyalty program partners are recorded as passenger revenues at the time the Miles are redeemed for air travel. Redemptions for non-passenger services are included in other revenues.

The Corporation performs regular evaluations on the deferred revenue liability which may result in adjustments being recognized as revenue. Due to the complex pricing structures; the complex nature of interline and other commercial agreements used throughout the industry; historical experience over a period of many years; and other factors including refunds, exchanges and unused tickets, certain relatively small amounts are recognized as revenue based on estimates. Events and circumstances may result in actual results that are different from estimates, however these differences have historically not been material.

F) EMPLOYEE FUTURE BENEFITS

As a result of the application of fresh start reporting, pension and other future benefit obligations were adjusted to reflect the estimated net accrued benefit obligation at September 30, 2004. Thus, all unrecognized net actuarial losses, prior service costs, and net transition obligations of the Predecessor Company were eliminated.

The significant policies related to employee future benefits are as follows:

- The cost of pensions and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service, market interest rates, and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.
- A market-related value method is used to value plan assets for the purpose of calculating the expected return on plan assets. Under the selected method, the differences between investment returns during a given year and the expected investment returns are amortized on a straight line basis over 4 years.
- Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. This period does not exceed the average remaining service period of such employees up to the full eligibility date.
- Cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or market-related value of plan assets at the beginning of the year are amortized over the remaining service period of active employees.

G) PROPERTY AND EQUIPMENT

Property and equipment is originally recorded at cost. Property under capital leases and the related obligation for future lease payments are initially recorded at an amount equal to the lesser of fair value of the property or equipment and the present value of those lease payments. On the application of fresh start accounting effective September 30, 2004, the cost of property and equipment was adjusted to fair value in the Successor Company. In addition, the estimated useful lives of certain assets were also adjusted, including buildings where useful lives were extended to periods not exceeding 50 years.

Property and equipment, including property under capital lease, are depreciated to estimated residual values based on the straight-line method over their estimated service lives. Mainline aircraft and flight equipment are depreciated over 20 to 25 years, with 10 to 15% estimated residual values. Regional aircraft and flight equipment are depreciated over 20 to 30 years, with 20% estimated residual values. Aircraft reconfiguration costs are amortized over 3 years. Betterments to owned aircraft are capitalized and amortized over the remaining service life of the aircraft. Betterments to aircraft on operating leases are amortized over the term of the lease.

Buildings are depreciated over their useful lives not exceeding 50 years on a straight line basis (30 years in the Predecessor Company). An exception to this is where the useful life of the building is greater than the term of the land lease. In these circumstances, the building is depreciated over the life of the lease. Leasehold improvements are amortized over the lesser of the lease term or 5 years. Ground equipment is depreciated over 3 to 25 years (5 to 25 years in the Predecessor Company). Computer equipment is depreciated over 3 years (5 years in the Predecessor Company).

H) LOYALTY PROGRAM

As a result of the application of fresh start reporting, the outstanding loyalty program mileage credits ("Miles") were adjusted to reflect the estimated fair value of Miles to be redeemed in the future. As a consequence of this fair value adjustment and the evolving nature of the Aeroplan loyalty program, the Successor Company changed the accounting policy as of September 30, 2004 for the recognition of its obligations relating to the loyalty program. The Predecessor Company recognized the obligation related to Miles earned through transportation services based on the incremental cost of providing future transportation services. On a prospective basis from the date of fresh start reporting, Miles earned by members through transportation services provided by the Corporation and the transportation services are treated as multiple elements. Miles are recorded at fair values with the residual allocated to transportation services. Consistent with the accounting policy of the Predecessor Company, the proceeds from the sale of Miles to loyalty program partners are deferred.

Revenues from Miles issued to members are recognized at the time the Miles are redeemed except for breakage as noted below. Effective September 30, 2004, Miles redeemed for travel on Air Canada and Jazz are included in passenger revenue and Miles redeemed for other than travel are included in Other revenues. Under the previous accounting policy in the Predecessor Company, Aeroplan redemption revenues from Miles earned by members through loyalty program partners were included in Other revenues. These revenues amounted to $173 for the nine months ended September 30, 2004 ($177 for the twelve months ended December 31, 2003). Based on historical experience and current program policies the Successor Company estimates the percentage of Miles that may never be redeemed, defined as breakage. The amount allocated to breakage is recognized on a straight line basis over a period of 30 months in Other revenues. The Corporation performs regular evaluations on the breakage estimate which may result in certain adjustments.

The current portion of loyalty program deferred revenues of $497 ($192 at December 31, 2003 as recorded under the previous accounting policy) are reported in Advance ticket sales and loyalty program deferred revenues. The determination of the current portion is based on Management's estimate as to the portion of the liabilities that will be redeemed in the next twelve months. The remainder of the liabilities is carried in Other long-term liabilities.

I) INCOME TAXES

The Corporation utilizes the liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not. The benefit of future income tax assets that exist at fresh start, and for which a valuation allowance is recorded against, will be recognized first to reduce to nil any remaining intangible assets (on a pro-rata basis) that were recorded upon fresh start reporting with any remaining amount as a credit to shareholders' equity. The benefit of future income tax assets that arise after fresh start will be recognized in the income statement.

J) IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are tested for impairment whenever the circumstances indicate that the carrying value may not be recoverable. When events or circumstances indicate that the carrying amount of long-lived assets are not recoverable, the long-lived assets are tested for impairment by comparing the estimate of future expected cash flows to the carrying amount of the assets or groups of assets. If the carrying value is not recoverable from future expected cash flows, any loss is measured as the amount by which the asset's carrying value exceeds fair value. Recoverability is assessed relative to undiscounted cash flows from the direct use and disposition of the asset or group of assets.

Indefinite lived assets are also subject to annual impairment tests under GAAP. On the application of fresh start reporting, intangible assets have been reported at their estimated fair value. Any impairment would be recognized as an expense in the period of impairment.

Effective January 1, 2004, the Predecessor Company adopted the CICA accounting standard on impairment of long-lived assets which includes assets with a finite life. The Predecessor Company did not record any impairment loss as a direct result of the transition to the new standard.

K) FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Accounting Guideline 13 – Hedging Relationships (AcG 13) was adopted on January 1, 2004. The new guideline outlines criteria related to the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting; and the discontinuance of hedge accounting.

Concurrent with the adoption of AcG 13, Emerging Issues Committee ("EIC") Abstract 128 – Accounting for Trading, Speculative, or Non-Hedging Derivative Financial Instruments was also adopted. For derivative financial instruments that do not qualify for hedge accounting or are entered into for trading or speculative purposes, EIC 128 requires that these derivative financial instruments be measured at fair value, with changes in fair value recognized currently in income. Under the Corporation's risk management policy, derivative financial instruments are used only for risk management purposes, not for generating trading profits. To the extent that a derivative financial instrument does not qualify for hedge accounting or to the extent of hedge ineffectiveness, changes in the fair value of derivative financial instruments are recorded in non-operating income (expense).

As a result of the CCAA filing, the majority of outstanding derivative contracts were terminated. Currency swaps for five Canadair Regional Jet operating leases with lease terminations in 2007 and for three Airbus A330 operating leases were in effect as of January 1, 2004. These currency swaps, with unrelated creditworthy third parties, were put in place on the inception of the leases and, after review in accordance with AcG 13, Management elected not to apply hedge accounting with respect to these swaps. As a result, the fair value of these swaps of $12 was recorded as at January 1, 2004, in other assets with the offset being a deferred credit, which is amortized over the remaining term of the related aircraft leases. During the quarter ended September 30, 2004, the swaps for three Airbus A330 operating leases were terminated, resulting in a gain of $2 recorded in reorganization and restructuring items of the Predecessor Company. During the nine months ended September 30, 2004, a loss of $5 was recorded in other non-operating income (expense) representing the amortization of the opening deferred credit and the change in the fair value of the remaining swaps. As a result of the application of fresh start reporting, the deferred credit has been eliminated. During the period ended December 31, 2004, ACE recorded a loss of $2 in non-operating income (expense) related to these swaps.

L) FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the consolidated statement of financial position. Net gains of $81 are included in income in the Successor Company for the period ended December 31, 2004, of which a loss of $17 is included in Other non-operating expenses. Gains of $190 are included in income in the Predecessor Company for the nine months ended September 30, 2004, of which $84 is included in Reorganization and restructuring items (2003 $311, of which a loss of $9 is included in other non operating expenses and a gain of $183 is included in Reorganization and restructuring items). Non-monetary assets, non-monetary liabilities, revenues and expenses arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.

M) CASH AND CASH EQUIVALENTS

Cash includes short-term investments of $1,557 (2003 $458). Short-term investments, comprised of bankers acceptances, bankers discount notes, and commercial paper may be liquidated promptly and have maturities of less than ninety days at the date of purchase. The weighted average interest rate on short-term investments as at December 31, 2004 is 2.6% (2003 2.9%).

N) RESTRICTED CASH

As at December 31, 2004, the Corporation has recorded $118 (2003 $157) in restricted cash, under current assets, representing funds held in trust by Air Canada Vacations in accordance with regulatory requirements governing advance ticket sales, recorded under current liabilities, for certain travel related activities. In addition, the Corporation has $32 (2003 $32) placed in a Directors' and Officers' Trust for the use of the Directors and Officers under certain circumstances which have been recorded in other assets (note 11).

O) SPARE PARTS, MATERIALS AND SUPPLIES

Spare parts, materials and supplies are valued at the lower of average cost and net realizable value. A provision for the obsolescence of flight equipment spare parts is accumulated over the estimated service lives of the related flight equipment to a 30% residual value. Upon the application of fresh start accounting effective September 30, 2004, cost was adjusted to replacement cost in the Successor Company.

P) NON -TRANSPORTATION REVENUES

Non-transportation revenue includes certain loyalty program revenues, as described in note 4h, as well as revenues from technical services maintenance and other airline related services. The Predecessor Company recorded all loyalty program revenues under non-transportation revenues prior to September 30, 2004.

Maintenance revenues are recognized in other revenues as services are performed. Certain maintenance contracts are referred to as power by the hour whereby the customer makes payments based on their aircraft utilization. Customer receipts under a power by the hour contract are deferred in current liabilities and recognized as revenues as maintenance services are performed.

Other airline related service revenues are recognized as services are provided.

Q) MAINTENANCE AND REPAIRS

Maintenance and repair costs are charged to operating expenses as incurred, with the exception of maintenance and repair costs related to return conditions on short-term aircraft leases, which are accrued over the term of the lease.

R) OTHER OPERATING EXPENSES

Included in other operating expenses are expenses related to building rent and maintenance, terminal handling, professional fees and services, crew meals and hotels, advertising and promotion, insurance costs, credit card fees, Aeroplan redemptions and other expenses. Expenses are recognized as incurred.

S) INTEREST CAPITALIZED

Interest on funds used to finance the acquisition of new flight equipment and other property and equipment is capitalized for periods preceding the dates the assets are available for service.

T) STOCK-BASED COMPENSATION PLANS

The Corporation has a stock option plan as described in note 18. The fair value of stock options granted is recognized as a charge to salary and wage expense on a straight line basis over the applicable vesting period, with an offset to contributed surplus. The amount of compensation cost recognized at any date at least equals the value of the vested portion of the options at that date. When stock options are exercised, the consideration paid by employees, together with the amount in contributed surplus, is credited to share capital.

U) EMPLOYEE PROFIT SHARING PLAN

The Corporation has implemented an employee profit sharing plan which is calculated annually on full calendar year results and recorded in interim periods as a charge to salary and wage expense based on the estimated annual payment under the plan.

V) INTANGIBLE ASSETS

As a result of the application of fresh start reporting, intangible assets were recorded at their estimated fair values at September 30, 2004. Indefinite life assets are not amortized while assets with finite lives are amortized to nil over their estimated useful lives.

	Estimated Useful Life
International route rights and slots	Indefinite
Air Canada trade name	Indefinite
Aeroplan trade name	Indefinite
Other marketing based trade names	Indefinite
Aeroplan contracts	25 years
Star Alliance membership	25 years
Other contract and customer based intangible assets	10 to 15 years
Technology based intangible assets	1 to 25 years

W) DEFERRED FINANCING COSTS

Deferred financing costs are amortized on an effective interest basis over the term of the related obligation.

X) AIRCRAFT LEASE PAYMENTS IN EXCESS OF OR LESS THAN RENT EXPENSE

Total aircraft operating lease rentals over the lease term are amortized to operating expense on a straight-line basis. Included in deferred charges and long-term liabilities is the difference between the straight line aircraft rent expense and the payments as stipulated under the lease agreement. As a result of the application of fresh start reporting, these deferred charges and amounts in other long-term liabilities were valued at nil, with the exception of the fair value of shares issued to lessors as a result of the claim on renegotiated lease agreements and the allocation of lease damages paid to GECC as described in Note 2 which is included in deferred charges.

For leases entered into prior to October 1999, the Predecessor Company accrued for any expected deficiency under a residual value guarantee if it was probable the Predecessor Company would have to make a payment based on the Corporation's expected use of the aircraft taking into consideration its ability to exercise any purchase or renewal options. On a prospective basis, regardless of when the lease was entered into, the Successor Company accrues for any expected deficiency under a residual value guarantee, regardless of whether the Corporation expects to exercise any purchase or renewal options. When there is an expected deficiency, the Corporation accrues the deficiency over the remaining lease term. Any accruals for residual value guarantees are included in other long-term liabilities.

Y) CAPACITY PURCHASE AGREEMENTS

The Corporation has capacity purchase agreements with certain unaffiliated regional carriers, which are referred to as Tier III carriers, operating aircraft of 18 seats or less. Under these agreements, the Corporation is responsible for the marketing, ticketing and commercial arrangements relating to these flights and records the earned revenues in passenger revenue. During the quarter ended December 31, 2004, passenger revenues under capacity purchase agreements with Tier III carriers amounted to $16 in the Successor Company and $46 in the Predecessor Company for the nine months ended September 30, 2004 ($58 for the year ended December 31, 2003). Operating expenses are recorded primarily in the aircraft fuel, airport and navigation fees and other operating expense categories.

Z) FUTURE ACCOUNTING STANDARD CHANGES

The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years:

Consolidation of Variable Interest Entities

Accounting Guideline 15 – Consolidation of Variable Interest Entities (AcG 15) is effective for periods beginning on or after November 1, 2004; as a result, ACE will be adopting this standard effective January 1, 2005. AcG 15 relates to the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG 15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a "variable interest entity") in its consolidated financial statements.

Air Canada has entered into aircraft and engine lease transactions with several special purpose entities, referred to as variable interest entities under AcG 15. On adoption of AcG 15 the Corporation anticipates consolidating leasing entities covering 51 aircraft and 22 engines accounted for as operating leases under Canadian GAAP as at December 31, 2004. In addition, the Corporation participates in fuel facilities arrangement, along with other airlines that contract for fuel services at various airports. The Fuel Facilities Corporations operate on a cost recovery basis. Under AcG 15, the Corporation anticipates consolidating those Fuel Facilities Corporations where the Corporation uses more than 50% of the services of the Fuel Facilities Corporation.

A summary of the anticipated impact on the consolidated balance sheet of ACE of consolidating the variable interest entities as noted as at January 1, 2005 is as follows:

	Aircraft and engines	Fuel Facilities	Total
Property and equipment	$ 1,304	$ 113	$ 1,417
Deposits and other assets, net	57	-	57
Current portion - Long-term debt	77	-	77
Long-term debt	1,179	51	1,230
Minority interest	170	8	178
Other liabilities, net	(158)	2	(156)
	1,268	61	1,329
Credit to retained earnings	**$ 93**	**$ 52**	**$ 145**

Financial Instruments and Hedges

The Accounting Standards Board has issued three new standards dealing with financial instruments: (i) Financial Instruments – Recognition and Measurement (ii) Hedges and (iii) Comprehensive Income. The key principles under these standards are all financial instruments, including derivatives, are to be included on a company's balance sheet and measured, either at their fair values or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. Financial instruments intended to be held-to-maturity should be measured at amortized cost. Existing requirements for hedge accounting are extended to specify how hedge accounting should be performed. Also, a new location for recognizing certain gains and losses – other comprehensive income – has been introduced. This provides an ability for certain gains and losses arising from changes in fair value to be temporarily recorded outside the income statement but in a transparent manner. The new standards are effective for the Corporation beginning January 1, 2007 and are applied prospectively. As the Corporation has financial instruments, implementation planning will be necessary to review the new standards to determine the consequences for the Corporation.

5. FRESH START REPORTING

ACE applied fresh start reporting on September 30, 2004. As a result, all consolidated assets and liabilities of the Successor Company have been reported at fair values, except for future income taxes which are reported in accordance with the requirements of Section 3465 of the CICA Handbook, Income Taxes. As a result of the implementation of the Plan and the application of fresh start reporting, a revaluation adjustment of $3,342 has been recorded as a credit to the Predecessor's Shareholders' Equity and the deficit and contributed surplus of Air Canada as at September 30, 2004 has been reclassified to the Predecessor's Shareholders' Equity. The resulting deficit of $2,700, net of contributed surplus of $175 was reclassified to the Predecessor's share capital and other equity. The fair values of the consolidated assets and liabilities of the Successor Company have been based on Management's best estimates and on valuation techniques as of September 30, 2004. As the result of the application of fresh start accounting (whereby the liabilities of the Corporation exceed the total assets of the Corporation excluding any implied goodwill) and the financing transactions that occurred on September 30, 2004, the Successor's Shareholders' Equity is $186. Fresh start values reported in Note 5 to the unaudited Interim Third Quarter 2004 Consolidated Financial Statements were preliminary estimates; valuations have now been finalized and are reflected in these statements. The impact of changes since the unaudited Third Quarter 2004 Consolidated Financial Statements is an increase to assets of $876 and an increase to liabilities of $79, resulting in an increase to Shareholders' Equity of $797.

	Air Canada Predecessor Company - September 30, 2004	Plan of Arrangement (a)	Fresh Start Reporting (f)	Equity and Other Financing Transactions	ACE Successor Company - September 30, 2004
ASSETS					
Current Assets					
Cash and cash equivalents	$ 957	$ -	$ -	$ 227 (b)	$ 1,939
				852 (c)	
				238 (d)	
				(335) (e)	
Restricted cash	62	-	-	-	62
Accounts receivable	723	-	-	-	723
Spare parts, materials and supplies	190	-	11	-	201
Prepaid expenses	129	-	10	-	139
	2,061	-	21	982	3,064
Property and equipment	3,749	-	(149)	64	3,664
Deferred charges	3,175	-	(3,033)	19	161
Goodwill	510	-	(510)	-	-
Intangible assets	158	-	2,561	-	2,719
Other assets	443	-	(343)	-	100
TOTAL ASSETS	$ 10,096	$ -	$ (1,453)	$ 1,065	$ 9,708
LIABILITIES					
Liabilities not subject to compromise					
Current liabilities					
Accounts payable and accrued liabilities	$ 1,199	$ -	$ 112	$ -	$ 1,311
Advance ticket sales and loyalty program deferred revenues	861	-	268	-	1,129
Current portion of long-term debt and capital lease obligations	558	-	(319)	-	239
	2,618	-	61	-	2,679
Long-term debt and capital lease obligations	1,425	-	789	303	2,517
Convertible preferred shares	-			127	127
Future income taxes (h)	8	-	235	-	243
Pension and other benefit liabilities (g)	1,072		1,296		2,368
Other long-term liabilities	1,284	-	304		1,588
Deferred credits	758	-	(424)	(334)	-
	7,165	-	2,261	96	9,522
Liabilities subject to compromise (i)	7,981	(7,981)	-	-	-
	15,146	(7,981)	2,261	96	9,522
SHAREHOLDERS' EQUITY					
Share capital and other equity	967	925	(2,525)	852	186
		(125)		117	
		(25)	-		
Contributed surplus	25	150	(175)	-	-
Deficit	(6,042)	7,056	(1,014)	-	-
	(5,050)	7,981	(3,714)	969	186
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 10,096	$ -	$ (1,453)	$ 1,065	$ 9,708

The following legend describes the adjustments made to the Predecessor accounts resulting from the implementation of the Plan and consummation of the various agreements described in note 2:

a) Implementation of the Plan.

b) Implementation of the Exit Facility under the GRA.

c) Issuance of shares for cash under the Rights Offering and the Standby Purchase Agreement.

d) Issuance of Convertible Preferred Shares for cash under the Investment Agreement.

e) Implementation, under the GRA, of the purchase of two B747 aircraft with GECC and the payment of $45 to GECC related to restructuring certain obligations with GECC.

f) Comprehensive revaluation of assets and liabilities.

g) The effect of the issuance of the subordinated security promissory notes described in note 15 is also included within the fair value of the obligation for pension benefits as at September 30, 2004.

h) Future income taxes have been adjusted to reflect the tax effects of differences between the fair value of identifiable assets and liabilities and their estimated tax bases and the benefits of any unused tax losses and other deductions to the extent that these amounts are more likely than not to be realized. The resulting future income tax amounts have been measured based on the rates substantively enacted that are expected to apply when the temporary differences reverse or the unused tax losses and other deductions are realized. It has been assumed that certain intangibles with a fair value of approximately $1,431, with no underlying tax cost, have indefinite lives and accordingly, the associated future income tax liability of $243 is not expected to reverse until the intangible assets are disposed of or become amortizable.

i) Liabilities subject to compromise as accrued by the Applicants totaled $7,981. Differences from the minimum potential claims of $8,205 as reported by the Monitor arise primarily from the difference in foreign exchange rates as at April 1, 2003, the rates used in the claims resolution process, and the current rates as at September 30, 2004.

6. REORGANIZATION AND RESTRUCTURING ITEMS

Cash expenditures related to reorganization and restructuring items for the nine months ended September 30, 2004 amounted to $85 ($64 for the year ended December 31, 2003) and relate mainly to the payment of professional fees. The table below summarizes reorganization and restructuring charges recorded by the Predecessor Company.

	Nine Months Ended September 30, 2004	2003 (1)
Repudiated and renegotiated leases and contracts (a)	$ 529	$ 550
Labour related items (b)	279	195
Foreign exchange adjustments on compromised debt	(84)	(183)
Professional fees	158	57
Interest income on accumulated cash (c)	(17)	(14)
Residual value guarantees (d)	-	223
Other	6	222
Reorganization and restructuring items, net	**$ 871**	**$ 1,050**

(1) Since filing for creditor protection on April 1, 2003

a) Repudiated and renegotiated contracts, including aircraft lease agreements, represents the estimated allowable claim resulting from contracts that have been terminated and the amortization of deferred charges related to deficiency claims on renegotiated contracts.

b) Labour related items of $279 during the nine months ended September 30, 2004 include voluntary and involuntary severance programs accruals of $117 as well as $162 of amortization on the estimated compromised claim related to the Predecessor Company's employee groups. Labour related items of $195 recorded during the year ended December 31, 2003 are summarized as follows:

- A pension curtailment charge of $128 as a result of the Corporation's review of the impact of the reduction in the level of employees on the expected average remaining service life of the employees as part of the CCAA restructuring program on its pension liability and expense;
- An accrual related to accepted voluntary separation program ("VSP") offers of $44;
- An accrual of $80 for contractual termination benefits and the cost of involuntary separation payments;

- The reversal of previously accrued bonus payments of $32 that are no longer payable as a result of the ratified labour agreements; and
- A reduction of $20 to accrued vacation liabilities as a result of lower wage rates and reduced vacation entitlements, as well as a reduction of $5 related to other labour-related programs.

An involuntary severance program pertaining to the Predecessor and Successor Company's workforce reduction plan with respect to non-unionized employees was approved by Management in 2003. Implementation of the plan began in May 2003 and is expected to continue into 2005.

Implementation of the workforce reduction plan pertaining to the Predecessor Company's unionized employees commenced in the second quarter of 2003 as a result of agreed modifications to all collective agreements between employee unions and the Company. Further agreed modifications to all collective agreements were reached in July 2004. The modifications to certain collective agreements include VSP's. For those VSP's which will be offered to the members of the affected employee unions over the next several years, the estimated cost of the VSP is approximately an additional $69 and will be recorded as a liability and a salary and wage expense as the affected employees accept the offer.

Refer to Note 16 Other long-term liabilities for additional information on these and other labour related restructuring provisions.

c) Interest income earned by an entity under creditor protection, that it would not have earned but for the proceedings, should be reported as a reorganization and restructuring item. The interest income recorded in reorganization items is due mainly to the cash balances retained by the Predecessor Company as a result of the moratorium on aircraft lease payments and the stay on actions to collect pre-filing indebtedness, including trade payables.

d) As part of the restructuring, the Predecessor Company changed its previously planned use of certain B747-400 aircraft that are currently accounted for as operating leases entered into prior to October 1999. They were not expected to remain in active service beyond the end of 2004 and, as described in note 2 under "Global Restructuring Agreement", two of these aircraft have been acquired. As a result of the change in planned use, Management determined that there was a residual value guarantee deficiency of $223. This deficiency has been recorded as a charge to reorganization and restructuring items reflective of the diminished future use of the aircraft to the Corporation.

7. CONDENSED COMBINED FINANCIAL STATEMENTS

Consolidated financial statements of an entity under creditor protection that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings should include disclosure of condensed combined financial statements of the entities in reorganization proceedings, including disclosure of the amount of intercompany receivables and payables therein. The following are the condensed combined financial statements of the Applicants of the Predecessor Company as at and for the period ended September 30, 2004 and December 31, 2003. Included in current assets are intercompany receivables with non-Applicants of $142. Included in current liabilities are intercompany payables with non-Applicants of $628. Included in other assets are long-term receivables of $205 from non-Applicants. Included in the Statement of Operations for the nine months ended September 30, 2004 are intercompany revenues of $301 and expenses of $184 with non-Applicants.

The 2003 figures below relate only to the period since filing for CCAA on April 1, 2003.

Condensed Combined Statement of Operations

	Nine Months Ended	
	September 30 2004	December 31 2003
Operating revenues	$ 6,581	$ 5,929
Operating expenses	6,596	6,455
Operating loss before reorganization and restructuring items	(15)	(526)
Reorganization and restructuring items (note 6)	(871)	(1,050)
Net interest expense	(171)	(38)
Loss on sale of assets	(74)	(145)
Other non-operating income, including equity income of non-applicants	129	158
Loss before foreign exchange on non-compromised long-term monetary items and income taxes	(1,002)	(1,601)
Foreign exchange on non-compromised long-term monetary items	107	5
Loss before income taxes	(895)	(1,596)
Provision for income taxes	-	(1)
Loss for the period	**$ (895)**	**$ (1,597)**

Condensed Combined Statement of Financial Position

	September 30 2004	December 31 2003
ASSETS		
Current assets	$ 2,184	$ 1,489
Property and equipment	3,713	1,614
Deferred charges	3,175	2,346
Goodwill	510	510
Intangible assets	158	164
Other assets	1,127	1,256
	$ 10,867	$ 7,379
LIABILITIES		
Current liabilities	$ 3,132	$ 2,744
Long-term debt and capital lease obligations	1,425	332
Future income taxes	8	11
Pension and other benefit liabilities	1,072	964
Other long-term liabilities	514	298
Deferred credits	1,266	1,364
Liabilities subject to compromise	7,990	5,313
SHAREHOLDERS' DEFICIENCY	(4,540)	(3,647)
	$ 10,867	$ 7,379

Condensed Combined Statement of Cash Flow

	Nine Months Ended September 30 2004	December 31 2003
Net cash provided by operating activities	$ 320	$ 208
Financing		
Drawdown on GE DIP financing	300	-
Credit facility borrowings	80	315
Aircraft related borrowings	233	-
Reduction of long-term debt and capital lease obligations	(358)	(171)
DIP financing fees	-	(62)
Other	-	(6)
	255	**76**
Investing		
Additions to property and equipment	(320)	(36)
Investments and advances	-	(15)
Proceeds from sale of assets	1	35
	(319)	**(16)**
Increase (decrease) in cash and cash equivalents	256	268
Cash and cash equivalents, beginning of period	697	429
Cash and cash equivalents, end of period	**$ 953**	**$ 697**

8. PROPERTY AND EQUIPMENT

	Successor Company December 31, 2004	Predecessor Company December 31, 2003
Cost		
Flight equipment	$ 1,179	$ 2,021
Buildings and leasehold improvements	520	781
Ground equipment and other	176	477
Computer equipment	1	88
	1,876	**3,367**
Accumulated depreciation and amortization		
Flight equipment	18	1,243
Buildings and leasehold improvements	10	507
Ground equipment and other	5	297
Computer equipment	-	49
	33	**2,096**
	1,843	1,271
Capital leases, net of accumulated depreciation of $22 (2003 - $79) (a)	1,736	270
Purchase deposits	117	159
Property and equipment at net book value	**$ 3,696**	**$ 1,700**

In accordance with the application of fresh start reporting, the cost of property and equipment values was adjusted to estimated fair value at September 30, 2004 in the Successor Company.

a) As a result of renegotiated lease terms, 35 leases previously classified as operating leases have been converted to capital leases, three leases previously classified as capital leases have been converted to operating leases, three aircraft have been returned and one aircraft under capital lease has been purchased. Included in capital leases are 35 aircraft (2003-seven) with a cost of $1,684 (2003- cost of $245) less accumulated depreciation of $20 (2003- $60) for a net book value of $ 1,664 (2003- $185), computer equipment with a cost of $28 (2003- cost of $50) less accumulated depreciation of $2 (2003- $17) for a net book value of $ 26 (2003- $33) and facilities with a cost of $46 (2003- cost of $54) less accumulated depreciation of nil (2003- $2) for a net book value of $46 (2003- $52)

Interest capitalized for the period ended December 31, 2004 amounted to $2 using the Corporation's weighted average interest rate. No interest was capitalized during the nine months ended September 30, 2004 by the Predecessor Company. In 2003, interest was capitalized prior to April 1, 2003 in the Predecessor Company and amounted to $4 using an average interest rate of 8%.

During the period ended December 31, 2004, the Successor Company recorded depreciation expense of $65 and during the nine months ended September 30, 2004, the Predecessor Company recorded depreciation expense of $259 (2003 - $286).

During the nine months ended September 30, 2004, the Predecessor Company recorded provisions of $75 relating mainly to non-operating aircraft, including $18 for spare parts. The provisions reflect the excess of net book value over fair value.

During the year ended December 31, 2003, the Predecessor Company recorded net provisions of $168 mainly related to the write down of non-operating aircraft, other investments and included $37 for spare parts.

During the nine months ended September 30, 2004, the Predecessor Company received a refund of $13 from the federal government relating to costs incurred for upgrading cockpit security.

As at December 31, 2004, flight equipment included 16 DC-9's (2003 - 18), three B747-200's (2003 - three), eight B767-200's (2003 - seven), three B737 (2003 - three) and 27 F28 aircraft (2003 - 26) which are retired from active service with a net book value of $6 (2003 - $28) which approximates fair value.

As at December 31, 2004, one aircraft, with a net book value of $31 and an equivalent fair value, was held for sale. The sale was completed in January 2005.

9. DEFERRED CHARGES

	Successor Company December 31, 2004	Predecessor Company December 31, 2003
Aircraft lease payments in excess of rent expense (a)	$ 141	$ 1,791
Financing costs	26	67
Deficiency claims on renegotiated aircraft leases and contracts	-	448
Aircraft introduction costs	-	12
Other	-	22
Deferred charges	**$ 167**	**$ 2,340**

a) The deferred charge related to aircraft lease payments in excess of rent expense represents the fair value of shares issued to lessors as a result of the claim on renegotiated lease agreements and the allocation of lease damages paid to GECC, less the net amortization recorded. This deferred charge is amortized to Aircraft rent over the term of the lease agreements.

10. INTANGIBLE ASSETS

The fair value of the identifiable intangible assets of the Successor Company were based on valuation techniques for the purposes of financial reporting under the fresh start requirements as described in note 5.

	Successor Company December 31, 2004	Predecessor Company December 31, 2003 (a)
Indefinite life assets		
International route rights and slots	$ 688	$ 84
Air Canada trade name	628	-
Aeroplan trade name	135	-
Other marketing based trade names	131	-
	1,582	**84**
Finite life assets		
Aeroplan contracts	499	-
Star Alliance membership	246	-
Other contract and customer based	260	9
Technology based	121	414
	1,126	423
Accumulated amortization		
Aeroplan contracts	(3)	-
Star Alliance membership	(1)	-
Other contract and customer based	(7)	-
Technology based	(6)	(343)
	1,109	**80**
	$ 2,691	**$ 164**

a) Previously recorded in property and equipment and other asset categories before being reclassified to conform to the financial statement presentation adopted in the current period.

As a result of recognizing the benefit during the three months ended December 31, 2004 of future income tax assets that existed at fresh start, and for which a valuation allowance was recorded, intangible assets were reduced on a pro-rata basis by $11 during the period.

During the period ended December 31, 2004, the Successor Company recorded amortization expense of $17 and during the nine months ended September 30, 2004, the Predecessor Company recorded amortization expense of $39 (2003 - $63).

11. OTHER ASSETS

	Successor Company December 31, 2004	Predecessor Company December 31, 2003
Prepaid pension asset (note 15)	$ -	$ 375
Security and other deposits	94	57
Directors' and Officers' Trust	32	32
Other	11	21
Other assets	**$ 137**	**$ 485**

The Directors' and Officers' Trust represents restricted funds placed in trust for the use of the Directors and Officers of the Corporation under certain circumstances.

12. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

	Final Maturity	Current Interest Rate (%)	Successor Company December 31, 2004	Predecessor Company December 31, 2003
GECC Exit Financing [a]	2011	6.88	$ 540	$ -
Air Canada - Lufthansa Cooperation Agreement [b]	2009	6.495	76	98
GECC Limited Recourse Loan [c]	2005	6.306	30	-
GECC Loan [d]	2015	8.47	55	65
Amex Financing [e]	2006	4.25	43	-
CIBC Financing	2004	4.50	-	105
Other [f]	2007 - 2019	4.55 - 6.85	232	-
			976	268
Capital lease obligations [g]	2004 - 2027	8.0	1,570	237
			2,546	505
Current portion			(218)	(173)
Long-term debt and capital lease obligations			**$ 2,328**	**$ 332**

For a discussion on the financing transactions effective upon implementation of the Plan, please refer to note 2.

Principal repayment requirements on long-term debt and capital lease obligations through to 2009 are as follows:

	2005	2006	2007	2008	2009
Long-term debt	$ 75	$ 33	$ 128	$ 181	$ 160
Capital lease principal obligations	$ 143	$ 144	$ 180	$ 180	$ 87

a) Tranche A, a non-revolving term loan in the amount of US$425 or CDN equivalent, bears interest at a BA rate plus a margin. The loan was drawn in Canadian dollars as at September 30, 2004 in the amount of $540. The margin is currently set at 4.25% subject to a later adjustment based upon ACE's credit rating, or, if not available, based on earnings performance. The term is seven years with no principal payments required for the first three years. Equal quarterly principal payments are required for the four years thereafter. The loan may be prepaid at ACE's option early in 2005, upon the payment of a fee of 3%. The loan is secured by a first priority security interest on all of the existing and after acquired property of the Successor Company, other than leased assets, assets financed by other parties, and certain other excluded property of ACE and its subsidiaries.

b) US$63 borrowing maturing in 2009, with semi annual repayments, at a fixed interest rate of 4.495% plus an annual 2.0% guarantee fee.

c) US$25 borrowing, secured by one B747-400 aircraft, maturing in 2014 at an interest rate equal to the one month LIBOR rate plus a margin of 4.0% and is accrued in arrears at the end of each LIBOR period. Prior to the maturity date of this loan, Air Canada will be required to apply the proceeds from the sale of the aircraft against the principal amount plus accrued interest. Air Canada completed a sales agreement with a third party in January 2005, resulting in the repayment of this borrowing.

d) US$46 borrowing maturing in 2015, with semi annual repayments, at a floating interest rate equal to the six month LIBOR rate plus 5.75% prepayable on any interest payment date after December 23, 2007 secured by certain flight training equipment with a carrying value of $73.

e) The Amex Financing requires monthly principal and interest payments over the term of the Canadian dollar loan which extends to January 5, 2006 and may be extended in six month intervals by mutual consent. Under the terms of the agreement, the facility is repaid as loyalty points are purchased and as amounts may be due to Air Canada or Aeroplan under various Amex agreements. The facility bears interest at the Bank of Montreal's prime lending rate (4.25% as at December 31, 2004) and is secured by all accounts due to Amex under the agreements and all of the present and future licenses, trademarks and design marks owned by Air Canada and Aeroplan and used by Amex in connection with the agreement.

f) Other includes mainly financings secured by two A340-500 aircraft. These aircraft purchases were financed through conditional sales agreements for an initial value of US$174. Principal and interest is paid quarterly until maturity in 2019. The purchase price instalments bear interest at a three month LIBOR rate plus 2.9% (5.45% as at December 31, 2004).

g) Capital lease obligations, related to computer equipment, facilities and 35 aircraft, total $1,570 ($94 and US$1,226). Future minimum lease payments are $2,348, which includes $778 of interest. Certain aircraft lease agreements contain a fair value test, beginning on July 1, 2009, and annually thereafter until lease expiry. This test relates to 38 aircraft under lease of which 33 are accounted for as capital leases. Under the test, the Corporation may be required to prepay certain lease amounts, based on aircraft fair values, as of the date of the test. Any amounts prepaid are recoverable to the extent that aircraft fair values exceed certain thresholds and to the extent that the Corporation has obtained residual value support on lease expiry. The maximum amount payable on July 1, 2009, assuming the related aircraft are worth nil, is US$871, of which US$818 relates to capital leases. This amount declines over time to nil upon lease expiry.

Interest paid on long-term debt and capital lease obligations was $38 during the period ended December 31, 2004. During the nine months ended September 30, 2004, the Predecessor Company paid interest expense of $131 (2003 $86).

13. LIABILITIES SUBJECT TO COMPROMISE

Liabilities subject to compromise refers to liabilities incurred by the Predecessor Company prior to the filing date that will be dealt with as claims under the CCAA, as well as claims arising out of renegotiated and repudiated leases and contracts. The amounts described in this note were the Predecessor Company's estimate of expected compromised claims as at December 31, 2003. The final amount related to accepted compromised claims may reflect material adjustments.

Details of long-term and subordinated perpetual debt and capital lease obligations subject to compromise are as follows:

	Final Maturity	Interest Rate (%)	
US dollar debt (i)	2005-2011	2.1 - 10.25	$ 890
Canadian dollar debt (ii)	2004-2009	5.0 - 10.0	951
Euro debt (iii)	2005-2011	6.63 - 10.25	498
Japanese yen notes (iv)	2007	1.9	86
Convertible subordinated debentures (v)			150
Subordinated perpetual debt (note vi)			1,099
Long-term and subordinated perpetual debt			3,674
Aircraft leases, including capital lease obligations			871
Accounts payable, accrued liabilities, supplier repudiation and other			768
			$ 5,313

The CCAA filings triggered defaults on substantially all of the Applicants' debt and lease obligations. The Court orders stay most actions against the Applicants, including actions to collect pre-filing indebtedness or to exercise control over the Applicants' property. As a result of the stay, the Applicants ceased making payments of interest and principal on substantially all debt. As interest ceases to accrue on unsecured debt that is subject to compromise subsequent to the CCAA filings, interest expense was not reported on unsecured debt subject to compromise of the Applicants subsequent to April 1, 2003. Since the date of filing, interest expense on unsecured debt of approximately $179 would have been recorded had the CCAA filings not occurred.

i) As at December 31, 2003, compromised US dollar debt totalled US$689 and is comprised of the following:

- US$115 borrowing maturing in 2005 redeemable on any interest payment date.
- US$154 borrowing maturing in 2007 redeemable on any interest payment date.
- US$51 borrowing maturing in 2008 redeemable in whole or in part any time, with an indemnity.
- US$89 borrowing maturing in 2009 redeemable in whole or in part at any time.
- US$280 borrowing maturing in 2011 redeemable in whole or in part at any time, with an indemnity.

ii) *As at December 31, 2003, compromised Canadian dollar debt totalled $951 and is comprised of*

- $175 borrowing maturing in 2004
- $250 borrowing maturing in 2006
- $204 borrowing maturing in 2007 redeemable in whole or in part any time, with an indemnity.

These borrowings have fixed rates of interest.

- A committed and unsecured revolving credit facility at a floating interest rate with a group of financial institutions in Canada. As at December 31, 2003, the facility was fully drawn at $288.
- Various other Canadian dollar denominated subsidiary debt totalling $34 at floating interest rates.

iii) As at December 31, 2003, compromised fixed rate Euro debt totalled 310 EUR and was comprised of the following:

- 85 EUR borrowing maturing in 2011 redeemable in whole or in part any time, with an indemnity.
- 130 EUR borrowing maturing in 2006.
- 95 EUR borrowing maturing in 2005

iv) As at December 31, 2003, compromised Japanese yen debt was comprised of 7,143 JPY notes to be repaid in equal semi-annual instalments ending October 2007. The interest rate on the notes was reset in 2002 based on interest rate indices. These notes were redeemable in whole on any interest payment date.

v) In December 1999, the Predecessor Company issued $150 convertible subordinated debentures which had an annual interest rate of 7.25%, payable quarterly, and convertible at $16.00, at the holder's option, into Air Canada common shares and Class A non-voting common shares at any time up to and including maturity in December 2009. There were no principal payments until maturity in

2009. Under certain circumstances, the Predecessor Company could force conversion into common shares and Class A shares at any time following the seventh anniversary of the issue.

(vi) Details of the subordinated perpetual debt are as follows:

	Predecessor Company December 31, 2003
34,000 Japanese yen at 2.60% until 2004 Callable in 2004 and every fifth year thereafter at par	$ 411
300 Swiss francs at 6.25% Callable in 2006 and every fifth year thereafter at 102% of par	313
200 Swiss francs at 5.75% Callable at 102% of par in 2004 and every fifth year thereafter at 102% of par	209
102 Euro at 3.25% Callable in 2006 and every third year thereafter at par	166
Subordinated perpetual debt	**$ 1,099**

The maturity of this subordinated perpetual debt was only upon the liquidation, if ever, of the Predecessor Company. Principal and interest payments on the debt were unsecured and were subordinated to the prior payment in full of all indebtedness for borrowed money.

14. FUTURE INCOME TAXES

Significant components of the Corporation's future tax assets and liabilities as at December 31, 2004 are as follows:

	Successor Company December 31, 2004	Predecessor Company December 31, 2003
Future tax assets		
Non-capital loss carry forward	$ 558	$ 83
Deferred gains on sale and leaseback of assets	-	255
Post-employment obligations	775	203
Accounting provisions not currently deductible for tax	242	423
Tax basis of fixed assets over book basis	396	414
Eligible capital expenditures	40	196
Unearned revenues	372	130
Unrealized foreign exchange losses	-	61
Intangible assets	81	-
Net other	62	-
Total future tax assets	**2,526**	**1,765**
Future tax liabilities		
Intangible assets	435	-
Book basis of fixed assets over tax basis	-	55
Net other	-	66
Total future tax liabilities	**435**	**121**
Net future tax assets	2,091	1,644
Less valuation allowance	2,334	1,655
Net recorded future income tax liability	**$ (243)**	**$ (11)**

Future income tax assets are recognized to the extent that realization is considered more likely than not. Since the Corporation has determined that it is more likely than not that the future income tax assets are not recoverable, the net future tax assets have been offset by a valuation allowance. However, the future tax deductions underlying the future tax assets remain available for use in the future to reduce taxable income. The benefit of future income tax assets that exist at fresh start, and for which a valuation allowance is recorded against, will be recognized first to reduce to nil any remaining intangible assets (on a pro-rata basis) that were recorded upon fresh start reporting with any remaining amount as a credit to shareholders' equity. The benefit of future income tax assets that arise after fresh start will be recognized in the income statement.

It has been assumed that certain intangibles with a fair value of approximately $1,431, with no underlying tax cost, have indefinite lives and accordingly, the associated future income tax liability of $243 is not expected to reverse until the intangible assets are disposed of or become amortizable.

The reconciliation of income tax attributable to continuing operations, computed at the statutory tax rates, to income tax expense (recovery) is as follows:

	Successor Company Period ended December 31, 2004	Predecessor Company Nine months ended September 30, 2004	Predecessor Company Twelve months ended December 31, 2003
Provision (recovery) based on combined federal and provincial tax rates	$ 10	$ (304)	$ (675)
Non-taxable portion of capital gains	(3)	(4)	(40)
Large corporations tax	2	7	5
Non-deductible expenses	3	14	69
Effect of tax rate changes on future income taxes	-	(1)	(57)
Effect of declining tax rates in future years	-	-	61
Other	-	(1)	14
	12	(289)	(623)
Valuation allowance - recovery offset	1	291	611
Valuation allowance - asset write-off	-	-	-
	1	291	611
Provision for (recovery of) income taxes	**$ 13**	**$ 2**	**$ (12)**

Significant components of the provision for (recovery of) income taxes attributable to continuing operations are as follows:

	Successor Company Period ended December 31, 2004	Predecessor Company Nine months ended September 30, 2004	Predecessor Company Twelve months ended December 31, 2003
Current tax expense	$ 2	$ 7	$ 5
Future income tax expense (recovery) relating to temporary differences	10	(296)	(571)
Future income tax expense (recovery) from tax rate changes	-	-	(57)
Valuation allowance	1	291	611
Provision for (recovery of) income taxes	**$ 13**	**$ 2**	**$ (12)**

Income taxes paid in 2004 by the Successor Company were less than $1. Income taxes paid in 2004 by the Predecessor Company were less than $1 (2003 $1).

The balances of tax attributes as at December 31, 2004, namely the balances of non capital loss carryforward, vary amongst different taxing jurisdictions. The following are the Federal tax loss expiry dates:

Year of expiry	Tax losses
2005	$ 6
2006	-
2007	4
2008	-
2009	82
2010	112
2011	1,368
	$ 1,572

Bill C-33, a second Act to implement certain provisions of the Federal budget tabled in Parliament on March 23, 2004, passed third reading in the House of Commons on February 25, 2005. Hence, $49 of tax losses would expire in 2013 instead of 2010 and $1,368 of tax losses would expire in 2014 instead of 2011.

15. PENSION AND OTHER BENEFIT LIABILITIES

The Corporation and its subsidiaries maintain several defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to its employees. The Corporation is the administrator and sponsoring employer of a number of pension plans registered under the Pension Benefits Standard Act, 1985 (Canada). In addition, the Corporation maintains a number of supplementary pension plans, which are not registered.

The defined benefit pension plans provide benefits upon retirement, termination or death based on the member's years of service and final average earnings for a specified period. The other employee benefits consist of health, life and disability.

The measurement date used for financial reporting of the pension and other benefit obligations is December 31. The most recent actuarial valuation of the pension plans for funding purposes was as of January 1, 2004 and the next funding valuation will be as of January 1, 2005.

The accrued benefit liability is included in the balance sheet as follows:

	Successor Company December 31, 2004	Predecessor Company December 31, 2003
Pension benefits	$ 1,563	$ 19
Other employee future benefits	875	581
	2,438	600
Current portion	94	11
	$ 2,344	$ 589
Pension asset recorded in other assets	-	375
Pension and other benefit liabilities	**$ 2,344**	**$ 964**

The current portion is included in Accounts payable and accrued liabilities.

Total cash payments made by the Predecessor Company were $196 (2003 - $185) for the pension and other benefits for 2004. The Successor Company made cash payments in the amount of $123 for the pension and other benefits for 2004. The cash payments with respect to the pension plans are estimated to be $259 for 2005.

Pension and other employee future benefit obligations are adjusted to reflect the net accrued benefit obligation based on management's best estimate assumptions on a going forward basis. The liability recorded is as follows:

	Pension Benefits			Other Benefits		
	Successor Company December 31, 2004	Predecessor Company September 30, 2004	Predecessor Company December 31, 2003	Successor Company December 31, 2004	Predecessor Company September 30, 2004	Predecessor Company December 31, 2003
Change in benefit obligation						
Benefit obligation at beginning of period	$ 10,783	$ 10,873	$ 9,850	$ 866	$ 819	$ 673
Current service cost	46	139	167	23	69	71
Interest cost	163	468	624	13	40	46
Employees' contributions	24	67	101	-	-	-
Benefits paid	(133)	(387)	(463)	(18)	(53)	(57)
Plan amendments	-	-	(9)	-		20
Increase (decrease) due to curtailment	-	-	67	-		(14)
Actuarial (gain) loss	331	(370)	599	(34)	(9)	103
Foreign exchange	(7)	(7)	(63)	(8)		(23)
Benefit obligation at end of period	**11,207**	**10,783**	**10,873**	**842**	**866**	**819**
Change in plan assets						
Fair value of plan assets at beginning of period	9,149	9,022	8,077	10	10	14
Actual return on plan assets	533	301	1,233	1	-	1
Employer contributions	106	151	133	17	45	52
Employees' contributions	24	67	101	-	-	-
Benefits paid	(133)	(387)	(463)	(18)	(45)	(57)
Foreign exchange	(6)	(5)	(59)	-	-	-
Fair value of plan assets at end of period	**9,673**	**9,149**	**9,022**	**10**	**10**	**10**
Deficit at end of period	1,534	1,634	1,851	832	856	809
Unrecognized net transition obligation	-	-	7	-	-	-
Unrecognized past service cost	-	(605)	(672)	-	(30)	(35)
Unrecognized net actuarial (gain) loss	29	(957)	(1,167)	43	(190)	(193)
Net benefit obligation	1,563	72	19	875	636	581
Current portion	82	-	-	12	12	11
Pension and other benefits liability	**$ 1,481**	**$ 72**	**$ 19**	**$ 863**	**$ 624**	**$ 570**
Weighted average assumptions used to determine the accrued benefit liabilities						
Discount rate	5.75%	6.00%	6.00%	4.75%-5.75%	6.00%	6.00%
Rate of compensation increase	4.00%	4.00%	4.00%			

On August 9, 2004, the Government of Canada adopted the Air Canada Pension Plan Solvency Deficiency Funding Regulations (the "Pension Regulations"). The Pension Regulations allow Air Canada to fund the solvency deficiencies in its ten Canadian defined benefit registered pension plans as of January 1, 2004 over ten years, rather than the five years required under the ordinary rules, and to pay down such deficiencies by way of an agreed schedule of variable annual contributions rather than by way of equal annual contributions as required under the ordinary rules. The Pension Regulations came into force upon Air Canada's emergence from CCAA protection on September 30, 2004, on which date the Company issued subordinated secured promissory notes in an aggregate amount of approximately $347 in favour of the pension plan trustee. Such notes will be reduced as the principal amount of the solvency deficiencies is paid down, and will only be called on the occurrence of certain specified events of default. The effect of the issuance of the subordinated security promissory notes is included within the fair value of the obligation for pension benefits as reflected in the Successor Company's balance sheet.

Plan assets consist of the following:

	Percentage of plan assets		
	Successor December 31, 2004	Predecessor December 31, 2003	Target Allocation
Equity securities	64.8%	64.8%	65.0%
Bonds and mortgages	33.1%	32.9%	35.0%
Real estate	0.2%	0.3%	0.0%
Short-term and Other	1.9%	2.0%	0.0%
Total	**100.0%**	**100.0%**	**100.0%**

For the Domestic Registered Pension Plans, the investments conform to the Statement of Investment Policy and Objectives of the Air Canada Pension Master Trust Fund. The Audit, Finance and Risk Committee of the Board of Directors reviews and confirms the policy annually. The investment return objective of the fund is to achieve a total annualized rate of return that exceeds inflation by at least 3.75% over the long term.

In addition to the broad asset allocation, as summarized in the asset allocation section above, the following policies apply to individual asset classes:

- Equity investments can include convertible securities, and are required to be diversified among industries and economic sectors. Foreign equities can comprise 27% to 33% of the total market value of the trust. Limitations are placed on the overall allocation to any individual security at both cost and market value. Derivatives are permitted to the extent they are not used for speculative purposes or to create leverage.
- Fixed income investments are oriented toward risk averse, long term, investment grade securities rated "A" or higher. With the exception of Government of Canada securities or a province thereof, in which the plan may invest the entire fixed income allocation, fixed income investments are required to be diversified among individual securities and sectors. The target return is comprised of 50% of the total return of the Scotia Capital Long Term Bond Index.

Similar investment policies are established for the other pension plans sponsored by Air Canada.

Air Canada's expected long-term rate of return on assets assumption is selected based on the facts and circumstances that exist as of the measurement date, and the specific portfolio mix of plan assets. Management, in conjunction with its actuaries, reviewed anticipated future long-term performance of individual asset categories and considered the asset allocation strategy adopted by the company, including the longer duration in its bond portfolio in comparison to other pension plans. These factors are used to determine the average rate of expected return on the funds invested to provide for the pension plan benefits. While the review considers recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

The Corporation has recorded net defined benefit pension and other employee future benefits expense as follows:

	Pension Benefits			Other Benefits		
	Successor Company December 31, 2004	Predecessor Company September 30, 2004	Predecessor Company December 31, 2003	Successor Company December 31, 2004	Predecessor Company September 30, 2004	Predecessor Company December 31, 2003
Components of Net Periodic Pension Cost						
Current service cost	$ 46	$ 139	$ 167	$ 23	$ 69	$ 71
Interest cost	163	468	624	13	40	46
Actual return on plan assets	(533)	(301)	(1,233)	(1)	-	(1)
Actuarial loss (gain) on benefit obligation	331	(370)	602	(34)	(9)	103
Plan amendments	-	-	(9)	-	-	20
Curtailment loss (gain)	-	-	128	-	-	1
Costs arising in the period	7	(64)	279	1	100	240
Differences between costs arising in the period and costs recognized in the period in respect of:						
Return on plan assets	360	(186)	592	-	-	1
Actuarial loss (gain)	(331)	390	(590)	34	20	(96)
Plan amendments/prior service cost	-	67	105	-	5	(14)
Transitional obligation (asset)	-	(6)	(21)	-	-	-
Negative balances due to limit	-	4	10	-	-	-
Net periodic pension cost recognized	$ 36	$ 205	$ 375	$ 35	$ 125	$ 131

Weighted average assumptions used to determine pension costs

Discount rate	6.00%	6.00%	6.50%	4.75%-5.75%	6.00%	6.00%
Expected long term rate of return on plan assets	7.50%	7.50%	7.50%	7.50%	7.50%	8.00%
Rate of compensation increase	4.00%	4.00%	4.25%			

The expense for the defined contribution plan recorded by the Predecessor Company is $3 (2003 $5). The expense for the defined contribution plan recorded by the Successor Company is $1.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 10.75% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004 (2003 10%). The rate is assumed to decrease gradually to 5% by 2013. A one percentage point increase in assumed health care trend rates would have increased the service and interest costs by $1 and the obligation by $13. A one percentage point decrease in assumed health care trend rates would have decreased the service and interest costs by $2 and the obligation by $17.

16. OTHER LONG-TERM LIABILITIES

	Successor Company December 31, 2004	Predecessor Company December 31, 2003
Loyalty program deferred revenues (note 4h) [a]	$ 1,102	$ 541
Unfavourable contract liability on aircraft leases [b]	290	-
Long-term employee liabilities [c]	130	69
Aircraft rent in excess of lease payments	33	537
Other	90	69
Other long-term liabilities	**$ 1,645**	**$ 1,216**

a) The current portion of loyalty program deferred revenues of $497 are reported in Advance ticket sales and loyalty program deferred revenues.

b) As a result of fresh start reporting, the Successor Company fair valued all aircraft lease arrangements. The unfavourable contract liability on aircraft leases represents the net present value of lease payments in excess of estimated market rents.

c) The following table outlines the changes to the labour related provisions which include those related to restructuring:

	Successor Company	Predecessor Company	
	Period ended December 31, 2004	Nine months ended September 30, 2004	12 months ended December 31, 2003
Beginning of period	$ 198	$ 121	$ 37
Charges recorded	2	117	124
Amounts disbursed	(8)	(40)	(40)
End of period	$ 192	$ 198	$ 121
Current portion	62	68	52
Long-term employee liabilities	**$ 130**	**$ 130**	**$ 69**

The current portion is included in Accounts payable and accrued liabilities.

17. DEFERRED CREDITS

	Successor Company December 31, 2004	Predecessor Company December 31, 2003
Gain on sale and leaseback of assets	$ -	$ 761
Contributions received in exchange for extensions of commercial agreements	-	64
Other	-	2
Deferred credits	**$ -**	**$ 827**

18. STOCK BASED COMPENSATION

Pursuant to the Plan, a stock option plan of ACE has been established as an on-going program and will comprise a maximum of 5% of the fully diluted equity of ACE as at September 30, 2004 (approximately 5,000,000 shares). On October 3, 2004, options to purchase 3,027,509 shares were granted pursuant to the Plan at an exercise price of $20 per share. Participation in the plan will be limited to employees holding positions that, in view of the Board of Directors of ACE or a committee selected by the Board, that have a significant impact on ACE's long-term results.

A summary of the Company's stock option plan and activity is as follows:

	Successor Company	
	Shares (000)	Exercise price
Common Shares		
June 29, 2004	-	$ -
Granted	3,028	20.00
Exercised	-	-
Forfeited	-	-
December 31, 2004	**3,028**	**$ 20.00**

The fair value of stock options granted is recognized as a charge to salary and wage expense over the applicable vesting period, with an offset to contributed surplus. No options are exercisable before the expiry of one year following October 3, 2004. Fifty percent of all options vest over four years. The remaining options will vest based upon performance conditions. All options expire after seven years. When options are exercised, the consideration paid by employees, together with the amount in contributed surplus, is credited to share capital.

The fair value of options granted in 2004 was estimated on the date of grant using the Black-Scholes option valuation model with the following assumptions: (i) risk-free interest rate of 3.90%, (ii) expected option life of 4.5 years, (iii) expected volatility of 51.59% and (iv) expected dividends of 0%. The aggregated fair value of options issued during the period ended December 31, 2004 was $23. The weighted average fair value per option granted was $7.73. The charge to compensation expense during the period ended December 31, 2004 for stock options issued by the Successor Corporation is $1. None of the options issued can be exercised prior to October 3, 2005.

PREDECESSOR COMPANY

The details of the Predecessor Company's stock option plan, under which eligible employees were granted options to purchase common shares and Class A shares, at a price not less than the market value of the shares at the date of granting, are as follows:

Stock Option Plan

Total Outstanding	Weighted Average Remaining Contractual Life (Years)	Range of Exercise Price	Outstanding Weighted Average Exercise Price	Total Exercisable	Exercisable Weighted Average Exercise Price	Expiry Dates
Common						
1,849	5	$4.73 - $6.99	$6.21	1,773	$6.21	2004 - 2012
2,782	7	$7.00 - $9.99	$8.73	1,579	$8.62	2005 - 2011
2,294	6	$10.00 - $12.99	$10.57	1,824	$10.70	2008 - 2010
375	6	$13.00 - $19.67	$16.05	282	$16.05	2010
7,300			**$9.05**	**5,458**	**$8.91**	
Class A Non-Voting						
714	6	$1.54 - $4.99	$4.14	427	$4.52	2006 - 2013
430	5	$5.00 - $6.99	$5.62	393	$5.67	2004 - 2011
841	6	$7.00 - $7.99	$7.25	525	$7.28	2005 - 2011
331	5	$8.00 - $12.49	$11.10	302	$11.27	2008 - 2010
2,316			**$6.54**	**1,647**	**$6.91**	

A summary of option activities for the Predecessor Company is as follows:

	2004		2003	
	Shares (000)	Weighted average share price	Shares (000)	Weighted average share price
Common Shares				
Beginning of period	7,300	$ 9.05	7,451	$ 9.07
Granted	-	-	-	-
Exercised	-	-	(6)	2.79
Forfeited	(7,300)	-	(145)	10.27
End of period	**-**	**$ -**	**7,300**	**$ 9.05**
Class A Shares				
Beginning of period	2,316	$ 6.54	2,334	$ 6.57
Granted	-	-	50	1.54
Exercised	-	-	-	-
Forfeited	(2,316)	-	(68)	3.74
End of period	**-**	**$ -**	**2,316**	**$ 6.54**

All options were exercisable on the basis of 25% of the options granted per year on a cumulative basis, beginning after one year and expiring after ten years. The fair value of options issued in 2003 was nominal. In the Predecessor Corporation, none of the options issued since January 1, 2002 had been exercised.

All outstanding options of the Predecessor Company were cancelled without payment or consideration.

19. SHARE CAPITAL AND OTHER EQUITY

The issued and outstanding common shares of ACE as at December 31, 2004, along with other equity instruments, are as follows:

	Authorized (000)	Outstanding (000)
Issued and outstanding common shares		
Class A variable voting shares (a)	unlimited	74,813
Class B voting shares (b)	unlimited	8,813
Shares held in escrow (note 2)		5,189
Total issued and outstanding common shares as at December 31, 2004		**88,815**

5,000 Class A Variable Voting Shares and 50,000 Class B Voting Shares were subscribed for in cash of $1 by the Directors of ACE on September 30, 2004 at the subscription price under the Rights Offering. No stock issued to Directors may be sold, before the expiry of one year following September 30, 2004.

Share capital and other equity summary as at December 31, 2004 (net of issue costs):		
Common shares [1]	$	1,777
Convertible preferred shares (c)		117
		1,894
Adjustment to shareholders' equity [2]		(1,708)
Share capital and other equity at September 30, 2004	$	186
Issue of common shares during period ended December 31, 2004		1
Share capital and other equity at December 31, 2004	**$**	**187**

(1) The fair value of outstanding common shares includes the net proceeds received under the Rights Offering and Standby Purchase Agreement of $852 and the fair value of common shares issued to creditors under the Plan of $925 based upon the issue price from the Rights Offering.

(2) Under fresh start reporting, when there is a negative balance in shareholders' equity after a comprehensive revaluation, share capital is disclosed at a nominal value and the balance is disclosed as a capital deficiency resulting from the financial reorganization. CICA 1625 - Comprehensive Revaluation of Assets and Liabilities, does not permit goodwill to be recorded even if the fair value of net assets is less than the fair value of the enterprise as a whole.

a) Class A Variable Voting Shares

The Class A Variable Voting Shares may be held only by persons who are not Canadians and are entitled to one vote per Class A Variable Voting Share unless (i) the number of Class A Variable Voting Shares outstanding (including the Convertible Preferred Shares, on an as-converted basis), as a percentage of the total number of votes attaching to voting shares outstanding exceeds 25% or (ii) the total number of votes cast by or on behalf of holders of Class A Variable Voting Shares (including the Convertible Preferred Shares on an as-converted basis) at any meeting exceeds 25% of the total number of votes that may be cast at such meeting. If either of the above noted thresholds would otherwise be surpassed at any time, the vote attached to each Class A Variable Voting Share will decrease proportionately such that (i) the Class A Variable Voting Shares as a class (including the Convertible Preferred Shares on an as-converted basis) do not carry more than 25% of the aggregate votes attached to all issued and outstanding voting shares of ACE and (ii) the total number of votes cast by or on behalf of holders of Class A Variable Voting Shares (including the Convertible Preferred Shares on an as-converted basis) at any meeting do not exceed 25% of the votes that may be cast at such meeting.

Each issued and outstanding Class A Variable Voting Share shall be converted into one Class B Voting Share, automatically and without any further act of ACE or of the holder, if (i) such Class A Variable Voting Share becomes held, beneficially owned and controlled, directly or indirectly, otherwise than by way of security only, by a Canadian; or (ii) the provisions contained in the Canada Transportation Act (the "CTA") relating to foreign ownership restrictions are repealed and not replaced with similar provisions.

b) Class B Voting Shares

Each Class B Voting Share shall confer the right to one (1) vote in person or by proxy at all meetings of shareholders of ACE.

Subject to the foreign ownership restrictions of the CTA, an issued and outstanding Class B Voting Share shall be converted into one Class A Variable Voting Share, automatically and without any further act of ACE or of the holder, if such Class B Voting Share becomes held, beneficially owned and controlled, directly or indirectly, otherwise than by way of security only, by a person who is not a Canadian.

c) Convertible Preferred Shares

As at September 30, 2004, 12,500 Convertible Preferred Shares were issued to an affiliate of Cerberus for consideration of $250 before fees of $12. These Convertible Preferred Shares are convertible into 9,259 common shares, based on the conversion ratio applicable as at December 31, 2004.

For accounting purposes, the Convertible Preferred Shares are presented as a compound instrument. At the date of issuance, the value ascribed to the holders' conversion option, which is presented as equity, was $123 less allocated fees of $6; the value ascribed to the financial liability was $127. The total value will increase by 5% per annum, compounded semi-annually from the date of issuance ("Fully Accreted Value") resulting in an effective interest rate of 12% on the financial liability.

Each preferred share shall confer on its holder the right to that number of votes as is equal to the number of ACE shares into which each preferred share held by such holder could be converted on the date for determination of shareholders entitled to vote at the meeting or on the date of any written consent, based on the conversion ratio in effect on such date; provided, however, that if any Convertible Preferred Shares are held by persons who are not Canadians, such Convertible Preferred Shares shall be subject to the same proportionate reduction in voting percentage as described for Class A Variable Voting Shares above as if, for voting purposes only, such Convertible Preferred Shares had been converted into Class A Variable Voting Shares.

The Convertible Preferred Shares may be converted at any time, at the option of the holder thereof, into fully paid and nonassessable Class B Voting Shares (if the holder is a Canadian) or fully paid and nonassessable Class A Variable Voting Shares (if the holder is not a Canadian) at the conversion ratio applicable upon the date of conversion. The conversion price is initially equal to 135% of the subscription price of each Class B Voting Share under the Rights Offering. The conversion price is adjusted automatically downward on the first anniversary of the issuance date of the Convertible Preferred Shares to 130% of the subscription price of each ACE Class B Voting Share. The conversion is based upon the Fully Accreted Value at the time of conversion.

The holders of ACE Convertible Preferred Shares will be required to convert the ACE Convertible Preferred Shares into fully paid and nonassessable common shares at the conversion ratio applicable upon the date of conversion, if:

i) at any time during the period between the effective date until and including the first anniversary thereof, the closing price of the ACE shares on the principal market for each of thirty consecutive trading days exceeds 200% of the then applicable conversion price; or
ii) at any time during the period following the first anniversary of the effective date, the closing price of the ACE shares on the principal market for each of thirty consecutive trading days exceeds 175% of the then applicable conversion price.

The Convertible Preferred Shares will be subject to mandatory conversion into fully paid and nonassessable common shares within ten days of each mandatory conversion date, at the conversion ratio applicable upon the date of conversion, upon the following terms and conditions:

i) if the closing price of the ACE shares on the principal market exceeds the Fully Accreted Value of a preferred share on at least thirty of the one hundred trading days immediately prior to a particular mandatory conversion date; or
ii) if the closing price of the ACE shares on the principal market does not exceed the Fully Accreted Value of a preferred share on at least thirty of the one hundred trading days immediately prior to a particular mandatory conversion date, (i) the holders of the Convertible Preferred Shares will not be required to convert their Convertible Preferred Shares into ACE shares and (ii) as of such mandatory conversion date, the then applicable conversion price shall be automatically reduced by 3.75%; and
iii) if the closing price of the ACE shares on the principal market does not exceed the Fully Accreted Value of a preferred share on at least thirty of the one hundred trading days immediately prior to the final maturity date, then holders of Convertible Preferred Shares will be entitled, upon written notice to ACE given within ten days following the final maturity date, to require ACE to redeem each of the Convertible Preferred Shares in cash at a redemption price equal to the Fully Accreted Value as of the final maturity date.

The first mandatory conversion date is seven years from the date of issuance.

The Convertible Preferred Shares (including the shares into which they are convertible) may not be sold, assigned or in any way transferred by Cerberus (other than to its affiliates) including pursuant to hedging transactions, swaps or other arrangements transferring any of the economic consequences of the ownership of the Convertible Preferred Shares acquired by Cerberus for a period of 24 months after the closing; provided that, if at any time during such 24 month period Cerberus is required to convert the Convertible Preferred Shares, then the restrictions on transfer with respect to 50% of the Convertible Preferred Shares (and any shares into which they are converted or convertible) shall be of no force and effect and the restrictions on transfer with respect to the remaining 50% of the Convertible Preferred Shares (and any shares into which they are converted or convertible) shall be limited only to sales of beneficial ownership of the Convertible Preferred Shares (and any shares into which they are convertible) to third parties. Notwithstanding the foregoing, the transfer restrictions shall cease to be in effect as to all Convertible Preferred Shares (and any shares into which they are convertible) in the event of a tender offer for any of the shares of ACE, any change in control transaction, any liquidation, dissolution, bankruptcy or other similar proceedings of ACE.

Subject to the rights, privileges, restrictions and conditions attaching to the shares of ACE ranking prior to the Convertible Preferred Shares, upon the liquidation, dissolution or winding-up or distribution of the assets of ACE, the holders of the Convertible Preferred Shares will be entitled to receive, prior to and in preference to the holders of ACE shares, an amount equal to the Fully Accreted Value of the Convertible Preferred Shares as of the date of the liquidation, dissolution, winding-up or distribution.

The holders of Convertible Preferred Shares participate on an as-converted basis with respect to all dividends, distributions, spin-off, split-off, subscription rights or other offers made to holders of Class A Variable Voting Shares and Class B Voting Shares and any other similar transactions.

Predecessor Company

The authorized capital of the Predecessor Company consisted of an unlimited number of common shares, Class A non-voting common shares ("Class A shares"), Class A preferred shares issuable in series and Class B preferred shares issuable in series.

In 1999, the Predecessor Company issued 10 million Class A Convertible Participating Non-Voting Preferred Shares, Series 1 ("Series 1 preferred shares") to Expo Investment Partnership, L.P. ("Expo"), a partnership formed by UAL Corporation ("UAL") and Deutsche Lufthansa AG ("Lufthansa"), two of Air Canada's Star Alliance partners. These shares were entitled to receive dividends equal to the amount paid to holders of the Predecessor Company's common shares. The shares were not redeemable by the Predecessor Company prior to December 31, 2009, unless either of the partners ceased to be a participant in the Star Alliance and as a result the Predecessor Company would have terminated its Alliance Agreement or either partner was in breach of any Alliance Agreement which would have led to the Predecessor Company terminating its Alliance Agreement. On or after December 31, 2009, the Predecessor Company may have redeemed the shares for $25.00 per share plus declared and unpaid dividends and a gross-up for dividends and deemed dividends. The holder of the Preferred Shares had the option to require the Predecessor Company to redeem the Preferred Shares at $25.00 per share (plus a premium of 1% in the event there was a change of control of the Predecessor Company and a gross-up for dividends and deemed dividends) if: the Predecessor Company breached an Alliance Agreement in a manner which did or could reasonably be expected to have a material impact; a breach of certain covenants occurred; a change of control of the Predecessor Company occurred that did or was reasonably expected to have a material impact; or the Predecessor Company refused to extend the Alliance Agreements after they expired at any time on or after December 31, 2009. The holder may have converted each preferred share at any time into a) 1.0417 Class A shares for $24.00 or b) an equal number of Class A Convertible Participating Non-Voting Preferred Shares, Series 2, which were transferable to third parties but did not contain certain of the covenants described above. The holder was entitled to receive, in priority to common and Class A shares, $25.00 per share plus any declared and unpaid dividends in the event of liquidation of the Predecessor Company. In the event the Predecessor Company breached its obligations under the Alliance Agreements in a manner material and adverse to the revenues of UAL or Lufthansa and the Alliance Agreements were terminated, the Predecessor Company had agreed to pay liquidated damages in amounts declining over a ten year period from $250 to $37, which claims were subject to compromise.

As a result of the CCAA filings, Expo filed a claim in the amount of $250. A Notice of Disallowance was sent and the ten day period for the filing of a dispute expired without a Notice of Dispute being filed and consequently the Notice of Disallowance was deemed binding.

The preferred shares were cancelled for nominal consideration and the Class A and common shares were converted into a nominal amount of the post-restructuring equity of ACE.

The issued capital of the Predecessor Company consisted of common shares, Class A shares and Series 1 preferred shares. The changes during 2003 in the outstanding number of common and Class A shares and their aggregate stated value during that year were as follows:

	Common Shares		Class A Shares	
	Number (000)	Amount	Number (000)	Amount
December 31, 2002	79,070	$ 521	41,115	$ 296
Share purchase options exercised	6	-	-	-
December 31, 2003	79,076	521	41,115	296
Restructuring arrangements under the Plan	(79,076)	(521)	(41,115)	(296)
September 30, 2004	**-**	**$ -**	**-**	**$ -**

Share Capital and Other Equity Summary (net of issue costs):	**2003**
Common shares	$ 521
Class A shares	296
Series 1 preferred shares	125
Warrants [1]	-
Convertible subordinated debenture conversion option	25
Total	**$ 967**

20. EARNINGS PER SHARE

The following table outlines the calculation of basic and diluted earnings per share (in millions, except per share amounts):

	Successor Company	Predecessor Company	
	Period ended December 31 2004	Nine months ended September 30 2004	Twelve months ended December 31 2003
Numerator:			
Numerator for basic earnings per share:			
Income (loss) from continuing operations	$ 15	$ (895)	$ (1,867)
Effect of potential dilutive securities:			
After tax income from:			
Convertible preferred shares	3	-	-
Convertible subordinated debentures	-	8	3
Add back anti-dilutive impact	(3)	(8)	(3)
Adjusted earnings (loss) for diluted earnings per share	**$ 15**	**$ (895)**	**$ (1,867)**
Denominator:			
Denominator for basic earnings per share:			
Weighted-average shares	89	120	120
Effect of potential dilutive securities:			
Stock options	1	-	-
Class A non-voting preferred shares	-	10	10
Convertible subordinated debentures	-	9	9
Convertible preferred shares	9	-	-
	10	19	19
Add back anti-dilutive impact	(9)	(19)	(19)
Denominator for diluted earnings per share:			
Adjusted weighted-average shares	90	120	120
Basic earnings (loss) per share:	**$ 0.17**	**$ (7.45)**	**$ (15.53)**
Diluted earnings (loss) per share:	**$ 0.17**	**$ (7.45)**	**$ (15.53)**

The calculation of earnings per share is based on whole dollars and not on rounded millions. As a result, the above amounts may not be recalculated to the per share amount disclosed above.

Pursuant to the Plan as further described in note 2, all issued and outstanding options of Air Canada and warrants were cancelled without payment or consideration. In addition a new share capital was established under ACE, as further described in note 19.

The effect of potential dilutive securities was not included in the calculation of diluted earnings per share for both the Successor Company and the Predecessor Company as the result would be anti-dilutive.

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. For the Successor Company, under the treasury stock method, the proceeds from the exercise of such securities are assumed to be used to purchase Class B Voting Shares. For the Predecessor Company, proceeds were assumed to be used to purchase common shares and Class A shares.

For the year ended December 31, 2003, the following securities were not included in the calculation of dilutive potential common shares as the exercise price exceeded the average trading value of the shares: 7,300,394 options for common shares with an exercise price between $4.73 - $19.67; 2,316,094 options for Class A shares with an exercise price between $1.54 - $12.49; and 4,700,000 warrants with an exercise price of $24.00.

21. SEGMENT INFORMATION

As a result of the corporate restructuring, the segment reporting structure has been adjusted to reflect four reportable segments consistent with the current management of the business: transportation services, the loyalty program, technical services, and regional operations. In the Predecessor Company, Technical Services was a cost centre within Air Canada and discrete financial information is not available. As described in note 1, a capacity purchase agreement between Air Canada and Jazz came into effect on September 30, 2004. The Jazz segment information in the Successor Company is not directly comparable as a result of this new agreement.

As described in note 4 (h), the Successor Company changed the accounting as of September 30, 2004 for the recognition of its obligations relating to the loyalty program. As a result of this transitional period, Loyalty Program results are not comparable to prior periods.

The accounting policies for each of these segments are the same as those described in Note 4. Segment financial information has been prepared consistent with how financial information is produced internally for the purposes of making operating decisions as further described in Note 1. Segments negotiate transactions between each other as if they were unrelated parties. A reconciliation of the total amounts reported by each segment to the applicable amounts in the consolidated financial statements follows:

Successor Company - period ended December 31, 2004

	Transportation Services (a)	Loyalty Program (b)	Technical Services	Regional Operations (c)	Inter-Segment Elimination	ACE Consolidated Total
Passenger revenue	$ 1,680	$ -	$ -	$ 1	$ -	$ 1,681
Cargo revenue	151	-	-	-	-	151
Other revenue	40	126	62	2	-	230
External revenue	1,871	126	62	3	-	2,062
Inter-segment revenue	54	6	122	185	(367)	-
Total revenue	**1,925**	**132**	**184**	**188**	**(367)**	**2,062**
Operating expenses, before the following	1,925	105	155	162	(367)	1,980
Amortization of capital assets	72	2	7	4	-	85
Significant non cash and special items	-	-	-	-	-	-
Total operating expenses	**1,997**	**107**	**162**	**166**	**(367)**	**2,065**
Operating income (loss)	(72)	25	22	22	-	(3)
Net interest expense	(39)	-	(4)	(4)	-	(47)
Foreign exchange on long-term monetary items	98	-	-	-	-	98
Income tax expense	(13)	-	-	-	-	(13)
Other non operating items	(19)	-	-	(1)	-	(20)
	27	**-**	**(4)**	**(5)**	**-**	**18**
Segment Results	**$ (45)**	**$ 25**	**$ 18**	**$ 17**	**$ -**	**$ 15**

a) Includes revenues and costs for Air Canada Mainline operations, Jazz transportation revenues and fees to Air Canada Mainline for Jazz operations under the capacity purchase agreement, as well as Air Canada Cargo, Destina, AC Online, Air Canada Groundhandling, Air Canada Vacations, and ACE. Foreign exchange on long-term monetary items is included by management in the Transportation Services segment. Interest expense in the Transportation Services segment represents interest on third party debt. Interest expense included in other segments represents interest on intercompany debt and third party debt. Management reflects all income taxes within the Transportation Services segment including any income taxes that may be applicable to amounts earned in the other segments because the activities of the other segments are carried out as limited partnerships and the income is taxable in one of the entities included in Transportation Services.

b) Other revenue of $126 includes revenue recognized on redemption of points accumulated through both air and third party contracts. Inter-segment revenue of $6 represents the management fee charged to Air Canada by Aeroplan relating to the redemption of points accumulated prior to January 1, 2002. The value of points earned through air, charged by Aeroplan to Air Canada, is recorded in Aeroplan's accounts as deferred revenues.

c) Includes Jazz operations under the capacity purchase agreement effective September 30, 2004.

Predecessor Company - nine months ended September 30, 2004

	Transportation Services	Loyalty Program	Regional Operations[c]	Inter-Segment Elimination	ACE Consolidated Total
Passenger revenue	$ 5,040	$ -	$ 588	$ -	$ 5,628
Cargo revenue	393	-	12	-	405
Other revenue	463	334	8	-	805
External revenue	5,896	334	608	-	6,838
Inter-segment revenue	372	43	7	(422)	-
Total revenue	**6,268**	**377**	**615**	**(422)**	**6,838**
Operating expenses, before the following	5,914	305	609	(422)	6,406
Amortization of capital assets	286	3	23	-	312
Significant non cash and special items	-	-	-	-	-
Total operating expenses	**6,200**	**308**	**632**	**(422)**	**6,718**
Operating income (loss) before reorganisation and restructuring items	68	69	(17)	-	120
Reorganization and restructuring items	(819)		(52)		(871)
Operating income (loss)	**(751)**	**69**	**(69)**	**-**	**(751)**
Net interest expense	(160)	5	(8)	-	(163)
Foreign exchange on long-term monetary items	106	-	-	-	106
Income tax expense	(2)	-	-	-	(2)
Other non operating items	(77)	-	(8)	-	(85)
	(133)	**5**	**(16)**	**-**	**(144)**
Segment Results	**$ (884)**	**$ 74**	**$ (85)**	**$ -**	**$ (895)**

Predecessor Company- twelve months ended December 31, 2003

	Transportation Services	Loyalty Program	Regional Operations[d]	Inter-Segment Elimination	ACE Consolidated Total
Passenger revenue	$ 6,082	$ -	$ 776	$ -	$ 6,858
Cargo revenue	500	-	19	-	519
Other revenue	861	124	11	-	996
External revenue	7,443	124	806	-	8,373
Inter-segment revenue	240	83	11	(334)	-
Total revenue	**7,683**	**207**	**817**	**(334)**	**8,373**
Operating expenses, before the following	8,038	131	856	(334)	8,691
Amortization of capital assets	333	3	30	-	366
Significant non cash and special items	-	-	-	-	-
Total operating expenses	**8,371**	**134**	**886**	**(334)**	**9,057**
Operating income (loss) before reorganisation and restructuring items	(688)	73	(69)	-	(684)
Reorganization and restructuring items	(1,037)		(13)		(1,050)
Operating income (loss)	(1,725)	73	(82)	-	(1,734)
Net interest expense	(86)	13	(13)	-	(86)
Foreign exchange on long-term monetary items	137	-	-	-	137
Income tax expense	(5)	-	17	-	12
Other non operating items	(192)	-	(4)	-	(196)
	(146)	**13**	**-**	**-**	**(133)**
Segment Results	**$ (1,871)**	**$ 86**	**$ (82)**	**$ -**	**$ (1,867)**

d) Includes Jazz transportation revenues and costs from Jazz operations as reported prior to implementation of the capacity purchase agreement on September 30, 2004.

For passenger revenue, the allocation to geographic destinations is determined based on flight destination.

	Successor Company	Predecessor Company	
	Period ended December 31 2004	Nine months ended September 30 2004	Twelve months ended December 31 2003
Passenger revenue			
Canada	$ 713	$ 2,236	$ 2,919
US Transborder	321	1,160	1,578
Atlantic	318	1,212	1,472
Pacific	204	650	502
Other	125	370	387
Total passenger revenue	**$ 1,681**	**$ 5,628**	**$ 6,858**

Cargo revenues are not allocated by geographic destination as these revenues are not significant. Non-transportation revenues are primarily attributable to Canada.

PROPERTY AND EQUIPMENT

ACE is a Canadian based domestic and international carrier and while the Corporation's flight equipment is used on various routes internationally, for purposes of segment reporting, the Corporation attributes the location of flight equipment to Canada. As a consequence, substantially all of the Corporation's property and equipment and goodwill are related to operations in Canada.

22. COMMITMENTS

Air Canada has signed definitive purchase agreements with Empresa Brasileira de Aeronautica S.A. ("Embraer"), and Bombardier Inc. ("Bombardier"). The agreement with Embraer covers firm orders for 45 Embraer 190 series aircraft as well as 15 Embraer 175 series aircraft. The purchase agreement also contains rights to exercise options for up to 60 additional Embraer 190 series aircraft as well as providing for conversion rights to other Embraer models. Deliveries of the Embraer 175 series aircraft are scheduled to commence in July 2005, with the Embraer 190 series deliveries scheduled to begin in November 2005. The agreement with Bombardier covers firm orders for 15 Bombardier CRJ700 Series 705 aircraft and 30 Bombardier CRJ200 aircraft of which 15 of the Bombardier CRJ200 may be cancelled without penalty. The purchase agreement also contains options for an additional 45 aircraft. Deliveries of the 50-seat Bombardier CRJ200 commenced in October 2004, with the 75-seat CRJ700 Series 705 deliveries scheduled to begin in May 2005. The first 8 of the CRJ200 aircraft were delivered in 2004. These aircraft are being accounted for as operating leases. The estimated aggregate cost of the future firm deliveries approximates US$1.9 billion excluding the 15 Bombardier CRJ200 aircraft which may be cancelled without penalty. The estimated aggregate cost is based on aircraft delivery prices that have been escalated at 3 percent per annum. The Corporation has received financing commitments from the manufacturers and a third party for the entire commitment. Payments under the commitments of US$1,919 are payable as follows:

	US
2005	$ 833
2006	466
2007	597
2008	23
2009	-
	$ 1,919

Other purchase commitments for 2005 for property, ground equipment and spare parts, amount to approximately $89.

Future minimum lease payments under existing operating leases of aircraft and other property amount to $3,347 (December 31, 2003 $5,417) using period end exchange rates.

	Aircraft	Other Property
2005	$ 498	$ 96
2006	452	57
2007	441	48
2008	326	46
2009	322	33
Thereafter	912	116
	$ 2,951	$ 396

Lease payments for aircraft classified as capital leases for accounting purposes are disclosed in note 12 "Long-Term Debt and Capital Lease Obligations".

The future minimum noncancelable commitments under the capacity purchase agreements with unaffiliated regional carriers are $10 in 2005.

23. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Under its risk management policy, the Corporation may manage its exposure to changes in interest rates, foreign exchange rates and jet fuel prices through the use of various derivative financial instruments. Senior management is responsible for setting acceptable levels of risk and reviewing risk management activities as necessary. The Corporation uses derivative financial instruments only for risk management purposes, not for generating trading profit.

As a result of CCAA filings, the majority of derivative contracts were terminated during 2003, with the exception of the currency swap agreements noted below.

INTEREST RATE RISK MANAGEMENT

The Corporation may enter into forward interest rate agreements, with maturities of less than 18 months, to manage the risks associated with interest rate movement on US and Canadian floating rate debt and investments. The Corporation has no forward interest rate agreements outstanding as at December 31, 2004.

FOREIGN EXCHANGE RISK MANAGEMENT

The Corporation may enter into certain foreign exchange forward contracts or currency swaps to manage the risks associated with foreign currency exchange rates. The Corporation has no foreign exchange forward contracts outstanding as at December 31, 2004.

The Corporation has entered into currency swap agreements for five Canadair Regional Jet operating leases until lease terminations in 2007. These currency swaps, with unrelated creditworthy third parties, were put in place on the inception of the leases and have a fair value at December 31, 2004 of $12 in favour of the third parties (2003 $7 in favour of unrelated creditworthy third parties), taking into account foreign exchange rates in effect at that time. These have not been designated as hedges for hedge accounting purposes.

The Predecessor Corporation had entered into currency swaps with an unrelated creditworthy third party for three Airbus A330 operating leases until 2010. These currency swaps were terminated during the quarter ended September 30, 2004. The fair value of these currency swaps at December 31, 2003 was $19 in favour of the Corporation.

FUEL PRICE RISK MANAGEMENT

The Corporation may enter into contracts with financial intermediaries to manage its exposure to jet fuel price volatility. The Corporation has no fuel hedging agreements outstanding as at December 31, 2004.

CONCENTRATION OF CREDIT RISK

The Corporation does not believe it is subject to any significant concentration of credit risk. Cash and short-term investments are in place with major financial institutions, Canadian governments and major corporations. Accounts receivable are generally the result of sales of tickets to individuals through geographically dispersed travel agents, corporate outlets, or other airlines, often through the use of major credit cards.

STATEMENT OF FINANCIAL POSITION FINANCIAL INSTRUMENTS - FAIR VALUES

The carrying amounts reported in the consolidated statement of financial position for the Successor Company and Predecessor Company for cash and short-term investments, accounts receivable and accounts payable approximate fair values due to the immediate or short-term maturities of these financial instruments.

The fair value of long-term debt and capital lease obligations for the Successor Company approximates net book value given the fair valuing of liabilities under fresh start reporting as at September 30, 2004 as described further in Note 5. The fair value of long-term debt, including the current portion, and subordinated perpetual debt in the Predecessor Company was not reasonably determinable given the status of the Predecessor Company while under credit protection.

24. CONTINGENCIES, GUARANTEES AND INDEMNITIES

CONTINGENCIES

The Predecessor Company as well as Zip Air, Inc. have filed an action in the Ontario Superior Court against WestJet Airlines Ltd. (WestJet) and seven of its current and former employees, arising out of their misuse of Air Canada's confidential information relating to flights and load factors from an internal web site. The Predecessor Company successfully sought an injunction prohibiting WestJet from making further use of the confidential information. The claim seeks an order requiring WestJet to disgorge incremental revenue and profits arising from the misuse of such confidential information, damages for spoliation and punitive damages aggregating in excess of $220. WestJet and Mark Hill have each counterclaimed against Air Canada, Zip Air Inc, IPSA (security firm engaged by Air Canada) and two of the latter's employees alleging trespass and illegal access and use of confidential information of WestJet and Mark Hill. The claim is for $10 plus certain other unquantified damages. In addition, WestJet has filed a separate lawsuit against the Predecessor Company, Zip Air, Inc., and certain of their present and former officers alleging abuse of process, tortious litigation and conspiracy to injure WestJet. The amount claimed is $30 million plus other unquantified damages.

The above-described litigation is at a preliminary stage. It is the opinion of Management that the claims and counterclaims of WestJet and Hill are without merit and further that the resolution of these lawsuits will not have a material adverse effect on the Corporation's consolidated financial position. The outcome of these claims and counterclaims cannot be determined at this point and the financial statements do not include any amounts related to these claims or counterclaims.

Complaints filed in 1991 and 1992 with the Canadian Human Rights Commission against Air Canada and the former Canadian Airlines International on behalf of flight attendants at the two airlines alleging discrimination in negotiated wages were referred to the Canadian Human Rights Tribunal in 1996 for inquiry. By agreement of all parties, the inquiry before the Tribunal was limited to whether flight attendants at each airline were in the same establishment as pilots and technical operations personnel. Under the applicable legislation, a complaint can only compare the value of employees work and their wages if they work in the same establishment. In December 1998 the Tribunal found that pilots, flight attendants and technical operations personnel were in different establishments at each airline. This decision was upheld on judicial review by the Federal Court Trial Division, but overturned by the Federal Court of Appeal in 2004. Air Canada successfully sought leave to appeal to the Supreme Court of Canada from the Federal Court of Appeal's decision. Air Canada's appeal is scheduled to be heard in December 2005. The Company believes, supported by counsel, that it has good defences to the complaints and has taken the position that they should be dismissed.

Various other lawsuits and claims, including claims filed by various of the Company's labour groups, are pending by and against the Successor Company and provisions have been recorded where appropriate. It is the opinion of management that final determination of these claims will not have a significant material adverse effect on the financial position or the results of the Corporation.

Claims against the Predecessor Company, whether filed or unfiled, for events that occurred before April 1, 2003 and in certain cases up to September 30, 2004 (as described in Note 2) have been compromised and discharged pursuant to the CCAA Plan and Sanction Order.

RESIDUAL VALUE GUARANTEES IN AIRCRAFT LEASING AGREEMENTS

Under certain aircraft lease agreements accounted for as operating leases, the Corporation may be required to provide residual value support not exceeding $382. Any potential payment under the guarantee would be payable on lease expiry, and the amount of the loss is dependent on the net proceeds received on the sale of the aircraft, or the fair value of the aircraft in the event that the Corporation exercises its purchase option, where applicable. The current carrying value of amounts recorded under residual value guarantees is $133 and is included in the unfavourable contract liability recorded under these leases.

With respect to 35 GECC owned aircraft leases and 10 GECC managed aircraft leases, the difference between the amended rents and amounts due under the original lease contracts will be forgiven at the expiry date of the leases if no material defaults have occurred. If a material default occurs, this difference plus interest will become due and payable and all future rent will be based on the original contracted rates. Rent expense is being recorded on the renegotiated lease agreements and any liability would be recorded only at the time management believes the amount is likely to occur.

GUARANTEES IN FUEL FACILITIES ARRANGEMENTS

The Corporation participates in fuel facilities arrangements, along with other airlines that contract for fuel services at various airports in Canada. The Fuel Facilities Corporations operate on a cost recovery basis. The purpose of the Fuel Facilities Corporations is to own and finance the system that distributes the fuel to the Contracting Airlines, including leasing the Land Rights under the land lease. The aggregate debt of the Fuel Facilities Corporations in Canada as at December 31, 2004 is approximately $135, which is the Successor Company's maximum exposure to loss without taking into consideration any cost sharing that would occur amongst the other contracting airlines. The Successor Company views this loss potential as remote. Each Contracting Airline shares pro rata, based on system usage, in the guarantee of this debt.

Under the terms of its land leases, the Fuel Facilities Corporations have an obligation to restore the land to vacant condition at the end of the lease and to rectify any environmental damage for which it is responsible. No provision has been recorded by the Fuel Facilities Corporations for such costs. If it was found that the Fuel Facilities Corporations had to contribute to any remediation costs, each Contracting Airline would share pro rata, based on system usage, in the costs.

INDEMNIFICATION AGREEMENTS

The Corporation enters into real estate leases or operating agreements, which grant a license to the Corporation to use certain premises, in substantially all cities that it serves. It is common in such commercial lease transactions for the Corporation as the lessee to agree to indemnify the lessor and other related third parties for tort liabilities that arise out of or relate to the Corporation's use or occupancy of the leased or licensed premises. In some cases, this indemnity extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by their gross negligence or wilful misconduct. Additionally, the Corporation typically indemnifies such parties for any environmental liability that arises out of or relates to its use or occupancy of the leased or licensed premises.

In aircraft financing or leasing agreements, the Corporation typically indemnifies the financing parties, trustees acting on their behalf and other related parties and/or lessors against liabilities that arise from the manufacture, design, ownership, financing, use, operation and maintenance of the aircraft and for tort liability, whether or not these liabilities arise out of or relate to the negligence of these indemnified parties, except for their gross negligence or wilful misconduct. In addition, in aircraft financing or leasing transactions, including those structured as leveraged leases, the Corporation typically provides indemnities in respect of certain tax consequences.

Under its general by-laws, the Corporation has indemnification obligations to its directors and officers. Pursuant to such obligations, the Corporation indemnifies these individuals, to the extent permitted by law, against any and all claims or losses (including amounts paid in settlement of claims) incurred as a result of their service to the Corporation.

The maximum amount payable under the foregoing indemnities cannot be reasonably estimated. The Corporation expects that it would be covered by insurance (subject to deductibles) for most tort liabilities and related indemnities described above.

25. ACE AVIATION HOLDINGS INC. / AIR CANADA DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

(Canadian dollars – millions except per share data)

The consolidated financial statements of the Corporation (and Predecessor Company) have been prepared in accordance with Canadian generally accepted accounting policies ("Canadian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States (US GAAP). The following represents the principal differences affecting statements of operations and retained earnings (deficit), financial position, and cash flows as well as additional disclosures required by US GAAP.

As outlined in notes 1, 2, 3 and 5, Air Canada emerged from creditor protection on September 30, 2004 and became a subsidiary of ACE Aviation Holdings Inc.

	Successor Company - ACE (note 3)	Predecessor Company - Air Canada (note 3)	
	Period ended December 31, 2004	**Nine months ended September 30, 2004**	**Twelve months ended December 31, 2003**
Income (loss) for the period in accordance with Canadian GAAP	$ 15	$ (895)	$ (1,867)
Aircraft introduction costs (1)	-	5	9
Derivative instruments (2)	-	(32)	46
Aircraft lease adjustment (3)	-	-	70
Residual value guarantee adjustment (4)	-	14	66
Pension valuation allowance (5)	-	(6)	(1)
Pre-operating costs (6)	-	6	5
Convertible securities (7)	(99)	-	19
Variable interest entity adjustment (8)	35	11	-
Employee severance costs (10)	-	-	-
Gain on discharge of compromised liabilities (9)	-	7,056	-
Fresh start reporting (9)	-	(1,501)	-
Income adjustments for the period before the following	(64)	5,553	214
Cumulative effect of change in accounting policy - Variable interest entity adjustment (8)	-	(178)	-
Income tax adjustment	(2)	-	-
Non-controlling interest - Variable interest entity adjustment (8)	(2)	(5)	-
Respective period income adjustments	(68)	5,370	214
Income (loss) for the period in accordance with US GAAP	**(53)**	**4,475**	**(1,653)**
Minimum pension liability adjustment (5)	(2)	(2)	(284)
Adjustment related to derivative instruments (2)	-	-	12
Fresh start reporting (9)	-	491	-
Comprehensive income (loss) for the period in accordance with US GAAP	**$ (55)**	**$ 4,964**	**$ (1,925)**
Earnings (loss) per share - US GAAP			
- Basic	$ (0.65)	$ 38.27	$ (13.75)
- Diluted	$ (0.65)	$ 33.05	$ (13.75)

	December 31, 2004 Successor Company	December 31, 2003 Predecessor Company
Property and equipment		
Balance under Canadian GAAP	$ 3,696	$ 1,700
Aircraft lease adjustment [3]	-	358
Variable interest entity adjustment (accumulated depreciation $24) [8]	1,417	-
Balance under US GAAP	**$ 5,113**	**$ 2,058**
Deferred charges		
Balance under Canadian GAAP	$ 167	$ 2,340
Aircraft lease adjustment [3]	-	(136)
Derivative instruments [2]	-	(13)
Aircraft introduction costs [1]	-	(12)
Deferred finance charges [7]	(6)	-
Pre-operating costs [6]	-	(6)
Variable interest entity adjustment [8]	(15)	-
Balance under US GAAP	**$ 146**	**$ 2,173**
Goodwill		
Balance under Canadian GAAP	$ -	$ 510
Pension valuation allowance [5]	-	(75)
Employee severance costs [10]	-	(100)
Amortization adjustment [10]	-	9
CAIL equity accounting adjustment [10]	-	(124)
Goodwill [9]	1,583	-
Balance under US GAAP	**$ 1,583**	**$ 220**
Intangible Assets		
Balance under Canadian GAAP	$ 2,691	$ 164
Variable interest entity adjustment [8]	(39)	-
Goodwill [9]	11	
Balance under US GAAP	**$ 2,663**	**$ 164**
Other assets		
Balance under Canadian GAAP	$ 137	$ 485
Derivative instruments [2]	-	27
Minimum pension liability adjustment [5]	-	446
CAIL pension adjustment		144
Variable interest entity adjustment [8]	111	
Balance under US GAAP	**$ 248**	**$ 1,102**
Current portion of long-term debt		
Balance under Canadian GAAP	$ 218	$ 173
Variable interest entity adjustment [8]	77	-
Balance under US GAAP	**$ 295**	**$ 173**
Long-term debt and capital lease obligations		
Balance under Canadian GAAP	$ 2,328	$ 332
Aircraft lease adjustment [3]	-	241
Variable interest entity adjustment [8]	1,230	-
Balance under US GAAP	**$ 3,558**	**$ 573**
Convertible preferred shares		
Balance under Canadian GAAP	$ 132	$ -
Reclassification of preferred shares [7]	(132)	-
Balance under US GAAP	**$ -**	**$ -**
Pension and other benefit liabilities		
Balance under Canadian GAAP	$ 2,344	$ 964
Minimum pension liability adjustment [5]	2	930
Balance under US GAAP	**$ 2,346**	**$ 1,894**

	December 31, 2004 Successor Company	December 31, 2003 Predecessor Company
Other long-term liabilities		
Balance under Canadian GAAP	$ 1,645	$ 1,216
Preferred shares - embedded derivative [7]	180	-
Variable interest entity adjustment [8]	(156)	
Residual value guarantee adjustment [4]	-	156
Balance under US GAAP	**$ 1,669**	**$ 1,372**
Minority interest		
Balance under Canadian GAAP	$ -	$ -
Variable interest entity adjustment [8]	178	-
Balance under US GAAP	**$ 178**	**$ -**
Temporary equity		
Balance under Canadian GAAP	$ -	$ -
Reclassification of convertible preferred shares [7]	167	125
Balance under US GAAP	**$ 167**	**$ 125**
Shareholders' equity		
Balance under Canadian GAAP	$ 203	$ (4,155)
Convertible securities [7]	(5)	(25)
Reclassification of preferred shares [7]		(125)
Current year income adjustments	(68)	214
Convertible preferred shares [7]	(117)	
Variable interest entity adjustment [8]	112	
Goodwill recorded at fresh start [9]	1,596	
Current year adjustments for comprehensive income		
Derivative instruments adjustment [2]		12
Minimum pension liability adjustment [5]	(2)	(284)
Cumulative prior year adjustments for:		
Convertible securities [7]		6
CAIL equity accounting adjustment [10]		(124)
Goodwill amortization adjustment [10]		9
Aircraft introduction costs [1]		(21)
Derivative instruments [2]		(27)
Aircraft lease adjustment [3]		(89)
Residual value guarantee adjustment [4]		(222)
Future income tax		108
Pension valuation allowance [5]		15
Employee severance costs [10]		(173)
Pre-operating costs [6]		(11)
Comprehensive income		
Minimum pension liability adjustment [5]		(187)
Derivative instruments [2]		(10)
Balance under US GAAP	**$ 1,719**	**$ (5,089)**

	Successor Company - ACE (note 3)	Predecessor Company - Air Canada (note 3)	
	Period ended December 31, 2004	Nine months ended September 30, 2004	Twelve months ended December 31, 2003
Cash flows from (used for)			
Operating - Canadian GAAP	$ (426)	$ 360	$ 139
Addback: principal repayments on variable interest entities and lease accounting	10	59	-
Operating - US GAAP	(416)	419	139
Financing - Canadian GAAP	1,251	253	22
Less: principal repayments on variable interest entities and lease accounting	(10)	(59)	-
Financing - US GAAP	1,241	194	22
Investing	(150)	(326)	(49)
Increase (decrease) in cash and cash equivalents	675	287	112
Cash and cash equivalents, beginning of period	-	670	558
Cash and cash equivalents transferred to the Successor Company	957	(957)	-
Cash and cash equivalents, end of period	**$ 1,632**	**$ -**	**$ 670**

1. Aircraft Introduction Costs

Under Canadian GAAP, the Predecessor Company deferred and amortized aircraft introduction costs. Under US GAAP, these costs are expensed as incurred. The Successor Company expenses aircraft introduction costs as incurred. Under Canadian GAAP, the Predecessor Company recorded amortization expense of $5 for the nine months ended September 30, 2004 (2003 - $9).

2. Derivative Financial Instruments

Prior to January 1, 2004, under Canadian GAAP, the Predecessor Company disclosed the nature and fair value of derivative instruments qualifying as hedges. The fair values of derivative instruments were not recorded on the statement of financial position. The Predecessor Company applied hedge accounting to financial instruments being hedged by anticipated transactions as explained in note 2 to the audited financial statements of Air Canada for the year ended December 31, 2003. On April 1, 2003 as a result of the creditor protection proceedings, all derivative instruments were terminated by third parties with the exception of certain derivatives instruments related to operating lease commitments.

Under US GAAP, all derivatives are recorded on the balance sheet at fair value. The Corporation and Predecessor Company has elected not to designate any derivatives as hedging instruments for US GAAP purposes and as such, changes in the fair value of all derivative instruments are recorded in income.

As described in note 4, effective January 1, 2004 under Canadian GAAP, derivative instruments that are not part of a designated hedging relationship are recorded at fair value, with changes in fair value recognized currently in income. The opening deferred credit related to the fair value adjustment of the Predecessor Company is amortized over the life of the related derivative instruments. Under US GAAP, this deferred credit is reversed to income. As a result of the application of fresh start reporting, this deferred credit was valued at nil in the Successor Company.

3. Lease Accounting

Under Canadian GAAP, certain of the Corporation's and the Predecessor Company's aircraft leases are accounted for as operating leases. Under US GAAP, for periods prior to January 1, 2004, certain of the Predecessor's aircraft leases are accounted for as if they were owned, with the assets, liabilities, expenses and cash flows related to these aircraft reported as such in the Predecessor's financial statements. Effective with the adoption of FIN 46R – Consolidation of Variable Interest Entities on January 1, 2004, the previous US GAAP guidance under EITF 96-21 that resulted in the consolidation of these entities has been nullified (see footnote 8). The adjustment reflects the reversal of rent expense recorded under Canadian GAAP for 2003 of $51, depreciation of $21, foreign exchange gain (loss) of $58 and interest expense of $18.

4. Residual Value Guarantees under Operating Leased Aircraft

Under Canadian GAAP, the portion of the gain on sale-leasebacks that includes a residual value guarantee is deferred until the end of the lease term for leases entered into after September 1999, whereas under US GAAP, the amount would be deferred until the end of the lease term for leases entered into after September 1986. Further under Canadian GAAP, the expected deficiency under a residual value guarantee is accrued over the remaining lease term irrespective of the end of lease term options for leases entered into after September 1999; however, under US GAAP, the accrual of an expected deficiency is required for leases entered into after September 1996. In the Successor Company, all aircraft lease agreements with residual value guarantees are consolidated under the Variable Interest Entity adjustment described under note 8. The adjustment for the nine months ended September 30, 2004 relates to the amortization of the previous accrual of the residual value guarantee on renegotiated leases where the residual value guarantee has been removed.

5. Employee Future Benefits

Under Canadian GAAP, a minimum pension liability is not recognized if the accumulated benefit obligation related to employee pensions exceeds the fair value of plans assets; however, a pension valuation allowance is required to limit the pension asset to the amount that can be realized in the future. Under US GAAP, a minimum pension liability has been recorded (including the recognition of an intangible asset related to prior period services as applicable in the Predecessor Company); however, a pension valuation allowance is not permitted.

6. Pre-operating Costs

Under Canadian GAAP, eligible pre-operating costs are deferred and amortized. Under US GAAP, these costs are expensed as incurred. Under Canadian GAAP, the Predecessor Company recorded amortization expense of $6 for the nine months ended September 30, 2004 (2003 - $5), related to the development of ZIP and Destina.

7. Convertible Securities

Under Canadian GAAP, proceeds from the issue of convertible securities are split between their liability and equity components, resulting in a discount that is amortized to expense over the term of the security. In addition, under Canadian GAAP, the direct costs of issuing the securities are split with costs related to the liability component included in deferred charges and the costs related to the equity component netted against the equity component. Under US GAAP, the convertible preferred shares issued by the Successor Company contain an embedded derivative which has been reported separately as an other long-term liability at its fair value of $180 as at December 31, 2004 ($76 as at September 30, 2004). The convertible preferred shares were initially recorded at $162 which is the proceeds received less direct costs of issuance and the fair value of the embedded derivative, as of the date of issuance, and is included in temporary equity as the conditions of redemption are not solely within the control of the Successor Company. The adjustment to deferred charges reflects applying the direct costs of issuance, recorded in deferred charges under Canadian GAAP, against the amount recorded in temporary equity.

During 2003 under Canadian GAAP, the Predecessor Company recorded a reorganization and restructuring charge of $19 in order to reflect the debenture balance at the anticipated claim amount. This charged is reversed under US GAAP as the convertible securities are treated as long-term debt in their entirety.

Under Canadian GAAP, the liability component of the convertible security is accreted to the redemption value of over the period to the redemption date with the charge recorded as interest expense in addition to any contractual payments. Under US GAAP, interest expense only includes the contractual payments related to the convertible debentures. For the convertible preferred shares, the changes in the fair value of the embedded derivative is included in income and the accretion of the temporary equity to the redemption value over the period to redemption is reflected as a charge to retained earnings.

The adjustment reflects the reversal of interest expense under Canadian GAAP of $5 (September 30, 2004 – nil; 2003 - $19); change in the fair values of the embedded derivative amounted to $104 (Predecessor – nil); and the amount charged to retained earnings under US GAAP of $5 (Predecessor – nil).

8. FIN46R – Consolidation of Variable Interest Entities

On January 1, 2004, the Predecessor Company was required to adopt the provisions of Interpretation No. 46R – Consolidation of Variable Interest Entities ("FIN 46R"), issued by the Financial Accounting Standards Board. An entity is subject to FIN 46R and is called a variable interest entity ("VIE") if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that will absorb a majority of the expected losses or will receive the majority of the expected residual returns or both, as a result of ownership, contractual or other financial interests in the VIE. Under Canadian GAAP, VIEs are only required to be consolidated for periods commencing on or after January 1, 2005.

Air Canada entered into aircraft and engine lease transactions with several special purpose entities that qualify as VIEs under FIN46R. As a result of the adoption of FIN 46R, the Predecessor Company has consolidated leasing entities covering 51 aircraft and 22 engines accounted for as operating leases under Canadian GAAP. On initial adoption of FIN46R, the consolidation of VIEs where the Predecessor Company was the primary beneficiary for the period has resulted in the following adjustments to the consolidated statement of financial position under US GAAP:

Increase to property and equipment	$ 2,158
Increase to accumulated depreciation	(464)
Decrease to deferred charges	(488)
Increase to other assets	123
Increase to current portion of long-term debt	90
Increase to long-term debt	1,406
Increase to non-controlling interest	331
Decrease to deferred credits	(308)
Cumulative effect of change in accounting policy	$ (190)

The adjustments to other assets represents restricted cash held in the variable interest entities.

The previously reported cumulative effect of a change in accounting policy in the unaudited third quarter 2004 consolidated financial statements related to the implementation of FIN46R has been increased by a charge of $136. Adjustments related to deferred charges and deferred credits reverse amounts deferred for aircraft lease payments in excess of or less than rent expense.

The following disclosure relates to the arrangements in existence in the aircraft and engine VIEs; consolidation of these VIEs under FIN46R does not alter the underlying contractual arrangements between Air Canada, as lessee and the VIE, as lessor. The long-term debt in the VIEs has maturities ranging from 2007 to 2017 at interest rates ranging from 3.0-8.7%. As a result of fresh start reporting as described in item 9, the debt has been revalued to an effective interest rate of 8%. The aircraft are charged as collateral against the debt by the owners thereof. The creditors under these leasing arrangements have recourse to Air Canada, as lessee, in the event of default or early termination of the lease and in certain other circumstances. The events of default are customary in aircraft lease arrangements.

Certain of VIEs are not Canadian based entities and many of the monetary assets and liabilities of the VIEs are denominated in foreign currencies, principally US dollars. Monetary assets and liabilities of the VIEs are translated at rates of exchange in effect at the date of the consolidated statement of financial position. Non monetary items are translated at historical exchange rates.

Principal repayment requirements on aircraft and engine debt consolidated under FIN46 through to 2009 are as follows:

	2005	2006	2007	2008	2009
Total payments	178	164	205	191	123
Less applied to interest	101	94	89	80	71
Principal reduction	77	70	116	111	52

These commitments, under Canadian GAAP, are included as operating lease commitments (note 24).

Air Canada and Jazz participate in fuel facilities arrangements, along with other airlines that contract for fuel services at various domestic airports. The Fuel Facilities Corporations in Canada are not-for-profit organizations incorporated under federal or provincial business corporations acts in order to acquire, finance and lease assets used in connection with the fuelling of aircraft and ground support equipment. The Fuel Facilities Corporations operate on a cost recovery basis.

Under FIN46R, the Predecessor Company was and the Corporation is the primary beneficiary of certain of the Fuel Facilities Corporations. On January 1, 2004 the Predecessor Company consolidated three Fuel Facilities Corporations, resulting in an opening January 1, 2004 increase to property and equipment of $67, long term debt of $47, minority interest of $8 and a cumulative effect of a change in accounting policy of $12. The long-term debt has an average stated interest rate of 5%, with varying maturities. The debt is secured by a general security agreement covering all assets of the Fuel Facility Corporation. Under the terms of the land lease, the Fuel Facility Corporation has the obligation to restore the land to vacant condition at the end of the lease and to rectify any environmental damage for which is it responsible. The Successor Company has recorded an obligation of $2 ($12 undiscounted) representing the present value of the decommissioning and remediation obligations at the end of the lease, with lease term expiry dates ranging from 2032 to 2039. This estimate is based on numerous assumptions including the overall cost of decommissioning and remediation and the selection of alternative decommissioning and remediation approaches.

The remaining five fuel facilities in Canada that are not consolidated have aviation facilities assets recorded of approximately $103 and debt of approximately $90, which is Successor Company's maximum exposure to loss without taking into consideration any cost sharing that would occur amongst the other contracting airlines and any value of the assets. The Successor Company views this loss potential as remote.

For all entities consolidated under FIN46, depreciation expense of $24 (Predecessor - $73), interest expense of $24 (Predecessor - $80) and a foreign exchange gain of $53 (Predecessor - $30) was recorded for the period ended December 31, 2004 offset by the reversal of aircraft rent expense of $30 (Predecessor - $134) recorded under Canadian GAAP.

Upon the application of fresh start reporting, the assets and liabilities of the VIEs consolidated by the Successor Company were adjusted to fair value, resulting in certain differences between the amounts reported by the VIE and the amounts reported in the consolidated statement of financial position.

9. Fresh Start Reporting

Under Canadian GAAP, the effects of the fresh start reporting adjustments, including the settlement of the compromised debt, are accounted for as a capital transaction and recorded within the Predecessor's shareholders' equity. Under US GAAP, the effect of the fresh start reporting adjustments, including the settlement of the compromised debt, are reflected in the Predecessor's statement of operations. See item 13 a) below for additional disclosures regarding fresh start reporting.

Under Canadian GAAP, upon emergence from creditor protection, the identifiable assets and liabilities of an enterprise are revalued based on the fair values of such assets and liabilities in a manner similar to that used for a business combination. The difference between the fair value of the Successor's equity over the fair value of the identifiable assets and liabilities is not permitted to be recorded as an asset (goodwill) under Canadian GAAP. US GAAP does not prohibit the recognition of goodwill to the extent that the reorganization value exceeds the fair value of the specific tangible and identifiable intangibles of the Successor. The resulting goodwill under US GAAP is not amortized and is subject to an impairment test on an annual basis or earlier if an event occurs or circumstances change that would more likely than not reduce of the fair value of the respective reporting unit below the carrying amount.

Under Canadian GAAP, the benefit of future income tax assets that exist at fresh start, and for which a valuation allowance is recorded against, will be recognized first to reduce to nil any remaining intangible assets (on a pro-rata basis) that were recorded upon fresh start reporting with any remaining amount as a credit to shareholders' equity. Under US GAAP the benefit of future income tax assets that exist at fresh start will be recognized first to reduce to nil any goodwill, then intangibles with any remaining amount taken to income. As a result, under US GAAP the Successor recorded an increase of $11 to intangibles, a reduction of $13 to goodwill and a tax expense of $2.

10. Goodwill Amortization and Employee Severance Costs

Under Canadian GAAP, for business combinations prior to January 1, 2003, liabilities assumed on the purchase of a business may include benefits to be paid to employees for their voluntary termination provided certain criteria are met. The treatment of these costs as an assumed liability results in an increase in goodwill recognized on the acquisition. Under US GAAP, a liability and expense for such benefits is required to be expensed by the acquirer in the period employees accept the offer rather than as an adjustment of goodwill. For periods subsequent to January 1, 2001, there is no GAAP difference related to the statement of operations as goodwill is no longer amortized for both Canadian and US GAAP.

Under Canadian GAAP, investments accounted for by the cost method are not restated retroactively to the equity method when the investor acquires control of the business and thus consolidates the investment. US GAAP requires this restatement. As a result of the retroactive application of the equity method under US GAAP in 2000, goodwill reported for the acquisition under Canadian GAAP differs from that reported for US GAAP.

11. Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners. Cumulative other comprehensive income (loss) as at December 31, 2004 is $(2), (2003 $(469)). For the periods presented, under Canadian GAAP, the Predecessor and the Successor were not permitted to use the concept of comprehensive income. The adjustments to cumulative other comprehensive income relate mainly to the minimum pension liability adjustment described under item 5.

12. Earnings per share

	Successor Company - ACE (note 3)	Predecessor Company - Air Canada (note 3)	
	Period ended December 31, 2004	Nine months ended September 30, 2004	Twelve months ended December 31 2003
Numerator:			
Numerator for basic earnings per share:			
Income (loss)	$ (53)	$ 4,475	$ (1,653)
Accretion of convertible preferred shares	(5)	-	-
Settlement of convertible debentures	-	125	-
Adjusted numerator for income (loss) per share	(58)	4,600	(1,653)
Effect of potential dilutive securities:			
After tax income from:			
Convertible preferred shares	3	-	-
Convertible subordinated debentures	-	-	3
Add back anti-dilutive impact	(3)	-	(3)
Adjusted income (loss) for diluted earnings per share	**$ (58)**	**$ 4,600**	**$ (1,653)**
Denominator:			
Denominator for basic earnings per share:			
Weighted-average shares	89	120	120
Effect of potential dilutive securities:			
Stock options	1	-	-
Class A non-voting preferred shares	-	10	10
Convertible subordinated debentures	-	9	9
Convertible preferred shares	9		
	10	19	19
Add back anti-dilutive impact	(10)	-	(19)
Denominator for diluted earnings per share:			
Adjusted weighted-average shares	89	139	120
Basic earnings (loss) per share	**$ (0.65)**	**$ 38.27**	**$ (13.75)**
Diluted earnings (loss) per share	**$ (0.65)**	**$ 33.05**	**$ (13.75)**
Income (loss) per share before cumulative effect of change in accounting principle	$ (0.65)	$ 39.75	$ (13.75)
Impact of cumulative effect of change in accounting principle	-	(1.48)	-
Income (loss) per share	$ (0.65)	$ 38.27	$ (13.75)
Income (loss) per share, assuming dilution, before cumulative effect of change in accounting principle	$ (0.65)	$ 34.32	$ (13.75)
Impact of cumulative effect of change in accounting principle	-	(1.28)	-
Income (loss) per share, assuming dilution	$ (0.65)	$ 33.05	$ (13.75)

13. Supplementary Information under US GAAP

In the opinion of management, the consolidated financial statements prepared in accordance with Canadian GAAP and the US GAAP information included in this note reflect adjustments, consisting of normal recurring accruals, except for adjustments referred to above under FIN 46R – Consolidation of Variable Interest Entities and Fresh Start Reporting, which are necessary to present fairly the Successor and Predecessor Companies' financial position, results of operations and cash flows for the periods indicated.

a) Fresh start reporting

Note 5 describes the impact of fresh start reporting under Canadian GAAP.

For US GAAP, it was determined that the Successor Company's reorganization value was $11,753 as at September 30, 2004. The reorganization value represents the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the entity immediately after the plan of arrangement. The reorganization value does not include proceeds received from new investors outlined in Note 2. The reorganization value was determined with reference to the value established under the Rights Offering.

The fair values of the consolidated assets and liabilities of the Successor Company have been based on Management's best estimates and on valuation techniques as of September 30, 2004. Fresh start values reported in Note 17 to the unaudited Interim Third Quarter 2004 Consolidated Financial Statements were preliminary estimates; valuations have now been finalized and are reflected in these statements. The impact of changes since the Third Quarter 2004 Consolidated Financial Statements is an increase to assets of $37, a decrease to liabilities of $4 and an increase to Temporary Equity of $41. The previously reported unaudited income of the Predecessor for the nine months ended September 30, 2004 has been adjusted by $125 to $4,964 to remove the gain on the settlement of certain preferred shares of the Predecessor Company which should have been reported as a credit to deficit.

The effect of the Plan and other transactions on the Predecessor Company's consolidated balance sheet, as of September 30, 2004, is outlined in the table below and consists of the following components:

- Plan of Arrangement:

  Extinguishment of compromised liabilities of approximately $7,981 by the issuance of common shares of the Successor Company with a value of $925, resulting in a gain on extinguishment of debt in the amount $7,056 included in the statement of operations under US GAAP.

  Certain preferred shares with a carrying value of $125 were settled for a nominal amount resulting in a gain of $125 included as a credit to deficit.

  Exchange of the existing common shares of the Predecessor for new common stock of the Successor resulting in a reduction of common stock by $817 and an increase in contributed surplus by $817.

- Financing and Other Post-Emergence Transactions:

  The Rights Offering and Standby Purchase Agreement generated net proceeds of $852 in exchange for share capital. The Investment Agreement provided net cash proceeds of $238. As the convertible preferred shares include an embedded derivative, $76 was included in liabilities and $162 in temporary equity. Additional funds were received under the Exit Facility as described under the Global Restructuring Agreement providing cash of $227, net of costs of $13. Implementation of components of the Global Restructuring Agreement (other than the Exit Financing) resulting in a net cash outlay of $323, issuance of additional debt amounting to $63, acquisition of aircraft for $64 and settlement of certain obligations related to leases totaling $334. In addition, fees to the Corporation's advisors of $12 were paid on emergence.

- Fresh Start Reporting:

  Fresh start adjustments were recorded to reflect the fair values of assets and liabilities and the elimination of the contributed surplus and deficit. In the Predecessor Company, fresh start reporting resulted in a loss of $1,501 reported in income and a gain of $491 reported in comprehensive income.

	Air Canada Predecessor Company - September 30, 2004	Plan of Arrangement	Fresh Start Reporting	Equity and Other Financing Transactions	ACE Successor Company - September 30, 2004
ASSETS					
Current assets					
Cash and cash equivalents	$ 957	$ -	$ -	227	$ 1,939
				852	
				238	
				(335)	
Restricted cash	62	-	-	-	62
Accounts receivable	723	-	-	-	723
Spare parts, materials and supplies	190	-	11	-	201
Prepaid expenses	129	-	10	-	139
	2,061	-	21	982	3,064
Property and equipment	5,497	-	(456)	64	5,105
Deferred charges	2,661	-	(2,526)	13	148
Goodwill	220	-	1,376	-	1,596
Intangible assets	158	-	2,521	-	2,679
Other assets	1,166	-	(946)	-	220
TOTAL ASSETS	$ 11,763	$ -	$ (10)	$1,059	$12,812
LIABILITIES					
Liabilities not subject to compromise					
Current liabilities					
Accounts payable and accrued liabilities	$ 1,288	$ -	$ 23	$ -	$ 1,311
Advance ticket sales and loyalty program deferred revenues	861	-	268	-	1,129
Current portion of long-term debt and capital lease obligations	558	-	(230)	-	328
	2,707	-	61	-	2,768
Long-term debt and capital lease obligations	2,777	-	726	303	3,806
Future income taxes	8	-	235	-	243
Pension and other benefit liabilities	2,036		332		2,368
Other long-term liabilities	1,192	-	245	76	1,513
Minority Interest	344	-	(169)	-	175
Deferred credits	764	-	(430)	(334)	-
	9,828	-	1,000	45	10,873
Liabilities subject to compromise	7,981	(7,981)	-	-	-
	17,809	(7,981)	1,000	45	10,873
Temporary Equity	125	(125)	-	162	162
SHAREHOLDERS' EQUITY					
Share capital and other equity	817	925	(792)	852	1,777
		(25)			
Contributed surplus	25	150	(175)	-	-
Deficit	(6,522)	7,056	(534)	-	-
Other Comprehensive Loss	(491)		491	-	-
	(6,171)	8,106	(1,010)	852	1,777
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 11,763	$ -	$ (10)	$ 1,059	$12,812

b) Accounts payable and accrued liabilities

The components of accounts payable and accrued liabilities at December 31 are as follows:

	2004	2003
Trade payables	$ 408	$ 360
Accrued liabilities	224	275
Aircraft lease payment moratorium	-	523
Payroll related liabilities	404	310
Other	161	40
	$ 1,197	$ 1,508

c) Pension plans

The accrued benefit obligation for the defined benefit pension plans as at December 31, 2004 is $10,283 (2003 - $9,867). Total cash payments made by the Predecessor Company were $196 (2003 - $185) for the pension and other benefits for 2004. The Successor Company made cash payments in the amount of $123 for the pension and other benefits for 2004. The cash payments with respect to the pension plans are estimated to be $259 for 2005.

d) Consolidated statement of operations

The components of depreciation, amortization and obsolescence for the periods presented below are as follows:

	Successor Company	Predecessor Company	
	Period ended December 31, 2004	Nine months ended September 30, 2004	Twelve months ended December 31, 2003
Depreciation of tangible assets	$ 89	$ 332	$ 307
Amortization of intangible assets	17	-	-
Amortization of capitalized software costs	-	39	63
Obsolescence provision on spare parts materials and supplies	3	14	17
	$ 109	$ 385	$ 387

The components of other operating expenses for periods presented below are as follows:

	Successor Company	Predecessor Company	
	Period ended December 31, 2004	Nine months ended September 30, 2004	Twelve months ended December 31, 2003
Terminal handling and services	$ 47	$ 146	$ 196
Building rent and maintenance	31	93	130
Flight and cabin crew expense	28	89	130
Credit card fees	28	97	124
Miscellaneous fees and services	22	58	84
Advertising and promotion (a)	25	70	73
Customer maintenance and materials	28	55	66
Other	149	493	674
	$ 358	$ 1,101	$ 1,477

a) Advertising and promotion costs are expensed when incurred.

e) Rent expense, including aircraft rent, building and other equipment rentals, amounts to $113 for the period ended December 31, 2004 under the Successor Company ($484 for the nine months ended September 30, 2004 and $1,031 in 2003 under the Predecessor Company).

f) Capital lease commitments

As at December 31, 2004, obligations under capital leases for future minimum lease payments are as follows:

2005	$	284
2006		245
2007		270
2008		256
2009		154
Thereafter		1,139
Total minimum lease payments		2,348
Less amount representing interest		(778)
Total obligations under capital lease	**$**	**1,570**

g) Valuation and Qualifying Accounts and Reserves

		Balance at beginning of year		Additions charged to costs and expenses		Deductions/ Other		Balance at end of year
Allowance for obsolescence of spare parts, materials and supplies								
Predecessor Company 2003	$	135	$	17	$	(1)	$	151
Predecessor nine months ended September 30, 2004		151		14		(165)		-
Successor Company three months ended December 31, 2004	$	-	$	3	$	-	$	3
Allowance for uncollectible accounts								
Predecessor Company 2003	$	12	$	20	$	(18)	$	14
Predecessor nine months ended September 30, 2004		14		12		(9)		17
Successor Company three months ended December 31, 2004	$	17	$	2	$	(3)	$	16
Future income tax valuation allowance								
Predecessor Company 2003	$	1,044	$	611	$	-	$	1,655
Predecessor nine months ended September 30, 2004		1,655		678		-		2,333
Successor Company three months ended December 31, 2004	$	2,333	$	1	$	-	$	2,334

Upon the application of fresh start reporting, spare parts, materials and supplies were adjusted to replacement cost.
The increase to the future income tax valuation allowance includes the impact of the valuation allowance recorded for the nine months ended September 30, 2004 of $291, the impact of fresh start reporting and the future income tax liability recorded of $243.

New Accounting Policies

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). This standard replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). It requires that the compensation cost of share-based payment transactions be recognized in financial statements based on the fair value of the equity or liability instruments issued. The Corporation will adopt this statement as of the beginning the third quarter 2005. The Corporation is evaluating the impact of SFAS 123R, including the transition options for adoption of this standard, on our 2005 Consolidated Financial Statements. Under Canadian GAAP as described in note 4t), the fair value of stock options granted is recognized as a charge to salary and wage expense on a straight line basis over the applicable vesting period, with an offset to contributed surplus. The amount of compensation cost recognized at any date at least equals the value of the vested portion of the options at that date. When stock options are exercised, the consideration paid by employees, together with the amount in contributed surplus, is credited to share capital.

26. SUBSEQUENT EVENTS

Revolving Credit Facility

On February 7, 2005, ACE and Air Canada entered into a commitment letter with BMO Nesbitt Burns Inc. and its Canadian chartered bank parent in respect of the establishment of a senior secured syndicated revolving credit facility in favour of Air Canada, as borrower, in an aggregate amount of up to $300 or the US dollar equivalent, subject to satisfaction of certain conditions. The revolving credit facility will have a two year term which can be extended at Air Canada's option for additional one-year periods on each anniversary of closing starting on the second anniversary, subject to approval by a majority of the lenders. A swingline facility of up to $20 will also be provided for cash management and working capital purposes. The amount available to be drawn by Air Canada under the revolving credit facility will be limited to the lesser of $300 and the amount of a borrowing base determined with reference to certain eligible accounts receivable of Air Canada and certain eligible real property on owned and leased land of Air Canada. The credit facility will be secured by a first priority security interest and hypothec over the present and after acquired property of Air Canada, subject to certain exclusions and permitted encumbrances.

CRJ-200 Aircraft

On March 8, 2005, the Board of Directors approved the addition of eight Bombardier CRJ-200 aircraft to Jazz's fleet in 2005 under operating leases.

MD-11 Cargo Freighter Aircraft

On March 17, 2005, the Corporation announced the signing of a two-year lease agreement for an additional MD-11 Cargo freighter aircraft. As well, the Corporation announced an extension of an existing leased MD-11 Cargo freighter for a further two years effective March 1, 2005.

OFFICIAL LANGUAGES UPDATE

Throughout Air Canada's financial restructuring and re-emergence as ACE Aviation Holdings Inc., the Corporation has fully maintained its commitments with respect to providing services to passengers in both official languages. Budgets for language training and tuition reimbursement for customer contact staff and for translation services were either maintained or enhanced throughout the period of CCAA creditor protection lasting from April 1, 2003 to September 30, 2004. Tuition reimbursement for French or English language courses was the only exception to a company-wide freeze on tuition reimbursement. Further initiatives undertaken during that period to enhance bilingual services include:

- expanding in-house translation services into a 24-hour, seven-day-a-week operation;
- launching of an internal promotional campaign highlighting language training;
- provision of language training incentive premiums for flight attendants taking language training on their own time.

Our commitments to the federal Official Languages Commissioner are being met in full. These include

- holding regular meeting with the Commissioners' office to work out solutions to problems or complaints
- publicly account for our official languages performance in our annual reports
- work with our unions to find ways to improve service delivery in both official languages
- establish linguistic objectives and benchmark progress in achieving them
- continue to provide language training to customer contact employees as required.

Air Canada and Air Canada Jazz are under federal mandate – a mandate that doesn't apply to other Canadian airlines and is more exigent than that which applies to other former Crown Corporations. Yet, the Corporation is not eligible to receive any financial assistance for training that the government provides for its own employees. Nevertheless, Air Canada will always endeavor to serve all customers in the official language of their choice, not only because of the mandate, but because it makes good business sense. We do it on behalf of over 30 million passengers a year, and receive very few complaints from our customers related to language of service. Those complaints are investigated promptly, and remedial action is taken as required. We intend to do even better in the future as the airline expands and can add more full-time and part-time customer contact employees, the large majority of whom will be proficient in both official languages.

View our official languages action plan online:
http://www.aircanada.com/en/about/language/documents/linguistic-action-plan.pdf

Quarterly Financial and Operating Data

(unaudited)	2003	2003	2003	2003
				Predecessor Company
	Q1	Q2	Q3	Q4
Financial data - consolidated ($ millions)				
Operating revenues	1,745	1,597	1,901	1,615
Operating income (loss) before reorganization and restructuring items	(354)	(271)	18	(77)
Loss before foreign exchange on non-compromised long-term monetary items and income taxes	(415)	(555)	(277)	(769)
Income (loss) for the period	(270)	(566)	(263)	(768)
Cash flows from (used for) operations	(56)	188	27	(20)
Operating statistics - mainline-related operations				
Revenue passenger miles (millions)	9,186	8,653	11,171	8,878
Domestic	2,599	2,886	3,801	2,847
International	6,587	5,767	7,370	6,031
Available seat miles (millions)	12,626	11,889	14,416	12,409
Domestic	3,648	4,108	5,124	4,066
International	8,978	7,781	9,292	8,343
Passenger load factor	72.8%	72.8%	77.5%	71.5%
Domestic	71.2%	70.3%	74.2%	70.0%
International	73.4%	74.1%	79.3%	72.3%
Yield per revenue passenger mile (excl Aeroplan) (cents) [3]	16.7	15.9	15.1	**15.8**
Yield per revenue passenger mile (incl Aeroplan) (cents) [3]	16.7	15.9	15.1	**15.8**

(1) References to "Successor Company" refer to ACE and its subsidiaries' results for the period ended December 31, 2004, which represents three months of operations.

(2) Annual Supplementary Non-GAAP Combined Information (Combined), which is the combination of Air Canada's (Predecessor Company) operations and financial results for the nine months ended September 30, 2004 added to ACE Aviation Holdings Inc.'s (ACE) (Successor Company) operations and financial results for the period ended December 31, 2004.

(3) Beginning in October 2004, Aeroplan redemption revenues related to points redeemed for air travel on Air Canada and Jazz are reflected in passenger revenues. Prior to October 2004, these revenues were recorded in "other" revenues. Refer to the MD&A for additional information on the Loyalty Program.

				Successor Company - ACE[1]	Combined[2]
Air Canada					
2003	2004	2004	2004	2004	2004
Year	Q1	Q2	Q3	Q4	Year
6,858	2,121	2,221	2,496	2,062	8,900
(684)	(145)	22	243	(3)	117
(2,016)	(320)	(476)	(203)	(70)	(1,069)
(1,867)	(304)	(510)	(81)	15	(880)
139	63	114	183	(426)	(66)
37,888	9,648	10,382	12,371	9,252	41,653
12,133	2,743	3,233	3,806	2,890	12,672
25,755	6,905	7,149	8,565	6,362	28,981
51,340	13,096	13,215	15,267	12,189	53,767
16,946	3,772	4,129	4,769	3,701	16,371
34,394	9,324	9,086	10,498	8,488	37,396
73.8%	73.7%	78.6%	81.0%	75.9%	77.5%
71.6%	72.7%	78.3%	79.8%	78.1%	77.4%
74.9%	74.1%	78.7%	81.6%	75.0%	77.5%
15.9	15.2	15.6	15.4	15.6	15.4
15.9	15.2	15.6	15.4	16.0	15.5

Ten Year Comparative Review
Financial data - consolidated ($ millions)

	Combined[2] 2004[3]	2003[3]	2002
Operating revenues:			
Passenger	7,309	6,858	8,190
Cargo	556	519	585
Other	1,035	996	1,051
	8,900	**8,373**	**9,826**
Operating expenses:			
Salaries, wages and benefits	2,585	2,828	3,099
Aircraft fuel	1,606	1,253	1,288
Aircraft rent	632	1,008	1,109
Airport and navigation fees	814	743	772
Depreciation, amortization and obsolescence	397	366	372
Other	2,749	2,859	3,378
	8,783	**9,057**	**10,018**
Operating income (loss) before the undernoted items:	117	(684)	(192)
Non-recurring labour expenses	-	-	(26)
Reorganization and restructuring items	(871)	(1,050)	-
Non-operating income (expense):			
Net interest expense	(210)	(86)	(221)
Gain (loss) on sale of and provisions on assets	(75)	(168)	(42)
Other	(30)	(28)	97
Total non-operating income (expense)	**(315)**	**(282)**	**(166)**
Income (loss) before foreign exchange on non-compromised long-term monetary items and income taxes	(1,069)	(2,016)	(384)
Foreign exchange on non-compromised long-term monetary items	204	137	(60)
Income (loss) before income taxes	(865)	(1,879)	(444)
Recovery of (provision for) income taxes [4]	(15)	12	(384)
Income (loss) for the year	(880)	(1,867)	(828)
Cash flows from (used for):			
Operating	(66)	139	(95)
Financing	1,504	22	(310)
Investing	(476)	(49)	(104)
Increase (decrease) in cash and cash equivalents	962	112	(509)
Cash and cash equivalents, end of year	1,632	670	558
Operating margin [5]	1.3%	(8.2)%	(2.0)%
EBITDAR [5][6]	1,146	690	1,289
EBITDAR % [5][6]	12.9%	8.2%	13.1%
Current ratio	1.08	0.71	0.68
Total assets	9,386	6,910	7,412
Long-term debt and capital lease obligations (including current portion) (excluding perpetual debt)	2,546	505	3,494
Subordinated perpetual debt	-	-	1,193
Liabilities subject to compromise	-	5,313	-
Convertible preferred shares	132	-	-
Shareholders' equity	203	(4,155)	(2,288)
Debt (excluding perpetual debt) to debt plus equity [7]	84%	Note 3	159%
Earnings (loss) per share [8]	Note 9	$ (15.53)	$ (6.89)
Book value per share	Note 9	$ (34.57)	$ (19.04)
Weighted average common shares outstanding (millions) [8]	Note 9	120.2	120.2

(1) Includes Canadian Airlines financial results following its acquisition by Air Canada effective June 30, 2000.

(2) Annual Supplementary Non-GAAP Combined Information (Combined), which is the combination of Air Canada's (Predecessor Company) operations and financial results for the nine months ended September 30, 2004 added to ACE Aviation Holdings Inc.'s (ACE) (Successor Company) operations and financial results for the period ended December 31, 2004. See Note 3 to the 2004 Annual Consolidated Financial Statements.

(3) Under creditor protection (CCAA) as of April 1, 2003 to September 30, 2004.

(4) In the fourth quarter 2002, the Corporation recorded a $400 million valuation allowance as a charge to earnings; $453 million in the third quarter 2001.

(5) Before non-recurring labour expenses and reorganization and restructuring items.

Predecessor Company - Air Canada						
2001	**2000[1]**	**1999**	**1998**	**1997**	**1996**	**1995**
8,123	7,949	5,520	4,977	4,533	3,980	3,581
578	542	387	369	387	347	323
910	805	536	552	612	513	573
9,611	**9,296**	**6,443**	**5,898**	**5,532**	**4,840**	**4,477**
3,022	2,570	1,760	1,594	1,428	1,323	1,235
1,593	1,371	622	657	712	640	527
959	713	513	474	383	319	292
738	657	492	375	228	200	183
441	408	311	292	258	258	216
3,589	3,316	2,368	2,411	2,230	1,914	1,758
10,342	**9,035**	**6,066**	**5,803**	**5,239**	**4,654**	**4,211**
(731)	261	377	95	293	186	266
-	(178)	-	-	-	-	-
-	-	-	-	-	-	-
(275)	(210)	(154)	(174)	(134)	(157)	(201)
(85)	15	57	30	236	133	74
126	37	29	3	16	8	3
(234)	**(158)**	**(68)**	**(141)**	**118**	**(16)**	**(124)**
(965)	(75)	309	(46)	411	170	142
(20)	78	205	(414)	104	236	12
(985)	3	514	(460)	515	406	154
(330)	(39)	(165)	113	(68)	(58)	(16)
(1,315)	(36)	349	(347)	447	348	138
(1,072)	140	680	284	366	64	59
1,718	524	(378)	72	(129)	118	384
(16)	(748)	(147)	(640)	(42)	(502)	(267)
630	(84)	155	(284)	195	(320)	176
1,067	437	521	366	650	455	775
(7.6)%	2.8%	5.9%	1.6%	5.3%	3.8%	5.9%
669	1,382	1,201	861	934	763	774
7.0%	14.9%	18.6%	14.6%	16.9%	15.8%	17.3%
0.78	0.63	0.84	0.81	1.17	0.92	0.90
8,744	9,681	6,772	6,409	6,043	5,500	5,344
3,939	3,300	2,414	2,065	1,879	2,142	2,421
1,172	1,250	1,365	1,553	1,304	1,399	1,575
-	-	-	-	-	-	-
-	-	-	-	-	-	-
(1,460)	(145)	(144)	452	761	291	(60)
111%	74%	61%	46%	37%	50%	52%
$ (10.95)	$ (0.30)	$ 1.88	$ (1.96)	$ 2.48	$ 1.89	$ 0.86
$ (12.15)	$ (1.21)	$ (1.20)	$ 2.40	$ 4.86	$ 1.87	$ (0.39)
140.7	142.7	185.8	188.8	188.1	187.1	168.7

(6) EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent and ownership costs as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and asset acquisitions. EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have a standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies.

(7) Debt includes current portion of long-term debt, bank indebtedness and is net of cash and cash equivalents.

(8) Diluted.

(9) Earnings (loss) per share for the nine months ended 2004 (Predecessor Company) was $(7.45), and for the period ended December 31, 2004 (Successor Company) was $ 0.17. The book value per share for the nine months ended 2004 (Predecessor Company) was $(5.08), and for the period ended December 31, 2004 (Successor Company) was $2.29.The weighted average common shares outstanding for the nine months ended 2004 (Predecessor Company) was 120.2 million, and for the period ended December 31, 2004 (Successor Company) was 88.8 million.

Comparative Review[1] (cont'd)
Operating Statistics - Mainline-related Operations

(unaudited)	Combined[8] 2004	2003	2002
Passenger - Scheduled and Charter:			
Revenue passengers carried (millions) [2]	22.2	21.2	23.1
Revenue passenger miles (millions) [2]	41,653	37,888	43,135
Available seat miles (millions)	53,717	51,340	57,325
Passenger load factor [2]	77.5%	73.8%	75.2%
Yield per revenue passenger mile (excl Aeroplan) (cents) [2] [3]	15.4	15.9	17.0
Yield per revenue passenger mile (incl Aeroplan) (cents) [2] [3]	15.5	15.9	-
Yield per available seat mile (excl Aeroplan) (cents)	11.9	11.7	12.8
Yield per available seat mile (incl Aeroplan) (cents)	12.0	11.7	-
Cargo - Scheduled and Charter:			
Revenue ton miles (millions)	1,048	974	1,187
Yield per revenue ton mile (cents)	51.5	51.3	47.7
Other Measures:			
Operating expense per available seat mile (cents) [4]	14.3	15.4	15.6
Operating expense (net of cargo and other non-ASM revenue) per available seat mile (cents) [4] [5]	11.8	12.9	13.0
Average number of full-time equivalent employees (thousands)	28.7	31.5	34.8
Available seat miles per employee (thousands)	1,873	1,628	1,649
Revenue per employee ($ thousands)	273	232	253
Average aircraft utilization (hours per day) [6]	11.0	10.3	10.7
Average aircraft flight length (miles)	1,308	1,218	1,225
Fuel price per litre (cents) [7]	45.9	37.1	33.7
Fuel litres (millions)	3,240	3,101	3,529
Operating Statistics - Consolidated			
Revenue passenger miles (millions) [2]	43,427	39,565	44,707
Available seat miles (millions)	56,536	54,160	60,169
Passenger load factor [2]	76.8%	73.1%	74.3%
Yield per revenue passenger mile (excl Aeroplan) (cents) [2] [3]	16.7	17.3	18.3
Yield per revenue passenger mile (incl Aeroplan) (cents) [2] [3]	16.8	17.3	18.3

(1) Includes Canadian Airlines financial results following its acquisition by Air Canada effective June 30, 2000.

(2) Revenue passengers carried and revenue passenger miles include frequent flyer redemptions (1996 to 2004). 1996 through 2000 revenue passengers carried restated to conform to the IATA definition of passengers carried.

(3) Beginning in October 2004, Aeroplan redemption revenues related to points redeemed for air travel on Air Canada and Jazz are reflected in passenger revenues. Prior to October 2004, these revenues were recorded in other revenues Refer to the MD&A for additional information on the Loyalty Program.

(4) Includes a fuel excise tax rebate in 1993 of $45 million and a repayment of fuel excise tax rebate in 1997 of $43 million (not consolidated).

Predecessor Company - Air Canada						
2001	2000	1999	1998	1997	1996	1995
23.1	21.2	16.2	16.2	15.6	14.5	10.8
41,651	35,658	24,242	23,211	22,788	20,596	16,747
57,104	49,229	33,970	32,719	32,061	29,431	26,578
72.9%	72.4%	71.4%	70.9%	71.1%	70.0%	63.0%
17.0	19.5	19.8	18.8	17.5	16.4	18.0
-	-	-	-	-	-	-
12.4	14.1	14.1	13.3	12.5	11.5	11.4
-	-	-	-	-	-	-
1,170	1,125	863	833	895	783	707
47.6	46.3	43.2	42.7	41.1	41.6	43.3
16.0	16.3	15.9	15.8	14.3	13.4	13.3
13.6	13.7	13.2	13.2	11.6	10.9	10.6
37.5	31.6	23.0	22.8	21.2	19.9	19.6
1,524	1,560	1,478	1,433	1,516	1,481	1,359
226	262	249	229	230	207	192
10.7	11.1	10.8	10.3	10.4	10.7	10.6
1,217	1,157	1,014	955	944	957	958
38.9	38.0	24.6	26.3	27.5	26.3	23.5
3,693	3,234	2,276	2,251	2,235	2,080	1,910
43,723	37,536	25,623	24,479	23,896	21,894	17,905
60,637	52,553	36,438	35,037	34,117	31,988	28,968
72.1%	71.4%	70.3%	69.9%	70.0%	68.4%	61.8%
18.5	21.2	21.5	20.3	18.9	18.1	20.0
18.5	21.2	21.5	20.3	18.9	18.1	20.0

(5) Represents the net cost of the passenger transportation business, after deducting the revenue impact of cargo and other non-ASM businesses.

(6) Excludes maintenance down-time.

(7) Includes fuel handling expense (1997 to 2004).

(8) Annual Supplementary Non-GAAP Combined Information (Combined), which is the combination of Air Canada's (Predecessor Company) operations and financial results for the nine months ended September 30, 2004 added to ACE Aviation Holdings Inc.'s (ACE) (Successor Company) operations and financial results for the period ended December 31, 2004.

OFFICERS AND DIRECTORS

Officers of ACE AVIATION HOLDINGS INC.

Robert A. Milton	Chairman, President and Chief Executive Officer
M. Robert Peterson	Chief Financial Officer
Duncan Dee	Senior Vice President, Corporate Affairs and Chief Administrative Officer
Sydney John Isaacs	Senior Vice President, Corporate Development and Chief Legal Officer
Jack McLean	Controller
Johanne Drapeau	Corporate Secretary

Board of Directors of ACE AVIATION HOLDINGS INC.

Robert A. Milton
Chairman, President and Chief Executive Officer, ACE
and Chairman, Air Canada
Westmount, Quebec

Bernard Attali
Country Advisor
Texas Pacific Group France
Paris, France

Robert E. Brown
President and Chief Executive Officer
CAE Inc.
Westmount, Quebec

Carlton D. Donaway
Senior Advisor - Operations
Cerberus Capital Management L.P.
Redmond, Washington

Michael M. Green
President – Operations
Cerberus Capital Management, L.P.
Radnor, Pennsylvania

W. Brett Ingersoll
Managing Director
Cerberus Capital Management, L.P.
New York, New York

Pierre Marc Johnson
Senior Counsel
Heenan Blaikie LLP
Montreal, Quebec

John T. McLennan
Corporate Director
Mahone Bay, Nova Scotia

David I. Richardson
Corporate Director
Grafton, Ontario

Marvin Yontef
Senior Partner
Stikeman Elliott LLP
Toronto, Ontario

Investor and Shareholder Information

Price Range and Trading Volume of ACE Variable Voting Shares (ace.rv)

Date	High	Low	Volume Traded
2004 Q4	36.50	21.00	43,847,784

Price Range and Trading Volume of ACE Voting Shares (ace.b)

Date	High	Low	Volume Traded
2004 Q4	36.45	21.05	16,880,098

Duplicate Communication

Shareholders receiving more than one copy are requested to call 1-800-387-0825 or write to the Transfer Agent and Registrar, CIBC Mellon Trust Company at the following address: 2001 University Street, Suite 1600, Montreal, Quebec H3A 2A6

Inquiries may be submitted by electronic mail to inquiries@cibcmellon.com

Restrictions on Voting Securities

The Air Canada Public Participation Act and the articles of Air Canada limit ownership of the airline's voting interests by all non-residents of Canada to a maximum of 25%. The Canada Transportation Act (CTA) also requires that Canadians own and control at least 75% of the voting interests of licensed Canadian carriers. Since Air Canada, Air Canada Jazz and Air Canada Cargo are licence holders and wholly-owned subsidiaries of ACE, ACE's articles contain restrictions to ensure that it remains "Canadian" as defined under the CTA. The restrictions in ACE's articles provide that non-Canadians can only hold variable voting shares of ACE, that such variable voting shares will not carry more than 25% of the aggregate votes attached to all issued and outstanding voting shares and that the total number of votes cast by the holders of such variable voting shares at any meeting will not exceed 25% of the votes that may be cast at such meeting.

Glossary of Terms

Revenue Passenger Miles (RPMs)
Total number of revenue passengers carried multiplied by the miles they are carried.

Available Seat Miles (ASMs)
A measure of passenger capacity calculated by multiplying the total number of seats available for revenue traffic by the miles flown.

Passenger Load Factor
A measure of passenger capacity utilization derived by expressing revenue passenger miles as a percentage of available seat miles.

Revenue Ton Miles (RTMs)
Total number of cargo tons carried multiplied by the miles they are carried.

Yield per RPM
Average revenue per revenue passenger mile.

For Further Information

Shareholder Relations
Assistant Secretary, Shareholder Relations
Telephone: (514) 205-7856
Facsimile: (514) 205-7859

Investor Relations
Director, Investor Relations
Telephone: (514) 422-7849
Facsimile: (514) 422-7877

Head Office
ACE Aviation Holdings Inc.
5100 de Maisonneuve Blvd. West
Montreal, Quebec H4A 3T2

Internet
www.aircanada.com

ACE complies with the guidelines adopted by the Toronto Stock Exchange.

Transfer Agents and Registrar
CIBC Mellon Trust Company
Telephone: 1 800 387-0825
Halifax, Montreal, Toronto, Winnipeg, Calgary and Vancouver.

Ce rapport annuel est publié dans les deux langues officielles du Canada. Pour en recevoir un exemplaire en français, veuillez écrire à la Secrétaire adjointe – Relations avec les actionnaires.

Designed and produced in-house by the Air Canada Multimedia Centre
Translated by:
Air Canada Linguistic Services
Printing: Integria Inc.

ACE AVIATION

Corporate Profile

ACE is the parent holding company of Air Canada and ACE's other subsidiaries.

Air Canada is Canada's largest domestic and international full-service airline and the largest provider of scheduled passenger services in the domestic market, the transborder market and each of the Canada-Europe, Canada-Pacific, Canada-Caribbean/Central America and Canada-South America markets. Passenger transportation is the principal business of the Corporation and, in 2004, represented 82% of its total operating revenues.

Air Canada and Jazz, the Corporation's regional carrier, operate an extensive domestic, transborder and international network. During 2004, Air Canada and Jazz operated, on average, approximately 1,200 scheduled flights each day and carried over 29 million passengers. In 2004, Air Canada and Jazz provided direct passenger air transportation to 144 destinations and, through commercial agreements with other unaffiliated regional airlines referred to as tier III carriers, to an additional 21 destinations, for a total of 165 direct destinations on five continents. The Corporation's primary hubs are located in Toronto, Montreal, Vancouver and Calgary and, in 2004, its passengers accounted for approximately 50%, 50%, 49% and 44% of daily passenger traffic through these hubs, respectively.

Air Canada also operates an extensive global network in conjunction with its international partners. Air Canada is a founding member of the Star Alliance, the world's largest airline alliance group. The Star Alliance has grown, since its inception, to include 16 members and three regional members. Through its strategic and commercial arrangements with Star Alliance members and several other airlines, Air Canada offers service to over 700 destinations in 133 countries, with reciprocal participation in frequent flyer programs and use of airport lounges.

In addition, the Corporation owns Aeroplan LP, which operates Canada's premier loyalty program, with approximately six million members, and Destina.ca, which is an on-line travel site. The Corporation also provides Technical Services through ACTS LP, Cargo Services through AC Cargo LP and Air Canada, Groundhandling Services through ACGHS LP and Air Canada, and tour operator services and leisure vacation packages through Touram LP.

aircanada.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACE AVIATION HOLDINGS INC.
(Registrant)

Date: March 31, 2005

By: /s/ SYDNEY J. ISAACS
Name: Sydney J. Isaacs
Title: Senior Vice President, Corporate Development and Chief Legal Officer